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As filed with the Securities and Exchange Commission on October 30, 2003

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

NEXTEL PARTNERS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4813 (Primary Standard Industrial Classification Code Number)	91-1930918 (I.R.S. Employer Identification Number)

4500 Carillon Point, Kirkland, Washington 98033, (425) 576-3600
(Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

Donald J. Manning, Esq.
4500 Carillon Point
Kirkland, Washington 98033
(425) 576-3600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES OF ALL COMMUNICATIONS TO BE SENT TO:
Laura A. Bertin, Esq. Mark F. Worthington, Esq. Summit Law Group, PLLC 315 Fifth Avenue South, Suite 1000 Seattle, WA 98104 (206) 676-7000	Peter M. Labonski, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Class A Common Stock	37,950,000 shares(1)	$10.83	$410,998,500	$33,249.78

(1)
Includes shares of Class A common stock subject to the underwriters' over-allotment option. This registration statement shall cover any additional shares of the registrant's Class A common stock which become issuable by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without receipt of consideration that results in an increase in the number of shares of the registrant's outstanding common stock.

(2)
The price of $10.83, the average of the high and low prices of the registrant's Class A common stock on the Nasdaq National Market on October 23, 2003, is set forth solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

(3)
A registration fee of $57,500 was previously paid in connection with the registration statement on Form S-3 (No. 333-68296) originally filed on August 24, 2001 and withdrawn on July 24, 2002. Thus, pursuant to Rule 457(b) under the Securities Act of 1933, the remainder of the filing fee of $57,500 paid by the registrant may be applied to the total filing fee of $33,249.78 for this registration statement. As a result, the filing fee due in connection with this filing is $12,154.78.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued November     , 2003

33,000,000 Shares

CLASS A COMMON STOCK

Nextel Partners, Inc. is offering 10,000,000 shares of our Class A common stock and certain selling stockholders are offering 23,000,000 shares of our Class A common stock. We will not receive any of the proceeds from the shares of our Class A common stock sold by the selling stockholders.

Our Class A common stock is listed on the Nasdaq National Market under the symbol "NXTP." On October 29, 2003, the reported last sale price of our Class A common stock on the Nasdaq National Market was $12.27 per share.

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 9.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Nextel Partners, Inc.	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

The underwriters have an option to purchase a maximum of 4,950,000 additional shares of our Class A common stock to cover over-allotments. Certain of the selling stockholders will sell all of the shares, if any, sold pursuant to the over-allotment option.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                           , 2003.

MORGAN STANLEY	JPMORGAN
UBS INVESTMENT BANK	WACHOVIA SECURITIES

        You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information contained in this prospectus is current only as of the date of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights important information contained elsewhere in this prospectus, but does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, especially "Risk Factors" and our financial statements and related notes before deciding to invest in our Class A common stock. As used in this prospectus, "we," "us" and "our" refer to Nextel Partners, Inc., "Nextel" refers to Nextel Communications, Inc. (and/or, where appropriate, its subsidiaries), and "Nextel WIP" refers to Nextel WIP Corp., an indirect wholly owned subsidiary of Nextel.

NEXTEL PARTNERS

Overview

        We provide digital mobile communications services using the Nextel brand name in mid-sized and tertiary markets throughout the United States. We offer four distinct wireless services fully integrated in a single wireless handset. These services include digital cellular services; Direct Connect® (the nationwide digital walkie-talkie service); text messaging; and Nextel Online Services®, which provide wireless access to the Internet and an organization's internal databases as well as other applications, including email. We hold licenses for wireless frequencies in markets where approximately 53 million people, or Pops, live and work. We have constructed and operate a digital mobile network compatible with the digital mobile network constructed and operated by Nextel in targeted portions of these markets, including 13 of the top 100 metropolitan statistical areas and 57 of the top 200 metropolitan statistical areas in the United States ranked by population. Our combined Nextel Digital Mobile Network constitutes one of the largest fully integrated digital wireless communications systems in the United States, currently covering 293 of the top 300 metropolitan statistical areas in the United States. As of September 30, 2003, our portion of the Nextel Digital Mobile Network covered approximately 38 million Pops and we had approximately 1,144,700 digital handsets in service in our markets.

        Our relationship with Nextel was created to accelerate the build-out and expand the reach of the Nextel Digital Mobile Network. In January 1999, we entered into a joint venture agreement with Nextel WIP. Nextel, through Nextel WIP, contributed to us cash and licenses for wireless frequencies and granted us the exclusive right to use the Nextel brand name in exchange for ownership in us and our commitment to build out our compatible digital mobile network in selected markets and corridors, in most cases adjacent to operating Nextel markets. As of September 30, 2003, Nextel WIP owned 31.4% of our common stock and is our largest stockholder. As of September 30, 2003, on a pro forma basis, after giving effect to this offering and the transactions contemplated hereby, Nextel WIP owned 30.2% of our outstanding common stock and would still be our largest stockholder. By the end of 2002, we had successfully built all of the markets we were initially required to build under our 1999 agreement with Nextel. Since 1999 we have acquired licenses from Nextel to expand our network into additional markets. By June 2003, we had completed the construction of all of these additional markets. Through our affiliation with Nextel our customers have seamless nationwide coverage on the entire Nextel Digital Mobile Network.

        Our senior management team has substantial operating experience, with most members averaging over 16 years in the telecommunications industry. Most members of senior management have significant experience working at AT&T Wireless, McCaw Cellular and/or Nextel. Key stockholders, in addition to Nextel WIP, include Credit Suisse First Boston through DLJ Merchant Banking Partners II, L.P. and certain of its affiliates ("DLJ Merchant Banking"), Madison Dearborn Capital Partners II, L.P. ("Madison Dearborn Partners"), Cascade Investments, LLC ("Cascade Investments") (an investment company controlled by William H. Gates III), Motorola, Inc. ("Motorola") and Eagle River Investments, LLC ("Eagle River") (an investment company controlled by Craig O. McCaw).

        We offer a package of wireless voice and data services under the Nextel brand name targeted primarily to business users. We currently offer the following four services which are fully integrated and accessible through a single wireless handset:

  •
  digital mobile telephone service, including advanced calling features such as speakerphone, conference calling, voicemail, call forwarding and additional line service;

  •
  Direct Connect, sometimes referred to as the long-range walkie-talkie feature, which allows customers to contact each other instantly on private one-to-one calls on a nationwide basis or on group calls involving up to 100 customers in the same geographical region;

  •
  two-way messaging, which allows customers to receive and send short numeric and text messages from their handset; and

  •
  Internet services, marketed as Nextel Online Services, which provide customers with Internet-ready handsets access to the World Wide Web and web-based applications such as email, address books, calendars and advanced Java™ enabled business applications.

Strategy

        Provide Differentiated Package of Wireless Services.    Along with Nextel, we offer digital mobile telephone service, Direct Connect, two-way text and numeric messaging and Internet services fully integrated in a single wireless device with no roaming charges nationwide. We believe this "four-in-one" offering is particularly attractive to business users. We further believe that for customers who desire multiple wireless services, the convenience of combining multiple wireless communications options in a single handset for a single package price with a single billing statement is an important feature that helps distinguish us from many of our competitors. Our Direct Connect service has a ten-year history of delivering virtually instantaneous communication and is available to over 13.4 million Nextel and Nextel Partners customers.

        Deliver Unparalleled Customer Service.    In addition to providing our proven four-in-one service offering, our goal is to differentiate ourselves by delivering the highest quality customer service in the industry, including low rates of dropped and blocked calls. In 2002, a significant part of our employees' bonus was tied to achieving a targeted level of customer satisfaction as measured in monthly surveys conducted by an outside vendor. We believe that this monetary bonus helped focus our entire company on achieving our customer service business objective, and we are providing a similar incentive to our employees in 2003.

        Target Business Customers.    We focus on business customers, particularly those customers who employ a mobile workforce. We have initially concentrated our sales efforts on a number of distinct groups of mobile workers, including personnel in the transportation, delivery, real property and facilities management, construction and building trades, landscaping, government, public safety and other service sectors. We expect to gradually expand our target customer groups to include additional industry groups. We believe this focus on business customers has resulted in higher monthly average revenue per unit, or ARPU, and lower average monthly service cancellations than industry averages. For second quarter 2003, our ARPU was $66 (or $75, including roaming revenues received from Nextel) compared to an industry average of $49 as of June 30, 2003. In addition, the average monthly rate at which our customers canceled service with us, or "churn," was approximately 1.6% during the same quarter compared to an industry average of over 2%. Our second quarter 2003 ARPU and churn rate equate to lifetime revenue per subscriber, or LRS, of approximately $4,125, which we believe is one of the highest in the industry. See "Selected Consolidated Financial Data—Additional Reconciliations of Non-GAAP Financial Measures (Unaudited)" for more information regarding our use of ARPU and LRS as non-GAAP financial measures.

        Maintain a Robust, Reliable Network.    Our objective is to maintain a robust and reliable network in our markets that covers all key population areas in that market and operates seamlessly with Nextel's network. We have constructed our portion of the Nextel Digital Mobile Network using the same Motorola-developed iDEN technology used by Nextel. As required, we built and now operate our portion of the Nextel Digital Mobile Network in accordance with Nextel's standards, which enables both companies to achieve a consistent level of service throughout the United States. Our customers have access to digital quality and advanced features whether they are using our or Nextel's portion of the Nextel Digital Mobile Network. This contrasts with the hybrid analog/digital networks of cellular competitors, which do not support all features in the analog-only portions of their networks.

        Maintain Effective Pricing Strategy with Focus on Mid-Sized and Tertiary Markets. We operate in mid-sized and tertiary markets, which we believe have demographics similar to markets served by Nextel. We believe our targeted customer base in these markets has historically been underserved and thus finds our differentiated service offering very attractive. We believe our focus on high quality, underserved customers, coupled with our differentiated service offering, helps allow us to rapidly increase penetration within our targeted customer base while maintaining an effective pricing strategy.

Recent Developments

        In October 2003, we delivered a notice to Nextel WIP stating our intent to redeem all of the 13,110,000 shares of our outstanding Series B preferred stock currently held by Nextel WIP. The Series B preferred stock accretes at a rate of 12% per annum, and as of September 30, 2003, the redemption value of the Series B preferred stock was approximately $38.3 million. We intend to consummate the redemption in the fourth quarter of 2003. Following such redemption, we will no longer have any shares of preferred stock outstanding.

        On October 22, 2003, we reported Adjusted EBITDA of $55.8 million for the quarter ended September 30, 2003, a $47.9 million increase as compared to Adjusted EBITDA of $7.9 million in the same quarter of 2002. Service revenues for the period grew 49% over the same period in the prior year to $260.7 million. Net loss decreased $42.9 million for the quarter ended September 30, 2003 to $22.0 million as compared to $64.9 million in the same period in the prior year. We also reported net cash provided by operating activities of $50.1 million for the quarter ended September 30, 2003, as compared to using $22.1 million of net cash in the same quarter in 2002. We added 91,100 subscribers during the third quarter of 2003 to end the period with 1,144,700 digital subscribers, an increase of 46%, or 360,000, from the 784,700 subscribers at the end of the prior year's third quarter. ARPU increased $4 from $66 in the second quarter to $70 in the third quarter of 2003 and remained one of the highest in the wireless industry. The average monthly churn rate during the third quarter of 2003 improved to 1.5%. See "Selected Consolidated Financial Data—Additional Reconciliations of Non-GAAP Financial Measures (Unaudited)" for more information regarding our use of Adjusted EBITDA and ARPU as non-GAAP financial measures.

        In addition, in August 2003 we closed a private placement of $125.0 million of 1 1/2% convertible senior notes due 2008. We used a portion of the proceeds from the convertible senior notes offering to repurchase approximately $11.1 million (principal amount at maturity) of our 12 1/2% senior discount notes and approximately $22.6 million (principal amount at maturity) of our 11% senior notes for cash in open-market purchases. We also used a portion of the proceeds from the convertible senior notes offering, along with a portion of the proceeds from our sale of 8 1/8% senior notes in June 2003, to repurchase approximately $16.5 million (principal amount at maturity) of our 14% senior discount notes.

        In July 2003, we, along with Nextel, completed the launch in all of our respective markets of Nationwide Direct Connect. With the Nationwide Direct Connect feature, our customers and Nextel customers are able to use the Push to TalkSM nationwide digital walkie-talkie capability anywhere in the continental United States and Hawaii on the Nextel Digital Mobile Network with any other Nextel subscriber.

Corporate Information

        We were incorporated in the State of Delaware in July 1998. Our principal executive offices are located at 4500 Carillon Point, Kirkland, Washington 98033. Our telephone number is (425) 576-3600.

THE OFFERING

Class A common stock offered by us	10,000,000 shares
Class A common stock offered by the selling stockholders	23,000,000 shares
Class A common stock to be outstanding after this offering	182,598,480 shares
Total common stock to be outstanding after this offering	261,654,708 shares
Over-allotment option	4,950,000 shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million, assuming an offering price of $ per share, which was the reported last sale price of our Class A common stock on the Nasdaq National Market on , 2003. We intend to use the net proceeds of this offering for (i) our proposed redemption or repurchase of approximately $67.7 million (principal amount at maturity) of our outstanding 12 1/2% senior discount notes due 2009 and (ii) our working capital and general corporate purposes.
We will not receive any of the proceeds from the sale of shares of Class A common stock sold in this offering by the selling stockholders. See "Use of Proceeds."
Dividend policy	We have never paid cash dividends on any of our capital stock, including our Class A common stock. We currently intend to retain any future earnings to fund the development and growth of our business.
Risk factors
See "Risk Factors" beginning on page 9 and other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A common stock.
Nasdaq National Market symbol	NXTP

        Unless we indicate otherwise, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised. The figures above are based on 172,598,480 shares of Class A common stock and 79,056,228 shares of Class B common stock outstanding as of September 30, 2003 and assume no exercise of outstanding options since that date. The number of shares of common stock estimated to be outstanding after this offering excludes shares of Class A common stock reserved for issuance under our stock option plan, of which 18,944,969 shares were subject to outstanding options at a weighted average exercise price of $7.24 per share as of September 30, 2003, and an additional 32,872,585 shares of Class A common stock issuable upon conversion of our convertible senior notes that have been issued to date.

        "Nextel", "Nextel Direct Connect" and "Nextel Online Services" are trademarks or service marks of Nextel Communications, Inc. "Motorola" and "iDEN" are trademarks or service marks of Motorola, Inc.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The summary consolidated financial data set forth below should be read in conjunction with the sections entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included in this prospectus. Our historical financial results discussed throughout this prospectus include the operations we acquired from Nextel WIP on January 29, 1999 in connection with our initial capitalization, which operations had previously been managed by Nextel. The as adjusted balance sheet information set forth below reflects:

  •
  our receipt of $125.0 million in proceeds from the issuance of 1 1/2% convertible senior notes in August 2003;

  •
  our repurchase of approximately $16.5 million (principal amount at maturity) of our 14% senior discount notes, approximately $11.1 million (principal amount at maturity) of our 12 1/2% senior discount notes and approximately $22.6 million (principal amount at maturity) of our 11% senior notes for cash in open-market purchases subsequent to June 30, 2003;

  •
  our proposed redemption of all of the 13,110,000 shares of our outstanding Series B preferred stock currently held by Nextel WIP, the redemption value of which as of September 30, 2003 was approximately $38.3 million;

  •
  our proposed repurchase of approximately $67.7 million (principal amount at maturity) of our outstanding 12 1/2% senior discount notes due 2009 with proceeds from this offering; and

  •
  our receipt of the estimated net proceeds of $    million from the sale by us of our Class A common stock in this offering.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
	(dollars in thousands)
Consolidated Statements of Operations Data:
Operating revenues:
Service revenues(1)	$3,745	$28,136	$130,125	$363,573	$646,169	$281,082	$427,049
Equipment revenues(1)	1,564	4,584	5,745	13,791	24,519	13,155	15,029

Total revenues	5,309	32,720	135,870	377,364	670,688	294,237	442,078

Operating expenses:
Cost of service revenues (excludes depreciation of $4,586, $11,309, $35,148, $71,346, $100,138, $45,644 and $64,135, respectively)	6,108	18,807	84,962	192,728	267,266	127,779	149,073
Cost of equipment revenues(1)	2,935	10,742	26,685	59,202	87,130	43,170	44,935
Selling, general and administrative	13,531	34,862	117,975	210,310	313,668	146,916	187,369
Stock-based compensation (primarily selling, general and administrative related)	447	27,256	70,144	30,956	12,670	5,756	481
Depreciation and amortization(2)	4,586	12,689	38,044	76,491	101,185	45,647	65,994

Total operating expenses	27,607	104,356	337,810	569,687	781,919	369,268	447,852

Operating income (loss)	(22,298)	(71,636)	(201,940)	(192,323)	(111,231)	(75,031)	(5,774)

Other income (expense):
Interest expense, net	—	(65,362)	(102,619)	(126,096)	(164,583)	(80,157)	(79,397)
Interest income	—	24,585	63,132	32,473	7,091	4,517	1,282
Gain (loss) on early extinguishment of debt(3)	—	—	(23,485)	—	4,427	—	(68,127)
Loss from disposal of assets	—	—	(228)	—	—	—	—

Total other income (expense)	—	(40,777)	(63,200)	(93,623)	(153,065)	(75,640)	(146,242)

Loss before deferred income tax provision and cumulative effect of change in accounting principle	(22,298)	(112,413)	(265,140)	(285,946)	(264,296)	(150,671)	(152,016)
Income tax provision	—	—	—	—	(18,188)	(14,058)	(6,090)

Loss before cumulative effect of change in accounting principle	(22,298)	(112,413)	(265,140)	(285,946)	(282,484)	(164,729)	(158,106)
Cumulative effect of change in accounting principle	—	—	—	(1,787)	—	—	—

Net loss	(22,298)	(112,413)	(265,140)	(287,733)	(282,484)	(164,729)	(158,106)
Mandatorily redeemable preferred stock dividends	—	—	(5,667)	(3,504)	(3,950)	(1,899)	(2,141)

Loss attributable to common stockholders	$(22,298)	$(112,413)	$(270,807)	$(291,237)	$(286,434)	$(166,628)	$(160,247)

	As of December 31,					As of June 30,
	1998	1999	2000	2001	2002	2003	2003
						Actual	As Adjusted
						(unaudited)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments(4)	$16	$568,729	$928,346	$557,285	$195,029	$207,823	$
Property, plant and equipment, net	107,948	252,223	532,702	845,934	1,000,076	1,023,553
FCC operating licenses, net(2)	133,180	151,056	245,295	283,728	348,440	368,958
Total assets	247,666	1,015,327	1,793,084	1,821,721	1,735,925	1,803,779
Current liabilities	8,995	58,503	120,423	127,972	161,567	135,086
Long-term debt	—	785,484	1,067,684	1,327,829	1,424,600	1,642,548
Series B redeemable preferred stock	—	—	27,517	31,021	34,971	37,112
Total stockholders' equity (deficit)	238,671	170,616	570,215	319,504	76,379	(74,898)
Total liabilities and stockholders' equity	$247,666	$1,015,327	$1,793,084	$1,821,721	$1,735,925	$1,803,779	$
	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
	(dollars in thousands)
Consolidated Statements of Cash Flows Data:
Cash flows from operating activities	$(14,791)	$(66)	$(116,028)	$(153,894)	$(116,469)	$(93,789)	$(20,659)
Cash flows from investing activities	$(104,334)	$(365,851)	$(514,003)	$(260,249)	$(201,648)	$(150,038)	$(106,319)
Cash flows from financing activities	$119,141	$520,174	$969,310	$224,950	$81,280	$51,727	$131,884
	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited)
	(dollars in thousands)
Other Data:
Covered Pops (end of period) (millions)	—	6	24	33	36	36	37
Subscribers (end of period)	10,200	46,100	227,400	515,900	877,800	691,600	1,053,600
Adjusted EBITDA(5)	$(17,265)	$(31,691)	$(93,752)	$(84,876)	$2,624	$(23,628)	$60,701
Net capital expenditures(6)	$98,034	$151,743	$303,573	$374,001	$250,841	$139,076	$88,666

(1)
Effective January of 2000, we changed our revenue recognition policy for activation fees (included in service revenues) and equipment (phones) revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed description of the impact of our adoption of SAB No. 101.

(2)
Effective January 2002, we no longer amortize the cost of FCC licenses as a result of implementing Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." See Note 1 of the Notes to Consolidated Financial Statements included elsewhere herein under the caption "FCC Licenses" for a more detailed description of the impact and adoption of SFAS No. 142.

(3)
Effective December 31, 2002, we adopted SFAS No. 145, "Rescission of Financial Accounting Standards Board (FASB) Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of the rescission of SFAS No. 4, the extraordinary loss from early extinguishment of debt presented in our financial statements during 2000 was reclassified into other income (expense). See Note 1 of the Notes to Consolidated Financial Statements included elsewhere herein under the caption "Recently Issued Accounting Pronouncements" for a more detailed description.

(4)
Short-term investments include marketable securities and corporate commercial paper with original purchase maturities greater than three months.

(5)
The term "EBITDA" refers to a financial measure that is defined as earnings (loss) before interest, taxes, depreciation and amortization; we use the term "Adjusted EBITDA" to reflect that our financial measure also excludes cumulative effect of change in accounting principle, loss from disposal of assets, gain (loss) from early extinguishment of debt and stock-based compensation. Adjusted EBITDA is commonly used to analyze companies on the basis of leverage and liquidity. However, Adjusted EBITDA is not a measure determined under generally accepted accounting principles, or GAAP, in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

	Year Ended December 31,					Six Months Ended June 30,		Three Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003	2002	2003
	(unaudited)
	(dollars in thousands)
Net cash provided by (used in) operating activities (as reported on Consolidated Statements of Cash Flows)	$(14,791)	$(66)	$(116,028)	$(153,894)	$(116,469)	$(93,789)	$(20,659)	$(22,070)	$50,111
Adjustments to reconcile to Adjusted EBITDA:
Cash paid interest expense, net of capitalized amount	—	17,302	43,176	70,138	98,777	48,105	51,359	29,183	42,317
Interest income	—	(24,585)	(63,132)	(32,473)	(7,091)	(4,517)	(1,282)	(1,554)	(648)
Change in working capital	(2,474)	(24,342)	42,232	31,353	27,407	26,573	31,283	2,306	(36,008)

Adjusted EBITDA	$(17,265)	$(31,691)	$(93,752)	$(84,876)	$2,624	$(23,628)	$60,701	$7,865	$55,772

(6)
Net capital expenditures exclude capitalized interest and are offset by net proceeds from the sale and lease-back transactions of telecommunication towers and related assets to third parties accounted for as operating leases. Net capital expenditures as defined are not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Net capital expenditures should not be construed as a substitute for capital expenditures reported on the Consolidated Statements of Cash Flows, which is determined in accordance with GAAP. We report net capital expenditures in this manner because we believe it reflects the net cash used by us for capital expenditures and to satisfy the reporting requirements for our debt covenants. The following schedule reconciles net capital expenditures to capital expenditures reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited)
	(dollars in thousands)
Capital expenditures (as reported on Consolidated Statements of Cash Flows)	$104,334	$121,345	$264,513	$398,611	$274,911	$148,054	$84,824
Less: cash paid portion of capitalized interest	(6,300)	(1,231)	(5,545)	(5,449)	(1,993)	(1,103)	(676)
Less: cash proceeds from sale and lease-back transactions accounted for as operating leases	—	(2,246)	(9,259)	(10,425)	(2,562)	(1,848)	(6,250)
Change in capital expenditures accrued or unpaid	—	33,875	53,864	(8,736)	(19,515)	(6,027)	10,768

Net capital expenditures	$98,034	$151,743	$303,573	$374,001	$250,841	$139,076	$88,666

RISK FACTORS

        The following risk factors and other information included in this prospectus should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

We have a history of operating losses, may incur operating losses in the future and may not be able to generate the earnings necessary to fund our operations, sustain the continued growth of our business or repay our debt obligations.

        We did not commence commercial operations until January 29, 1999, and the portion of the Nextel Digital Mobile Network we began operating on that date only had a few months of operating history. Since then, we have had a history of operating losses, and, as of September 30, 2003, we had an accumulated deficit of approximately $1.2 billion. We may continue to incur operating losses in the future. We cannot assure you that we will become profitable or sustain profitability in the future. If we fail to achieve significant and sustained growth in our revenues and earnings from operations, we will not have sufficient cash to fund our current operations, sustain the continued growth of our business or repay our debt obligations. In addition, the slowdown in the U.S. economy generally has added economic and consumer uncertainty that could adversely affect our revenue growth. Our failure to fund our operations or continued growth would have an adverse impact on our financial condition, and our failure to make any required payments would result in defaults under all of our debt agreements, which could result in the cessation of our business.

If Nextel experiences financial or operational difficulties, our business may be adversely affected.

        Our business plan depends, in part, on Nextel continuing to build and sustain customer support of its brand and the Motorola iDEN technology. If Nextel encounters financial problems or operating difficulties relating to its portion of the Nextel Digital Mobile Network or experiences a significant decline in customer acceptance of its products or the Motorola iDEN technology, our affiliation with and dependence on Nextel may adversely affect our business, including the quality of our services, the ability of our customers to roam within the entire network and our ability to attract and retain customers. Additional information regarding Nextel, its domestic digital mobile network business and the risks associated with that business can be found in Nextel's Annual Report on Form 10-K for the year ended December 31, 2002, as well as Nextel's other filings made under the Securities Act and the Securities Exchange Act (SEC file number 0-19656).

Our highly leveraged capital structure and other factors could limit both our ability to obtain additional financing and our growth opportunities and could adversely affect our business in several other ways.

        The total of our non-current portion of our outstanding debt and mandatorily redeemable preferred stock outstanding is approximately $1.8 billion as of September 30, 2003 and greatly exceeds the level of our revenues and stockholders' equity. As of September 30, 2003, the non-current portion of total long-term debt outstanding included $370.5 million outstanding under our credit facility, $6.3 million of 14% senior discount notes outstanding at their accreted value, $367.5 million of 11% senior notes outstanding, $202.0 million of 12 1/2% senior discount notes outstanding at their accreted value, $175.0 million of 1 1/2% convertible senior notes outstanding, $450.0 million of 8 1/8% senior notes outstanding, an additional $125.0 million of 1 1/2% convertible senior notes outstanding and $21.8 million of capital lease obligations. We also had approximately $38.3 million of mandatorily redeemable preferred stock outstanding, including accrued dividends. In aggregate, this indebtedness represented approximately 106% of our total book capitalization at that date.

        Our large amount of outstanding indebtedness, and the fact that we may need to incur additional debt in the future, could significantly impact our business for the following reasons:

  •
  it limits our ability to obtain additional financing, if needed, to implement any enhancement of our portion of the Nextel Digital Mobile Network, including any enhanced iDEN services to expand wireless voice capacity, enhanced data services or potential "third generation" or "3G" mobile wireless services, to cover our cash flow deficit or for working capital, other capital expenditures, debt service requirements or other purposes;

  •
  it will require us to dedicate a substantial portion of our operating cash flow to fund interest expense on our credit facility and other indebtedness, reducing funds available for our operations or other purposes;

  •
  it makes us vulnerable to interest rate fluctuations because our credit facility term loan bears interest at variable rates; and

  •
  it limits our ability to compete with competitors who are not as highly leveraged, especially those who may be able to price their service packages at levels below those, which we can or are willing to match.

        Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate for the foreseeable future to meet our estimated capital requirements to build out and maintain our portion of the Nextel Digital Mobile Network using the current 800 MHz iDEN system.

        We cannot be sure, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, our obligations under our credit facility or our existing senior discount notes, convertible senior notes and senior notes, or to fund our other liquidity needs. In addition, if our indebtedness cannot be repaid at maturity or refinanced, we will not be able to meet our obligations under our debt agreements, which could result in the cessation of our business.

        If we default on our debt or if we were liquidated, the value of our assets may not be sufficient to satisfy our obligations. We have a significant amount of intangible assets, such as licenses granted by the FCC. The value of these licenses will depend significantly upon the success of our business and the growth of the specialized mobile radio, or SMR, and wireless communication industry in general.

        General conditions in the wireless communications industry or specific competitors' results, including potential slowing of new subscriber additions, declining ARPU or increased customer dissatisfaction, may adversely affect the market price of our Class A common stock and, as a result, could impair our ability to raise additional capital through the sale of our equity or debt securities. In addition, the fundraising efforts of Nextel or any of its affiliates may also adversely affect our ability to raise additional funds.

Under certain circumstances, Nextel WIP has the ability to purchase, and a majority of our Class A stockholders can cause Nextel WIP to purchase, all of our outstanding Class A common stock, including the Class A common stock sold in this offering.

        Under our restated certificate of incorporation and our operating agreements, in certain circumstances and subject to certain limitations, Nextel WIP has the ability to purchase, or to cause and fund redemption by us of, all of the outstanding shares of our Class A common stock, including the shares sold in this offering. In addition, under the provisions of our restated certificate of incorporation, upon the occurrence of certain events, the holders of a majority of our outstanding Class A common stock can require Nextel WIP to purchase, or cause and fund a redemption by us of, all of the outstanding shares of our Class A common stock, including the shares sold in this offering. The circumstances that could trigger Nextel WIP's purchase right include the occurrence of January 29, 2008 (subject to certain postponements by our board of directors); a failure by us to implement certain required changes to our business; a failure by Nextel WIP to fund certain changes to the digital transmission technology; or termination of our operating agreements with Nextel WIP as a result of our breach. The circumstances that could trigger our stockholders' put right include a change of control of Nextel; failure by us in certain circumstances to implement changes to our business; or termination of our operating agreements with Nextel WIP as a result of a breach by Nextel WIP. For a description of these provisions of our restated certificate of incorporation, see "Description of Capital Stock—Certain Obligations Under Our Charter."

Implementation of wireless local number portability could negatively impact our business.

        The FCC has mandated that wireless carriers provide for local number portability by November 24, 2003 in the top 100 metropolitan statistical areas. This would allow subscribers to keep their wireless phone number when switching to a different service provider. We anticipate number portability could increase churn, which is likely to increase our costs. A high rate of churn would adversely affect our results of operations because of loss of revenue and the cost of adding new subscribers, which generally includes a commission expense and/or significant handset discounts. A high rate of churn is a significant factor in income and profitability for participants in the wireless industry. We may be required to subsidize product upgrades and/or reduce pricing to match competitors' initiatives and retain customers, which could adversely impact our revenue and profitability. It is unclear whether the wireless industry is fully prepared to implement number portability. If consumer dissatisfaction results, it could adversely impact industry growth.

Our future performance will depend on our and Nextel's ability to succeed in the highly competitive wireless communications industry.

        Our ability to compete effectively with established and prospective wireless communications service providers depends on many factors, including the following:

  •
  If the wireless communications technology that we and Nextel use does not continue to perform in a manner that meets customer expectations, we will be unable to attract and retain customers. Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance and reliability of system transmissions on the Nextel Digital Mobile Network. If we are unable to address and satisfactorily resolve performance or other transmission quality issues as they arise, including transmission quality issues on Nextel's portion of the Nextel Digital Mobile Network, we may have difficulty attracting and retaining customers, which would adversely affect our revenues.

  •
  As personal communication services and cellular operators, such as Verizon Wireless, begin to offer two-way radio dispatch services, our competitive advantage of historically being uniquely able to combine that service with our mobile telephone service may be impaired. Further, some of our competitors have attempted to compete with Direct Connect by offering unlimited mobile-to-mobile calling plan features and reduced rate calling plan features for designated groups. If these calling plan modifications are perceived by our existing and potential customers as viable substitutes for our differentiated services, our business may be adversely affected.

  •
  Because the Nextel Digital Mobile Network does not currently provide roaming or similar coverage on a nationwide basis that is as extensive as is available through most cellular and personal communication services providers, we may not be able to compete effectively against those providers. In addition, some of our competitors provide their customers with handsets with both digital and analog capability, which expands their coverage, while we have only digital capability. We cannot be sure that we, either alone or together with Nextel, will be able to achieve comparable system coverage or that a sufficient number of customers or potential customers will be willing to accept system coverage limitations as a trade-off for our multi-function wireless communications package.

  •
  Neither we nor Nextel has the extensive direct and indirect channels of distribution for the Nextel Digital Mobile Network products and services that are available to some of our competitors. The lack of these distribution channels could adversely affect our operating results. Although we have recently launched a pilot program to expand our distribution channels to include retail locations, we cannot assure you that this program will be successful. Moreover, many of our competitors have established extensive networks of retail locations, including locations dedicated solely to their products, and multiple distribution channels and, therefore, have access to more potential customers than we do.

  •
  Because of their greater resources, some of our competitors may be able to offer services to customers at prices that are below the prices that we can offer for comparable services. If we cannot, as a result, compete effectively based on the price of our service offerings, our revenues and growth may be adversely affected.

  •
  The wireless telecommunications industry is experiencing significant technological change. Our digital technology could become obsolete. We rely on digital technology that is not compatible with, and that competes with, other forms of digital and non-digital voice communication technology. Competition among these differing technologies could result in the following: segment the user markets, which could reduce demand for specific technologies, including our technology; reduce the resources devoted by third-party suppliers, including Motorola, which supplies all of our current digital technology, to developing or improving the technology for our systems; and adversely affect market acceptance of our services.

  •
  We offer our subscribers access to digital two-way mobile data and Internet connectivity under the brand name Nextel Online. We cannot be sure that these services will continue to perform satisfactorily, be utilized by a sufficient number of our subscribers or produce sufficient levels of customer satisfaction or revenue. Because we have less spectrum than some of our competitors, and because we have elected to defer the implementation of 3G services, any digital two-way mobile data and Internet connectivity services that we may offer could be significantly limited compared to those services offered by other wireless communications providers with larger spectrum positions. The success of these new services will be jeopardized if: we are unable to offer these new services profitably; these new service offerings adversely impact the performance or reliability of the Nextel Digital Mobile Network; we, Nextel or third-party developers fail to develop new applications for our customers; or we otherwise do not achieve a satisfactory level of customer acceptance and utilization of these services.

  •
  We expect that as the number of wireless communications providers in our market areas increases, including providers of both digital and analog services, our competitors' prices in these markets will decrease. We may encounter further market pressures to reduce our digital mobile network service offering prices; restructure our digital mobile network service offering packages to offer more value; or respond to particular short-term, market-specific situations, for example, special introductory pricing or packages that may be offered by new providers launching their services in a particular market. A reduction in our pricing would likely have an adverse effect on our revenues and operating results.

  •
  Because of the numerous features we offer, our mobile handsets are, and are likely to remain, significantly more expensive than mobile analog telephones and are, and are likely to remain, somewhat more expensive than digital cellular or personal communication services telephones that do not incorporate a comparable multi-function capability. The higher cost of our equipment may make it more difficult or less profitable to attract customers who do not place a high value on our multi-service offering. This may reduce our growth opportunities or profitability.

  •
  Recent agreements between competitors in some of our markets to share network construction efforts will reportedly reduce their costs and increase their coverage area. These agreements, along with future agreements, may increase market pressure for us to reduce our prices and expand our coverage areas.

Any failure to integrate our portion of the Nextel Digital Mobile Network with Nextel's portion effectively or on schedule would have an adverse effect on our results of operations.

        Pursuant to our operating agreements with Nextel WIP, Nextel WIP provides us with important services and assistance, including a license to use the Nextel brand name and the sharing of switches that direct calls to their destinations. Any interruption in the provision of these services could delay or prevent the continued integration of our portion of the Nextel Digital Mobile Network with Nextel's portion, which is essential to the overall success of our business.

        Moreover, our business plan depends on our ability to implement integrated customer service, network management and billing systems with Nextel's systems to allow our respective portions of the Nextel Digital Mobile Network to operate together, and provide our and Nextel's customers with seamless service. Integration requires that numerous and diverse computer hardware and software systems work together. Any failure to integrate these systems effectively or on schedule may have an adverse effect on our results of operations.

Difficulties in operating our portion of the Nextel Digital Mobile Network could increase the estimated costs of operating the network, which would adversely affect our ability to generate revenue.

        The continued operation of our portion of the Nextel Digital Mobile Network involves a high degree of risk. Before we are able to build additional cell sites in our markets to expand coverage, fill in gaps in coverage or increase capacity, we will need to:

  •
  select and acquire appropriate sites for our transmission equipment, or cell sites;

  •
  purchase and install low-power transmitters, receivers and control equipment, or base radio equipment;

  •
  build out the physical infrastructure;

  •
  obtain interconnection services from local telephone service carriers on a timely basis; and

  •
  test the cell site.

        Our ability to perform these necessary steps successfully may be hindered by, among other things, any failure to:

  •
  lease or obtain rights to sites for the location of our base radio equipment;

  •
  obtain necessary zoning and other local approvals with respect to the placement, construction and modification of our facilities;

  •
  acquire additional necessary radio frequencies from third parties or exchange radio frequency licenses with Nextel WIP;

  •
  commence and complete the construction of sites for our equipment in a timely and satisfactory manner; and

  •
  obtain necessary approvals, licenses and permits from federal, state and local agencies, including land use regulatory approvals and approval from the Federal Aviation Administration and Federal Communications Commission with respect to the transmission towers that we will be using.

        Before fully implementing our portion of the Nextel Digital Mobile Network in a new market area or expanding coverage in an existing market area, we must complete systems design work, find appropriate sites and construct necessary transmission structures, receive regulatory approvals, free up frequency channels now devoted to non-digital transmissions and begin systems optimization. These processes may take weeks or months to complete and may be hindered or delayed by many factors, including unavailability of antenna sites at optimal locations, land use and zoning controversies and limitations of available frequencies. In addition, we may experience cost overruns and delays not within our control caused by acts of governmental entities, design changes, material and equipment shortages, delays in delivery and catastrophic occurrences. Any failure to construct our portion of the Nextel Digital Mobile Network on a timely basis may affect our ability to provide the quality of services in our markets consistent with our current business plan, and any significant delays could have a material adverse effect on our business.

If we do not offer services that Nextel WIP requires us to offer or we fail to meet performance standards, we risk termination of our agreements with Nextel WIP, which would eliminate our ability to carry out our current business plan and strategy.

        Our operating agreements with Nextel WIP require us to construct and operate our portion of the Nextel Digital Mobile Network to specific standards, and to offer certain services by Nextel and its domestic subsidiaries. Our failure to satisfy these obligations could constitute a material default under the operating agreements that would give Nextel WIP the right to terminate these agreements, and would terminate our right to use the Nextel brand. The non-renewal or termination of the Nextel WIP operating agreements would eliminate our ability to carry out our current business plan and strategy and adversely affect our financial condition, and could also trigger Nextel's rights to purchase all of our outstanding Class A common stock, as described above.

We may be required to implement material changes to our business operations to the extent these changes are adopted by Nextel, which may not be beneficial to our business.

        If Nextel adopts material changes to its operations, our operating agreements with Nextel WIP give it the right to require us to make similar changes to our operations. The failure to implement required changes could, under certain circumstances, trigger the ability of Nextel WIP to terminate their operating agreements with us, which could result in the adverse effects described above. Even if the required change is beneficial to Nextel, the effect on our business may vary due to differences in markets and customers. We cannot assure you that such changes would not adversely affect our business plan.

The transmission technology used by us and Nextel is different from that used by most other wireless carriers, and, as a result, we might not be able to keep pace with industry standards if more widely used technologies advance.

        The Nextel Digital Mobile Network uses scattered, non-contiguous radio spectrum near the frequencies used by cellular carriers. Because of their fragmented character, these frequencies traditionally were only usable for two-way radio calls, such as those used to dispatch taxis and delivery vehicles. Nextel became able to use these frequencies to provide a wireless telephone service competitive with cellular carriers only when Motorola developed a proprietary technology it calls "iDEN." We, Nextel, and Southern LINC are currently the only major U.S. wireless service providers utilizing iDEN technology on a nationwide basis, and iDEN phones are not currently designed to roam onto other domestic wireless networks.

        Our operating agreements with Nextel WIP require us to use the iDEN technology in our system and prevent us from adopting any new communications technologies that may perform better or are available at a lower cost without Nextel WIP's consent.

        Future technological advancements may enable other wireless technologies to equal or exceed our current levels of service and render iDEN technology obsolete. If Motorola is unable to upgrade or improve iDEN technology or develop other technology to meet future advances in competing technologies on a timely basis, or at an acceptable cost, because of the restrictive provisions in our operating agreements with Nextel WIP, we will be less able to compete effectively and could lose customers to our competitors, all of which would have an adverse effect on our business and financial condition.

We are dependent on Motorola for telecommunications equipment necessary for the operation of our business, and any failure of Motorola to perform would adversely affect our operating results.

        Motorola is currently our sole-source supplier of transmitters used in our network and wireless telephone equipment used by our customers, and we rely, and expect to continue to rely, on Motorola to manufacture a substantial portion of the equipment necessary to construct our share of the Nextel Digital Mobile Network. We expect that for the next few years, Motorola, and other manufacturers who are licensed by Motorola, will be the only manufacturers of wireless telephones that are compatible with the Nextel Digital Mobile Network. If Motorola becomes unable to deliver such equipment, or refuses to do so on reasonable terms, then we may not be able to service our existing subscribers or add new subscribers and our business would be adversely affected. Motorola and its affiliates engage in wireless communications businesses and may in the future engage in additional businesses that do or may compete with some or all of the services we offer. We cannot assure you that any potential conflict of interest between us and Motorola will not adversely affect our ability to obtain equipment in the future. In addition, the failure by Motorola to deliver necessary technology improvements and enhancements and system infrastructure and subscriber equipment on a timely, cost-effective basis would have an adverse effect on our growth and operations. We generally have been able to obtain adequate quantities of base radios and other system infrastructure equipment from Motorola, and adequate volumes and mix of wireless telephones and related accessories from Motorola, to meet subscriber and system loading rates, but we cannot be sure that equipment quantities will be sufficient in the future. Additionally, in the event of shortages of that equipment, our agreements with Nextel WIP provide that available supplies of this equipment would be allocated proportionately between Nextel and us.

Costs and other aspects of a future deployment of advanced digital technology could adversely affect our operations and growth.

        Based on our current outlook and the current outlook of Nextel, we anticipate eventually deploying advanced digital technology that will allow high capacity wireless voice and high-speed data transmission, and potentially other advanced digital services. The technology that we would deploy to provide these types of broadband wireless services is sometimes referred to as "third-generation" or "3G." We and Nextel are focusing activities on maximizing our ability to offer 3G capabilities while continuing to fully utilize our iDEN digital mobile network. Significant capital expenditures would be required in implementing this 3G technology, and we cannot assure you that we will have the financial resources necessary to fund these expenditures or, if we do implement this technology, that it would provide the advantages that we would expect. Moreover, it may be necessary to acquire additional frequencies to implement 3G technologies, and we cannot be sure that we will be able to obtain such spectrum on reasonable terms, if at all. The actual amount of the funds required to finance and implement this technology may significantly exceed our current estimate. Further, any future implementation could require additional unforeseen capital expenditures in the event of unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes, equipment unavailability and technological or other complications. In addition, there are several types of 3G technologies that may not be fully compatible with each other or with other currently deployed digital technologies. If the type of technology that we either choose to deploy or are required to deploy to maintain compatibility with the technology chosen by Nextel does not gain widespread acceptance or perform as expected, or if our competitors develop 3G technology that is more effective or economical than ours, our business would be adversely affected.

We may not be able to obtain additional spectrum, which may adversely impact our ability to implement our business plan.

        We may seek to acquire additional spectrum, including through participation as a bidder, or member of a bidding group, in government-sponsored auctions of spectrum. We may not be able to accomplish any spectrum acquisition or the necessary additional capital for that purpose may not be available on acceptable terms, or at all. If sufficient additional capital is not available, to the extent we are able to complete any spectrum acquisition, the amount of funding available to us for our existing businesses would be reduced. Even if we are able to acquire spectrum, we may still require additional capital to finance the pursuit of any new business opportunities associated with our acquisitions of additional spectrum, including those associated with the potential provision of any new 3G wireless services. This additional capital may not be available.

Our network may not have sufficient capacity to support our anticipated customer growth.

        Our business plan depends on assuring that our portion of the Nextel Digital Mobile Network has adequate capacity to accommodate anticipated new customers and the related increase in usage of our network. This plan relies on:

  •
  the ability to obtain additional spectrum when and where required;

  •
  the availability of wireless telephones of the appropriate model and type to meet the demands and preferences of our customers; and

  •
  the ability to obtain and construct additional cell sites and other infrastructure equipment.

        We cannot assure you that we will not experience unanticipated difficulties in obtaining these items, which could adversely affect our ability to build our portion of the network.

Systems limitations on adding customers may adversely affect our growth and performance.

        Our success in generating revenues by attracting and retaining large numbers of customers to our portion of the Nextel Digital Mobile Network is critical to our business plan. In order to do so, we must develop effective procedures for customer activation, customer service, billing and other support services. Even if our system is functional on a technical basis, we may encounter other factors that could adversely affect our ability to successfully add customers to our portion of the Nextel Digital Mobile Network, including:

  •
  inadequate or inefficient systems, business process and related support functions especially as related to customer service and accounts receivable collection; and

  •
  an inappropriately long length of time between a customer's order and activation of service for that customer, especially because the current activation time for our new customers is longer than that of some of our competitors.

        Customer reliance on our customer service functions may increase as we add new customers. Our inability to timely and efficiently meet the demands for these services could decrease or postpone subscriber growth, or delay or otherwise impede billing and collection of amounts owed, which would adversely affect our revenues.

Our existing debt agreements contain restrictive and financial covenants that limit our operating flexibility.

        Our credit facility and the indentures governing our existing senior discount notes, convertible senior notes and senior notes contain covenants that, among other things, restrict our ability to take specific actions even if we believe them to be in our best interest. These include restrictions on our ability to:

  •
  incur additional debt;

  •
  pay dividends or distributions on, or redeem or repurchase, capital stock;

  •
  create liens on assets;

  •
  make investments, loans or advances;

  •
  issue or sell capital stock of certain of our subsidiaries;

  •
  enter into transactions with affiliates;

  •
  enter into a merger, consolidation or sale of assets; or

  •
  engage in any business other than telecommunications.

        In addition, our credit facility imposes financial covenants that require our principal subsidiary to comply with specified financial ratios and tests, including minimum interest coverage ratios, maximum leverage ratios, minimum service revenues, minimum subscriber units and covered Pops, minimum EBITDA requirements, as defined in the credit facility, and minimum fixed charge coverage ratios. We cannot assure you that we will be able to meet these requirements or satisfy these covenants in the future, and if we fail to do so, our debts could become immediately payable at a time when we are unable to pay them, which could adversely affect our ability to carry out our business plan and would have a negative impact on our financial condition.

If an event constituting a change of control or fundamental change occurs, we may be required to redeem or repurchase all of our outstanding notes even if our credit facility prohibits such redemption or repurchase or we lack the resources to make such redemption or repurchase.

        Upon the occurrence of a defined change of control or fundamental change under the indentures governing our existing senior discount notes, convertible senior notes and senior notes, other than a change of control involving certain of our existing stockholders, we could be required to redeem or repurchase our existing senior discount notes, convertible senior notes and senior notes. However, our credit facility prohibits us, except under certain circumstances, from redeeming or repurchasing any of our outstanding notes before their stated maturity. In the event we become subject to a change of control at a time when we are prohibited from redeeming or repurchasing our outstanding notes, our failure to redeem or repurchase such notes would constitute an event of default under the respective indentures, which would in turn result in a default under our credit facility. Any default under our indentures or credit facility could result in an acceleration of such indebtedness, which would harm our financial condition and adversely impact our ability to implement our business plan and could result in the cessation of our business. Moreover, even if we obtained consent under our credit facility, we cannot be sure that we would have sufficient resources to redeem or repurchase our outstanding notes and still have sufficient funds available to successfully pursue our business plan.

We are dependent on our current key personnel, and our success depends upon our continued ability to attract, train and retain additional qualified personnel.

        The loss of one or more key employees could impair our ability to successfully operate our portion of the Nextel Digital Mobile Network. We believe that our future success will also depend on our continued ability to attract and retain highly qualified technical, sales and management personnel.

Concerns that the use of wireless telephones may pose health and safety risks may discourage the use of our wireless telephones.

        Studies and reports have suggested that, and additional studies are currently being undertaken to determine whether radio frequency emissions from enhanced specialized mobile radio, or ESMR, cellular and personal communications service, or PCS, wireless telephones may be linked with health risks, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. The actual or perceived risk of portable telephones could adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the mobile communications industry.

        Litigation by individuals alleging injury from health effects associated with radio frequency emissions from mobile phones has been brought against us and other mobile wireless carriers and manufacturers. In addition, purported class action litigation has been filed seeking to require all wireless telephones to include an earpiece that would enable use of wireless telephones without holding them against the user's head. While it is not possible to predict the outcome of this litigation, circumstances surrounding it could increase the cost of our wireless telephones as well as increase other costs of doing business.

        Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. The passage of this type of legislation could decrease demand for our services.

Regulatory authorities exercise considerable power over our operations, which could be exercised against our interests and impose additional unanticipated costs.

        The FCC and state telecommunications authorities regulate our business to a substantial degree. The regulation of the wireless telecommunications industry is subject to constant change. New rules and regulations may be adopted pursuant to the Communications Act of 1934, as amended. While the Telecommunications Act of 1996 provided for significant deregulation of the U.S. telecommunications industry, certain FCC rules regulating it remain subject to judicial review and additional FCC rulemaking. As a result, we cannot predict the effect that this or other legislation or any FCC rulemaking may have on our future operations. We must comply with all applicable regulations to conduct our business. Modifications of our business plans or operations to comply with changing regulations or actions taken by regulatory authorities might increase our costs of providing service and adversely affect our financial condition. In addition, we anticipate FCC regulation or Congressional legislation that creates additional spectrum allocations that may also have the effect of adding new entrants into the mobile telecommunications market.

        If we fail to comply with the terms of our licenses or applicable regulations, we could lose one or more licenses or face penalties and fines. For example, we could lose a license if we fail to construct or operate facilities as required by the license. If we lose licenses, that loss could have a material adverse effect on our business and financial condition.

Nextel WIP has contractual approval rights that allow it to exert significant influence over our operations, and it can acquire additional shares of our stock.

        Pursuant to our amended shareholders' agreement and operating agreements, the approval of the director designated by Nextel WIP, and/or of Nextel WIP itself, is required in order for us to:

  •
  make a material change in our technology;

  •
  modify our business objectives in any way that is inconsistent with our objectives under our material agreements, including our operating agreements with Nextel WIP;

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  dispose of all or substantially all of our assets;

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  make a material change in or broaden the scope of our business beyond our current business objectives; or

  •
  enter into any agreement the terms of which would be materially altered in the event that Nextel WIP either exercises or declines to exercise their rights to acquire additional shares of our stock under the terms of the amended shareholders' agreement or our restated certificate of incorporation.

        These approval rights relate to significant transactions, and decisions by the Nextel WIP-designated director could conflict with those of our other directors, including our independent directors.

        In addition, the amended shareholders' agreement does not prohibit Nextel WIP or any of our other stockholders or any of their respective affiliates from purchasing shares of our Class A common stock in the open market. Any such purchases would increase the voting power and influence of the purchasing stockholder, and could result in a change of control of us. Additionally, if we experience a change of control, Nextel WIP could purchase all of our licenses for $1.00, provided that it enters into a royalty-free agreement with us to allow us to use the licenses in our territory for as long as our operating agreements with Nextel WIP remain in effect. Such an agreement would be subject to approval by the FCC.

Significant stockholders represented on our board of directors can exert significant influence over us and may have interests that conflict with those of our other stockholders.

        As of September 30, 2003, our officers, directors and greater than 5% stockholders together controlled approximately 72% of our outstanding common stock. As of September 30, 2003, on a pro forma basis, after giving effect to this offering and the transactions contemplated hereby, our officers, directors and greater than 5% stockholders together controlled approximately 61% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company.

        In addition, under our amended shareholders' agreement, Nextel WIP and Madison Dearborn Partners each have the right to designate a member to our currently authorized seven-member board of directors. We cannot be certain that any conflicts that arise between the interests of our company and those of these stockholders will always be resolved in our favor. Moreover, as described above, Nextel WIP has certain approval rights that allow it to exert significant influence over our operations.

        Madison Dearborn Partners and Eagle River each own significant amounts of our capital stock and each currently has a representative on our board of directors. Each of these entities or their affiliates has significant investments in other telecommunications businesses, some of which may compete with us currently or in the future. We do not have a non-competition agreement with any of our stockholders, and thus their or their affiliates' current and future investments could create conflicts of interest.

Anti-takeover provisions could prevent or delay a change of control that stockholders may favor.

        Provisions of our charter documents, amended shareholders' agreement, operating agreements and Delaware law may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable. We have authorized the issuance of "blank check" preferred stock and have imposed certain restrictions on the calling of special meetings of stockholders. If we experience a change of control, Nextel WIP could purchase all of our licenses for $1.00, provided that it enters into a royalty-free agreement with us to allow us to use the frequencies in our territory for as long as our operating agreements remain in effect. Such an agreement would be subject to approval by the FCC. Moreover, a change of control could trigger an event of default under provisions in our credit facility and the indentures governing our senior discount notes, convertible senior notes and senior notes. These provisions could have the effect of delaying, deferring or preventing a change of control in our company, discourage bids for our Class A common stock at a premium over the market price, lower the market price of our Class A common stock, or impede the ability of the holders of our Class A common stock to change our management.

Regulations to which we are subject may affect the ability of some of our investors to have an equity interest in us. Additionally, our restated certificate of incorporation contains provisions that allow us to redeem shares of our securities in order to maintain compliance with applicable federal and state telecommunications laws and regulations.

        Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. This regulation may prevent some investors from owning our securities, even if that ownership may be favorable to us. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval from the FCC or the applicable state commission to own those securities. Moreover, our restated certificate of incorporation allows us to redeem shares of our stock from any stockholder in order to maintain compliance with applicable federal and state telecommunications laws and regulations.

Our Series B preferred stock has a liquidation preference to our common stock, can be redeemed by us at any time and must be redeemed for cash in February 2010.

        Upon a liquidation of our company, holders of our outstanding Series B preferred stock would be entitled to receive, prior to receipt of any funds by the holders of our common stock, an aggregate liquidation preference equal to $21.9 million, plus dividends accrued on such amount from the date of issuance up to the liquidation date equal to 12% per annum of the aggregate liquidation preference, compounded quarterly. In addition, we can redeem all of our Series B preferred stock at any time upon payment of the accreted liquidation preference, subject to the covenants in our debt instruments. In October 2003, we delivered a notice to Nextel WIP stating our intent to redeem all of the 13,110,000 shares of our outstanding Series B preferred stock currently held by Nextel WIP. As of September 30, 2003, the redemption value of the Series B preferred stock was approximately $38.3 million. We intend to consummate the redemption in the forth quarter of 2003. Following such redemption, we will no longer have any shares of preferred stock outstanding. If we do not consummate the proposed redemption, pursuant to our restated certificate of incorporation, we must redeem all of our Series B preferred stock in February 2010. We cannot guarantee that we will have sufficient cash from operations at that time to make such redemption. In the event that we default on our redemption obligations, the accreted liquidation preference will continue to accrue until we fulfill our redemption obligations in full.

Our stock price has been and is likely to continue to be volatile and could decline substantially.

        The market price of our Class A common stock has been volatile in the past and is likely to continue to be volatile and could be subject to wide fluctuations and could decline substantially in response to factors such as the following, some of which are beyond our control:

  •
  quarterly variations in our or Nextel's operating results;

  •
  variations in our or Nextel's operating results from the expectations of securities analysts and investors;

  •
  changes in expectations as to our or Nextel's future financial performance, including financial estimates by securities analysts and investors;

  •
  changes in laws and regulations affecting the telecommunications industry;

  •
  announcements of significant claims or proceedings against us;

  •
  changes in market valuations of Nextel or other telecommunications companies;

  •
  announcements of technological innovations or new services by us, Nextel or our competitors;

  •
  announcements by us, Nextel or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  additions or departures of key personnel;

  •
  adverse changes in general market conditions or economic trends;

  •
  future sales of our Class A common stock or securities convertible into Class A common stock; and

  •
  trading volume fluctuations.

        In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

Sales of large amounts of our Class A common stock, or the perception that such sales could occur, may adversely affect the market price of our Class A common stock.

        Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that such sales could occur, following this offering could adversely affect the market price of our Class A common stock. After this offering, we will have 182,598,480 shares of Class A common stock outstanding, and 261,654,708 shares of Class A and Class B common stock outstanding. In addition, as of September 30, 2003, 18,944,969 shares of Class A common stock were issuable upon exercise of outstanding stock options and an additional 32,872,585 shares of Class A common stock were reserved for issuance upon the conversion of currently outstanding senior convertible notes issued in private placements in 2003.

FORWARD-LOOKING STATEMENTS

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from current beliefs.

        Some statements and information contained in this prospectus are not historical facts, but are forward-looking statements. They can be identified by the use of forward-looking words such as "believes," "expects," "plans," "may," "will," "would," "could," "should" or "anticipates" or other comparable words, or by discussions of strategy, plans or goals that involve risks and uncertainties that could cause actual results to differ materially from those currently anticipated. We caution you that these forward-looking statements are only predictions, subject to risks and uncertainties. Actual events or results can differ materially from those expressed or implied as a result of a variety of factors, including those set forth above under "Risk Factors." Forward-looking statements include, but are not limited to, statements with respect to the following:

  •
  our business plan, its advantages and our strategy for implementing our plan;

  •
  general economic conditions in the geographic areas and occupational markets that we are targeting in our portion of the Nextel Digital Mobile Network;

  •
  the successful implementation and performance of the technology being deployed or to be deployed in our various markets, including the expected 6:1 voice coder software upgrade being developed by Motorola and technologies to be implemented in connection with the completed launch of Nationwide Direct Connect capability;

  •
  our ability to attract and retain sufficient customers;

  •
  our anticipated capital expenditures, funding requirements and contractual obligations, including our ability to access sufficient debt or equity capital to meet operating and financing needs;

  •
  the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet our service deployment, marketing plans and customer demand;

  •
  the ability to achieve and maintain market penetration and average subscriber revenue levels sufficient to provide financial viability;

  •
  our ability to timely and successfully accomplish required scale-up of our billing, collection, customer care and similar back-office operations to keep pace with customer growth, increased system usage rates and growth in levels of accounts receivable;

  •
  the timely development and availability of new handsets with expanded applications and features, and market acceptance of such handsets and service offerings;

  •
  the availability and cost of acquiring additional spectrum;

  •
  the quality and price of similar or comparable wireless communications services offered or to be offered by our competitors, including providers of PCS and cellular services;

  •
  the impact on our cost structure or service levels of the general downturn in the telecommunications sector, including the adverse effect of any bankruptcy of any of our tower providers or telecommunications suppliers;

  •
  future legislation or regulatory actions relating to specialized mobile radio services, other wireless communications services or telecommunications services generally;

  •
  timely delivery and successful implementation of any new technologies deployed in connection with any future enhanced iDEN® or next generation or other advanced services we may offer;

  •
  the costs of compliance with regulatory mandates, particularly the requirement to deploy location-based 911 capabilities; and

  •
  other risks and uncertainties described from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2002 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003.

THE SELLING STOCKHOLDERS

The Selling Stockholders

        The selling stockholders are DLJ Merchant Banking, Madison Dearborn Partners and Motorola. We believe that each of these selling stockholders has sole voting and investment power with respect to the shares of Class A common stock it is offering.

Share Ownership and Other Relationships

DLJ Merchant Banking

        As of September 30, 2003, DLJ Merchant Banking owned an aggregate of 24,575,887 shares of our Class A common stock, which represented approximately 9.8% of our issued and outstanding shares of common stock. Following the sale of shares in this offering, DLJ Merchant Banking will own an aggregate of 16,575,887 shares of our Class A common stock, which will represent approximately 6.3% of our issued and outstanding shares of common stock after giving effect to the sale of shares of Class A common stock in this offering by us and the selling stockholders. DLJ Merchant Banking has also agreed to provide 2,475,000 shares to satisfy one-half of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, DLJ Merchant Banking will own an aggregate of 14,100,887 shares of our Class A common stock, or 5.4% of our issued and outstanding shares of common stock after giving effect to the sale of shares of Class A common stock in this offering by us and the selling stockholders. In addition, Credit Suisse First Boston, an affiliate of DLJ Merchant Banking, held approximately $14 million of our senior discount notes.

        DLJ Merchant Banking has engaged in transactions and performed commercial and investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future. In addition, from January 29, 1999 to May 13, 2003, our amended and restated shareholders' agreement granted DLJ Merchant Banking the right to designate a member to our board of directors. Until November 22, 2002, DLJ Merchant Banking had a representative on our board of directors. See "Certain Relationships and Related Party Transactions—DLJ Merchant Banking Relationship."

Madison Dearborn Partners

        As of September 30, 2003, Madison Dearborn Partners owned 27,174,179 shares of our Class A common stock, which represented approximately 10.8% of our issued and outstanding shares of common stock. Following the sale of shares in this offering, Madison Dearborn Partners will own 19,174,179 shares of our Class A common stock, which will represent approximately 7.3% of our issued and outstanding shares of common stock after giving effect to the sale of shares of Class A common stock in this offering by us and the selling stockholders. Madison Dearborn Partners has also agreed to provide 2,475,000 shares to satisfy one-half of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, Madison Dearborn Partners will own 16,699,176 shares of our Class A common stock, or 6.4% of our issued and outstanding shares of common stock after giving effect to the sale of shares of Class A common stock in this offering by us and the selling stockholders.

        In addition, under our amended and restated shareholders' agreement, Madison Dearborn Partners has the right to designate a member to our board of directors. Madison Dearborn Partners currently has a representative on our board of directors. See "Risk Factors—Significant shareholders represented on our board of directors can exert significant influence over us and may have interests that conflict with those of our other stockholders" and "Management."

Motorola

        As of September 30, 2003, Motorola owned 13,076,376 shares of our Class A common stock, which represented approximately 5.2% of our issued and outstanding shares of common stock. Following the sale of shares in this offering, Motorola will own 6,076,376 shares of our Class A common stock, which will represent approximately 2.3% of our issued and outstanding shares of common stock after giving effect to the sale of shares of Class A common stock in this offering by us and the selling stockholders.

        Motorola is currently our sole-source supplier of transmitters used in our network and wireless telephone equipment used by our customers. For the year ended December 31, 2002 and the six months ended June 30, 2003, we purchased approximately $182.1 million and $90.5 million, respectively, of infrastructure and other equipment, telephones, warranties and services from Motorola. See "Risk Factors—We are dependent on Motorola for telecommunications equipment necessary for the operation of our business, and any failure of Motorola to perform would adversely affect our operating results" and "Certain Relationships and Related Transactions—Motorola Agreements."

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of our Class A common stock by us in this offering will be approximately $    million after deducting the underwriting discounts and estimated offering expenses.

        We expect to use the net proceeds of this offering for (i) our proposed redemption or repurchase of approximately $67.7 million (principal amount at maturity) of our outstanding 12 1/2% senior discount notes due 2009 and (ii) our working capital and general corporate purposes.

        Pending these uses, the net proceeds of this offering will be invested in short-term, interest-bearing government or investment grade securities.

        We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2003:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect (i) our receipt of $125.0 million in proceeds from the issuance of 1 1/2% convertible senior notes in August 2003; (ii) our repurchase of approximately $16.5 million (principal amount at maturity) of our 14% senior discount notes, approximately $11.1 million (principal amount at maturity) of our 12 1/2% senior discount notes and approximately $22.6 million (principal amount at maturity) of our 11% senior notes for cash in open-market purchases subsequent to June 30, 2003; (iii) our proposed redemption of all of the 13,110,000 shares of our outstanding Series B preferred stock currently held by Nextel WIP, the redemption value of which as of September 30, 2003 was approximately $38.3 million; (iv) our proposed repurchase of approximately $67.7 million (principal amount at maturity) of our outstanding 12 1/2% senior discount notes due 2009 with proceeds from this offering; and (v) our receipt of the estimated net proceeds of $    million from the sale by us of our Class A common stock in this offering.

        You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

        The outstanding share information excludes 19,156,238 shares of Class A common stock issuable upon exercise of options outstanding as of June 30, 2003 having a weighted average exercise price of $7.22 and an additional 23,084,022 shares of Class A common stock issuable upon conversion of our convertible senior notes outstanding as of June 30, 2003, and assumes no exercise of the underwriters' over-allotment option.

	As of June 30, 2003
	Actual	As Adjusted
	(in thousands) (unaudited)
Cash and cash equivalents, short-term investments and restricted cash	$207,823	$

Debt:
Credit facility(1)	$374,563	$
14% senior discount notes due 2009(2)	21,312
11% senior notes due 2010	390,000
12 1/2% senior discount notes due 2009	212,187
1 1/2% convertible senior notes due 2008	175,000
8 1/8% senior notes due 2011	450,000
Capital lease obligation	25,683

Total long-term debt	1,648,745

Series B redeemable preferred stock due 2010	37,112

Stockholders' equity:
Class A common stock and additional paid-in capital	907,000
Class B common stock and additional paid-in capital	163,312
Deferred compensation	(1,519)
Accumulated deficit	(1,143,691)

Total stockholders' equity	(74,898)

Total capitalization	$1,610,959	$

(1)
One of our subsidiaries, Nextel Partners Operating Corp., entered into a $475 million credit facility and, as of June 30, 2003, had an aggregate of $375 million in term loans outstanding and had $100 million available under a revolving credit facility.

(2)
Represents the accreted value of the notes as of June 30, 2003.

PRICE RANGE OF CLASS A COMMON STOCK

        Our Class A common stock is traded on the Nasdaq National Market under the symbol "NXTP." The following table sets forth, for the periods indicated, the high and low sale prices of our Class A common stock as reported on Nasdaq.

	High	Low
Fiscal Year Ended December 31, 2000
First Quarter (from February 22, 2000—IPO)	$40.13	$28.25
Second Quarter	32.75	13.00
Third Quarter	34.50	22.00
Fourth Quarter	29.00	10.06
Fiscal Year Ended December 31, 2001
First Quarter	$24.50	$11.00
Second Quarter	18.02	10.50
Third Quarter	15.80	4.35
Fourth Quarter	12.32	4.88
Fiscal Year Ended December 31, 2002
First Quarter	$12.95	$3.37
Second Quarter	6.53	2.40
Third Quarter	6.47	2.12
Fourth Quarter	8.39	4.53
Fiscal Year Ending December 31, 2003
First Quarter	$7.61	$3.90
Second Quarter	8.00	4.49
Third Quarter	9.85	7.07
Fourth Quarter (through October 29, 2003)	12.30	7.86

        On October 29, 2003, the last sale price reported on the Nasdaq National Market for our Class A common stock was $12.27 per share.

        As of October 29, 2003, there were 255 holders of record of our Class A common stock.

DIVIDEND POLICY

        We have never paid cash dividends on any of our capital stock, including our Class A common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends on our Class A common stock in the foreseeable future. In addition, our credit facility prohibits us from paying dividends without our lender's consent and the indentures pursuant to which our senior notes and senior discount notes were issued contain a limitation on our ability to pay dividends. If we do not consummate the proposed redemption of all of our outstanding Series B preferred stock, however, we will be required, in a liquidation or upon mandatory redemption in 2010, to pay dividends on our Series B preferred stock, which we accrue for monthly. See "Description of Capital Stock."

DILUTION

        If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock and the as adjusted net tangible book value per share of our Class A common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of our Class A and Class B common stock. All of our Class B common stock is owned by Nextel WIP, has identical rights as the Class A common stock and is convertible into Class A common stock at any time upon a transfer of such shares by Nextel WIP to a third party that is not affiliated with Nextel.

        At June 30, 2003, our net tangible book value was $            , or $        per share of Class A and Class B common stock. After giving effect to the sale by us of            shares of Class A common stock at an assumed public offering price of $    per share (less estimated underwriting discounts and commissions and estimated expenses we expect to pay in connection with this offering), our as adjusted net tangible book value at June 30, 2003 would be $                        , or $            per share. This represents an immediate increase in the as adjusted net tangible book value of $    per share to existing stockholders and an immediate dilution of $            per share to new investors or approximately            % of the assumed offering price of $            per share.

        The following table illustrates this per share dilution:

Assumed public offering price per share		$

Net tangible book value per share at June 30, 2003	$
Increase per share attributable to new investors

As adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

        The following table shows on an as adjusted basis at June 30, 2003, after giving effect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering (before deducting underwriting discounts and commissions and estimated offering expenses payable by us at an assumed public offering price of $            per share):

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	251,260,597%		$1,070,312%			$4.26
New investors					$

Total		100%		100%

        The above computation assumes no exercise of options after June 30, 2003. To the extent that any shares are issued upon exercise of options, there will be further dilution to new investors. To the extent the option holders exercise these outstanding options, or any options we grant in the future, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read together with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected consolidated statements of operations data shown below for the years ended December 31, 2000, 2001 and 2002 and the balance sheet data as of December 31, 2001 and 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data shown below for the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements but are not included elsewhere in this prospectus. The financial data for the six months ended June 30, 2002 and 2003 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements reflect, in the opinion of management, all adjustments necessary for the fair presentation of the financial condition and the results of operations for such periods. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
	(dollars in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Operating revenues:
Service revenues(1)	$3,745	$28,136	$130,125	$363,573	$646,169	$281,082	$427,049
Equipment revenues(1)	1,564	4,584	5,745	13,791	24,519	13,155	15,029

Total revenues	5,309	32,720	135,870	377,364	670,688	294,237	442,078

Operating expenses:
Cost of service revenues (excludes depreciation of $4,586, $11,309, $35,148, $71,346, $100,138, $45,644 and $64,135, respectively)	6,108	18,807	84,962	192,728	267,266	127,779	149,073
Cost of equipment revenues(1)	2,935	10,742	26,685	59,202	87,130	43,170	44,935
Selling, general and administrative	13,531	34,862	117,975	210,310	313,668	146,916	187,369
Stock-based compensation (primarily selling, general and administrative related)	447	27,256	70,144	30,956	12,670	5,756	481
Depreciation and amortization(2)	4,586	12,689	38,044	76,491	101,185	45,647	65,994

Total operating expenses	27,607	104,356	337,810	569,687	781,919	369,268	447,852

Operating income (loss)	(22,298)	(71,636)	(201,940)	(192,323)	(111,231)	(75,031)	(5,774)

Other income (expense):
Interest expense, net	—	(65,362)	(102,619)	(126,096)	(164,583)	(80,157)	(79,397)
Interest income	—	24,585	63,132	32,473	7,091	4,517	1,282
Gain (loss) on early extinguishment of debt(3)	—	—	(23,485)	—	4,427	—	(68,127)
Loss from disposal of assets	—	—	(228)	—	—	—	—

Total other income (expense)	—	(40,777)	(63,200)	(93,623)	(153,065)	(75,640)	(146,242)

Loss before deferred income tax provision and cumulative effect of change in accounting principle	(22,298)	(112,413)	(265,140)	(285,946)	(264,296)	(150,671)	(152,016)
Income tax provision	—	—	—	—	(18,188)	(14,058)	(6,090)

Loss before cumulative effect of change in accounting principle	(22,298)	(112,413)	(265,140)	(285,946)	(282,484)	(164,729)	(158,106)
Cumulative effect of change in accounting principle	—	—	—	(1,787)	—	—	—

Net loss	(22,298)	(112,413)	(265,140)	(287,733)	(282,484)	(164,729)	(158,106)
Mandatorily redeemable preferred stock dividends	—	—	(5,667)	(3,504)	(3,950)	(1,899)	(2,141)

Loss attributable to common stockholders	$(22,298)	$(112,413)	$(270,807)	$(291,237)	$(286,434)	$(166,628)	$(160,247)

Loss per share attributable to common stockholders, basic and diluted:
Loss before cumulative effect of change in accounting principle	$—	$(38.18)	$(1.33)	$(1.19)	$(1.17)	$(0.68)	$(0.64)
Cumulative effect of change in accounting principle	—	—	—	(0.01)	—	—	—

Net loss per share attributable to common stockholders	$—	$(38.18)	$(1.33)	$(1.20)	$(1.17)	$(0.68)	$(0.64)

        The as adjusted balance sheet information set forth below reflects:

  •
  our receipt of $125.0 million in proceeds from the issuance of 1 1/2% convertible senior notes in August 2003;

  •
  our repurchase of approximately $16.5 million (principal amount at maturity) of our 14% senior discount notes, approximately $11.1 million (principal amount at maturity) of our 12 1/2% senior discount notes and approximately $22.6 million (principal amount at maturity) of our 11% senior notes for cash in open-market purchases subsequent to June 30, 2003;

  •
  our proposed redemption of all of the 13,110,000 shares of our outstanding Series B preferred stock currently held by Nextel WIP, the redemption value of which as of September 30, 2003 was approximately $38.3 million;

  •
  our proposed repurchase of approximately $67.7 million (principal amount at maturity) of our outstanding 12 1/2% senior discount notes due 2009 with proceeds from this offering; and

  •
  our receipt of the estimated net proceeds of $    million from the sale by us of our Class A common stock in this offering.

	As of December 31,					As of June 30,
	1998	1999	2000	2001	2002	2003	2003
						Actual	As Adjusted
						(unaudited)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments(4)	$16	$568,729	$928,346	$557,285	$195,029	$207,823	$
Property, plant and equipment, net	107,948	252,223	532,702	845,934	1,000,076	1,023,553
FCC operating licenses, net(2)	133,180	151,056	245,295	283,728	348,440	368,958
Total assets	247,666	1,015,327	1,793,084	1,821,721	1,735,925	1,803,779
Current liabilities	8,995	58,503	120,423	127,972	161,567	135,086
Long-term debt	—	785,484	1,067,684	1,327,829	1,424,600	1,642,548
Series B redeemable preferred stock	—	—	27,517	31,021	34,971	37,112
Total stockholders' equity (deficit)	238,671	170,616	570,215	319,504	76,379	(74,898)
Total liabilities and stockholders' equity	$247,666	$1,015,327	$1,793,084	$1,821,721	$1,735,925	$1,803,779	$
	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
	(dollars in thousands)
Consolidated Statements of Cash Flows Data:
Cash flows from operating activities	$(14,791)	$(66)	$(116,028)	$(153,894)	$(116,469)	$(93,789)	$(20,659)
Cash flows from investing activities	$(104,334)	$(365,851)	$(514,003)	$(260,249)	$(201,648)	$(150,038)	$(106,319)
Cash flows from financing activities	$119,141	$520,174	$969,310	$224,950	$81,280	$51,727	$131,884

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited) (dollars in thousands)
Other Data:
Covered Pops (end of period) (millions)	—	6	24	33	36	36	37
Subscribers (end of period)	10,200	46,100	227,400	515,900	877,800	691,600	1,053,600
Adjusted EBITDA(5)	$(17,265)	$(31,691)	$(93,752)	$(84,876)	$2,624	$(23,628)	$60,701
Net capital expenditures(6)	$98,034	$151,743	$303,573	$374,001	$250,841	$139,076	$88,666

(1)
Effective January of 2000, we changed our revenue recognition policy for activation fees (included in service revenues) and equipment (phones) revenues in accordance with SAB No. 101, "Revenue Recognition in Financial Statements." See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more detailed description of the impact of our adoption of SAB No. 101.

(2)
Effective January 2002, we no longer amortize the cost of FCC licenses as a result of implementing SFAS No. 142, "Goodwill and Other Intangible Assets." See Note 1 of the Notes to Consolidated Financial Statements included elsewhere herein under the caption "FCC Licenses" for a more detailed description of the impact and adoption of SFAS No. 142.

(3)
Effective December 31, 2002, we adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of the rescission of SFAS No. 4, the extraordinary loss from early extinguishment of debt presented in our financial statements during 2000 was reclassified into other income (expense). See Note 1 of the Notes to Consolidated Financial Statements included elsewhere herein under the caption "Recently Issued Accounting Pronouncements" for a more detailed description.

(4)
Short-term investments include marketable securities and corporate commercial paper with original purchase maturities greater than three months.

(5)
The term "EBITDA" refers to a financial measure that is defined as earnings (loss) before interest, taxes, depreciation and amortization; we use the term "Adjusted EBITDA" to reflect that our financial measure also excludes cumulative effect of change in accounting principle, loss from disposal of assets, gain (loss) from early extinguishment of debt and stock-based compensation. Adjusted EBITDA is commonly used to analyze companies on the basis of leverage and liquidity. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

	Year Ended December 31,					Six Months Ended June 30,		Three Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003	2002	2003
	(unaudited) (dollars in thousands)
Net cash provided by (used in) operating activities (as reported on Consolidated Statements of Cash Flows)	$(14,791)	$(66)	$(116,028)	$(153,894)	$(116,469)	$(93,789)	$(20,659)	$(22,070)	$50,111
Adjustments to reconcile to Adjusted EBITDA:
Cash paid interest expense, net of capitalized amount	—	17,302	43,176	70,138	98,777	48,105	51,359	29,183	42,317
Interest income	—	(24,585)	(63,132)	(32,473)	(7,091)	(4,517)	(1,282)	(1,554)	(648)
Change in working capital	(2,474)	(24,342)	42,232	31,353	27,407	26,573	31,283	2,306	(36,008)

Adjusted EBITDA	$(17,265)	$(31,691)	$(93,752)	$(84,876)	$2,624	$(23,628)	$60,701	$7,865	$55,772

(6)
Net capital expenditures exclude capitalized interest and are offset by net proceeds from the sale and lease-back transactions of telecommunication towers and related assets to third parties accounted for as operating leases. Net capital expenditures as defined are not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Net capital expenditures should not be construed as a substitute for capital expenditures reported on the Consolidated Statements of Cash Flows, which is determined in accordance with GAAP. We report net capital expenditures in this manner because we believe it reflects the net cash used by us for capital expenditures and to satisfy the reporting requirements for our debt covenants. The following schedule reconciles net capital expenditures to capital expenditures reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited) (dollars in thousands)
Capital expenditures (as reported on Consolidated Statements of Cash Flows)	$104,334	$121,345	$264,513	$398,611	$274,911	$148,054	$84,824
Less: cash paid portion of capitalized interest	(6,300)	(1,231)	(5,545)	(5,449)	(1,993)	(1,103)	(676)
Less: cash proceeds from sale and lease-back transactions accounted for as operating leases	—	(2,246)	(9,259)	(10,425)	(2,562)	(1,848)	(6,250)
Change in capital expenditures accrued or unpaid	—	33,875	53,864	(8,736)	(19,515)	(6,027)	10,768

Net capital expenditures	$98,034	$151,743	$303,573	$374,001	$250,841	$139,076	$88,666

Additional Reconciliations of Non-GAAP Financial Measures (Unaudited)

        The information presented in this prospectus includes financial information prepared in accordance with GAAP, as well as other financial measures that may be considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. As described more fully below, management believes these non-GAAP measures provide meaningful additional information about our performance and our ability to service our long-term debt and other fixed obligations and to fund our continued growth. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with GAAP.

ARPU—Average Revenue Per Unit

        ARPU is an industry term that measures total service revenues per month from our subscribers divided by the average number of subscribers in commercial service during the period. ARPU, itself, is not a measurement determined under GAAP in the United States of America and may not be similar to ARPU measures of other companies; however, ARPU uses GAAP measures as the basis for calculation. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offering and our performance in attracting high value customers. The following schedule reflects the ARPU calculation and provides a reconciliation of service revenues used for the ARPU calculation to service revenues reported on our Consolidated Statements of Operations, which we believe is the most directly comparable GAAP measure to the service revenues measure used for the ARPU calculation:

					Six Months Ended June 30,		Three Months Ended June 30,
	Year Ended December 31,
									Three Months Ended September 30, 2003
	1999	2000	2001	2002	2002	2003	2002	2003
	(dollars in thousands)
ARPU (without roaming revenues)
Service revenues (as reported on Consolidated Statements of Operations)	$28,136	$130,125	$363,573	$646,169	$281,082	$427,049	$153,418	$226,507	$260,650
Add: activation fees deferred for SAB No. 101	—	1,355	2,398	3,197	1,918	1,196	1,018	574	—
Less: activation fees recognized for SAB No. 101	—	—	—	—	—	—	—	—	(1,123)
Add: activation fees reclassified for EITF No. 00-21(1)	—	—	—	—	—	—	—	—	2,100
Less: roaming revenues	(8,545)	(25,671)	(58,545)	(80,452)	(35,756)	(49,866)	(20,218)	(26,917)	(32,622)

Service revenues for ARPU	$19,591	$105,809	$307,426	$568,914	$247,244	$378,379	$134,218	$200,164	$229,005

Average units (subscribers)	25	123	360	694	604	963	653	1,005	1,096

ARPU	$66	$71	$71	$68	$68	$65	$69	$66	$70

					Six Months Ended June 30,		Three Months Ended June 30,
	Year Ended December 31,
									Three Months Ended September 30, 2003
	1999	2000	2001	2002	2002	2003	2002	2003
	(dollars in thousands)
ARPU (including roaming revenues)
Service revenues (as reported on Consolidated Statements of Operations)	$28,136	$130,125	$363,573	$646,169	$281,082	$427,049	$153,418	$226,507	$260,650
Add: activation fees deferred for SAB No. 101	—	1,355	2,398	3,197	1,918	1,196	1,018	574	—
Less: activation fees recognized for SAB No. 101	—	—	—	—	—	—	—	—	(1,123)
Add: activation fees reclassified for EITF No. 00-21(1)	—	—	—	—	—	—	—	—	2,100
Less: other revenues	(9)	(986)	(458)	(981)	(406)	—	(221)	—	—

Service plus roaming revenues for ARPU	$28,127	$130,494	$365,513	$648,385	$282,594	$428,245	$154,215	$227,081	$261,627

Average units (subscribers)	25	123	360	694	604	963	653	1,005	1,096

ARPU, including roaming revenues	$94	$88	$85	$78	$78	$74	$79	$75	$80

        We did not calculate or report ARPU for the year ended December 31, 1998.

(1)
On July 1, 2003, we adopted Emerging Issues Task Force, or EITF, Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," and elected to apply the provisions prospectively to our existing customer arrangements. Going forward, each month we will recognize the activation fees, phone equipment revenues and equipment costs that had been previously deferred in accordance with SAB No. 101. Under the provisions of SAB No. 101, "Revenue Recognition in Financial Statements," we accounted for the sale of our phone equipment and the subsequent service to the customer as a single unit of accounting due to the fact that our wireless service is essential to the functionality of our phones. Accordingly, we recognized revenue from the phone equipment sales and an equal amount of the cost of phone equipment revenues over the expected customer relationship period, when title to the phone passed to the customer. Under EITF Issue No. 00-21, we are no longer required to consider whether a customer is able to realize utility from the phone in the absence of the undelivered service. Given that we meet the criteria stipulated in EITF Issue No. 00-21, we account for the sale of a phone as a unit of accounting separate from the subsequent service to the customer. Accordingly, we recognize revenue from phone equipment sales and the related cost of phone equipment revenues when title to the phone equipment passes to the customer for all arrangements entered into beginning in the third quarter of 2003.

LRS—Lifetime Revenue per Subscriber

        LRS is an industry term calculated by dividing ARPU (see above) by the subscriber churn rate. The subscriber churn rate is an indicator of subscriber retention and represents the monthly percentage of the subscriber base that disconnects from service. Subscriber churn is calculated by dividing the number of handsets disconnected from commercial service during the period by the average number of handsets in commercial service during the period. LRS, itself, is not a measurement determined under GAAP in the United States of America and may not be similar to LRS measures of other companies; however, LRS uses GAAP measures as the basis for calculation. We believe that LRS is an indicator of the expected lifetime revenue of our average subscriber, assuming that churn and ARPU remain constant as indicated. We also believe that this measure, like ARPU, provides useful information concerning the appeal of our rate plans and service offering and our performance in attracting and retaining high value customers. The following schedule reflects the LRS calculation:

	Year Ended December 31,
				Three Months Ended June 30, 2003
	2000	2001	2002
	(dollars in thousands)
ARPU	$71	$71	$68	$66

Churn	1.7%	1.6%	1.6%	1.6%

Lifetime revenue per subscriber	$4,176	$4,438	$4,250	$4,125

        We did not calculate or report ARPU, subscriber churn rate or LRS for the years ended December 31, 1998 and 1999.

        In addition, see Notes 5 and 6 above for reconciliations of Adjusted EBITDA and net capital expenditures as non-GAAP financial measures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Some statements and information contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are not historical facts but are forward-looking statements. For a discussion of these forward-looking statements and of important factors that could cause results to differ materially from the forward-looking statements, see "Forward-Looking Statements" and "Risk Factors" above.

        Please read the following discussion together with our 2002 annual report on Form 10-K along with "Selected Consolidated Financial Data," the consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

        We provide digital mobile communications services using the Nextel brand name in mid-sized and tertiary markets throughout the United States. We offer four distinct wireless services fully integrated in a single wireless handset. These services include digital cellular services; Direct Connect® (the nationwide digital walkie-talkie service); text messaging; and Nextel Online Services®, which provide wireless access to the Internet, an organization's internal databases as well as other applications, including email. We hold licenses for wireless frequencies in markets where approximately 53 million people, or Pops, live and work. We have constructed and operate a digital mobile network compatible with the digital mobile network constructed and operated by Nextel in targeted portions of these markets, including 13 of the top 100 metropolitan statistical areas and 57 of the top 200 metropolitan statistical areas in the United States ranked by population. Our combined Nextel Digital Mobile Network constitutes one of the largest fully integrated digital wireless communications systems in the United States, currently covering 293 of the top 300 metropolitan statistical areas in the United States.

        We offer a package of wireless voice and data services under the Nextel brand name targeted primarily to business users. We currently offer the following four services which are fully integrated and accessible through a single wireless handset:

  •
  digital mobile telephone service, including advanced calling features such as speakerphone, conference calling, voicemail, call forwarding and additional line service;

  •
  Direct Connect, sometimes referred to as the long-range walkie-talkie feature, which allows customers to contact each other instantly on private one-to-one calls on a nationwide basis or on group calls involving up to 100 customers in the same geographic region;

  •
  two-way messaging, which allows customers to receive and send short numeric and text messages from their handset; and

  •
  Internet services, marketed as Nextel Online Services, which provide customers with Internet-ready handsets access to the World Wide Web and web-based applications such as email, address books, calendars and advanced Java™ enabled business applications.

        As of September 30, 2003, we had approximately 1,144,700 digital subscribers. Our subscriber base grew 46% compared to September 30, 2002, when we had an ending subscriber count of approximately 784,700. Our network provides coverage to approximately 38 million Pops, which include the markets in Alabama, Arkansas, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kentucky, Louisiana, Minnesota, Mississippi, Nebraska, New York, North Dakota, Pennsylvania, Tennessee, Texas, Virginia, Vermont, West Virginia and Wisconsin. We launched two additional markets during second quarter 2003, one in Augusta, Georgia that launched on May 8, 2003 and the other in Burlington, Vermont that launched June 25, 2003.

        Other accomplishments during 2003 include:

  Enhancements to Nationwide Direct Connect:

  •
  In July 2003, we, along with Nextel, completed the launch in all of our respective markets of Nationwide Direct Connect. With the Nationwide Direct Connect feature, our customers and Nextel customers are able to use the Push to TalkSM nationwide digital walkie-talkie capability anywhere in the continental United States and Hawaii on the Nextel Digital Mobile Network with any other Nextel subscriber.

  Debt Refinancing and Debt Repurchases:

  •
  During May and June 2003 we closed a private placement of $175.0 million of 1 1/2% convertible senior notes. We used a portion of the proceeds from that offering to repurchase approximately $86.1 million (principal amount at maturity) of our 14% senior discount notes for cash in open-market purchases from May 13, 2003 through June 4, 2003.

  •
  During June 2003 we commenced a tender offer and consent solicitation relating to all of our outstanding 14% senior discount notes. As of June 30, 2003, we had repurchased $375.8 million (principal amount at maturity) of our 14% senior discount notes for cash in our tender offer. We also closed a private placement of $450.0 million 8 1/8% senior notes due 2011, the proceeds from which were used primarily to fund the repurchase of the 14% senior discount notes in our tender offer.

  •
  In August 2003 we closed a private placement of $125.0 million of 1 1/2% convertible senior notes. We used a portion of the proceeds from that offering to repurchase approximately $11.1 million (principal amount at maturity) of our 12 1/2% senior discount notes and approximately $22.6 million (principal amount at maturity) of our 11% senior notes for cash in open-market purchases. We also used a portion of the proceeds from that offering, along with a portion of the proceeds from our offering of 8 1/8% senior notes, to repurchase approximately $16.5 million (principal amount at maturity) of our 14% senior discount notes.

Three Months Ended June 30, 2003 Compared to Three Months Ended June 30, 2002

Revenues

        Our primary sources of revenues are service revenues and equipment revenues. Service revenues increased 48% to $226.5 million for the three-month period ended June 30, 2003 as compared to $153.4 million for the same period in 2002. Our service revenues consist of charges to our customers for airtime usage and monthly network access fees from providing integrated wireless services within our territory, particularly mobile telephone and two-way radio dispatch services. Service revenues also include roaming revenues from Nextel subscribers using our portion of the Nextel Digital Mobile Network. Roaming revenues for the second quarter of 2003 accounted for approximately 12% of our service revenues, as compared to 13% in the same period in 2002. Although we continue to see growth in roaming revenues due to an increase in coverage and on-air cell sites, we expect roaming revenues as a percentage of our service revenues to continue to decline due to the anticipated revenue growth that we expect to achieve from our own customer base.

        The following table shows the impact of our accounting policy whereby we defer activation fees and equipment revenue and related costs over a three-year period for the three months ended June 30, 2003 and 2002. For a discussion of this accounting policy, please see "—Critical Accounting Policies—Revenue Recognition."

	Three Months Ended June 30,
	2003	2002
	(in thousands)
Revenues:
Service revenues billed or accrued	$227,081	$154,436
Activation fees deferred	(1,688)	(1,664)
Previously deferred activation fees recognized	1,114	646

Total service revenues reported	$226,507	$153,418

Equipment revenues billed	11,040	$10,262
Equipment revenues deferred	(9,919)	(7,163)
Previously deferred equipment revenues recognized	6,641	4,569

Total equipment revenues reported	$7,762	$7,668

Cost of equipment revenues billed	$27,185	$27,249
Cost of equipment revenues deferred	(11,607)	(8,827)
Previously deferred cost of equipment revenues recognized	7,755	5,215

Total cost of equipment revenues reported	$23,333	$23,637

        Equipment revenues reported for second quarter 2003 were $7.8 million as compared to $7.7 million reported for the same period in 2002, representing an increase of 1.3%, primarily due to an increase in our subscriber base. Our equipment revenues consist of revenues received for wireless telephones and accessories purchased by our subscribers.

        Total revenues increased 45% to $234.3 million for the three months ended June 30, 2003 as compared to $161.1 million generated in the same period in 2002. This growth in revenues was due to the increase in our subscriber base from our existing markets in addition to launching the Augusta, Georgia and Burlington, Vermont markets during the second quarter of 2003. We expect our revenues to continue to increase as we add more subscribers and continue to introduce new products to our customers. However, although we anticipate continued growth in our revenues in 2003, we have launched all of our markets and we therefore do not expect to continue to experience revenue growth rates of the same magnitude as we have experienced in the past when we were launching new markets on a continuous basis.

        For second quarter 2003, our average monthly revenue per unit, or ARPU, was $66, which was a decrease of $3 compared to second quarter 2002. We attribute the decrease in ARPU to an increase in competitive pricing plans and growth in the number of government segment subscribers, offset by additional usage of features such as voice mail, short message services, Nextel Online Services and Nextel Worldwide roaming products. We expect to continue to achieve ARPU levels above the industry average and anticipate our ARPU to be in the mid to high $60s for the remainder of 2003. The following table sets forth our revenues and ARPU:

Revenues

	For the Three Months Ended June 30, 2003	% of Consolidated Revenues	For the Three Months Ended June 30, 2002	% of Consolidated Revenues
	(dollars in thousands, except for ARPU)
Service and roaming revenues	$226,507	97%	$153,418	95%
Equipment revenues	7,762	3%	7,668	5%

Total revenues	$234,269	100%	$161,086	100%

ARPU(1)	$66		$69

(1)
See "Selected Consolidated Financial Data—Additional Reconciliations of Non-GAAP Financial Measures" for more information regarding our use of ARPU as a non-GAAP financial measure.

Cost of Service Revenues

        Cost of service revenues consists primarily of network operating costs, which include site rental fees for cell sites and switches, utilities, maintenance and interconnect and other wireline transport charges. Cost of service revenues also includes the amounts we must pay Nextel WIP when our customers roam onto Nextel's portion of the Nextel Digital Mobile Network. These expenses depend mainly on the number of operating cell sites, total minutes of use and the mix of minutes of use between interconnect and Direct Connect. The use of Direct Connect is more efficient than interconnect and, accordingly, relatively less costly to provide.

        For the three months ended June 30, 2003, our cost of service revenues was $77.5 million as compared to $66.4 million for the same period in 2002, representing an increase of 17%. The increase in costs was primarily the result of bringing on-air approximately 467 additional cell sites since June 30, 2002, as well as an increase in airtime usage, both of which resulted in higher network operating costs. Increased airtime usage resulted both from the growth in the number of customers from 2002 as well as from the increased average minutes of use per customer. We saw an increase in average minutes of use per subscriber, which was 678 average monthly minutes per subscriber for second quarter 2003. This is an increase of approximately 11% as compared to 609 average monthly minutes of use per subscriber for the same period in 2002. We expect cost of service revenues to increase as we place more cell sites in service and the usage of minutes increase as our customer base grows. However, we expect our cost of service revenues per average minute of use to decrease as economies of scale continue to be realized.

Cost of Equipment Revenues

        Cost of equipment revenues includes the cost of the subscriber wireless telephones and accessories sold by us. As reflected in the following table, our cost of equipment revenues for the three-month period ended June 30, 2003 was $23.3 million as compared to $23.6 million for the same period in 2002. The decrease in costs was related mostly to a decline in the average per unit cost of phones sold, offset by the increase in the volume of phones sold to new subscribers. The table below reflects the cost of equipment revenues taking into account the effect of SAB No. 101.

	Three Months Ended June 30,
	2003	2002
	(in thousands)
Cost of equipment revenues:
Cost of equipment revenues billed	$27,185	$27,249
Cost of equipment revenues deferred (effect of SAB No. 101).	(11,607)	(8,827)
Previously deferred cost of equipment revenues recognized (effect of SAB No. 101)	7,755	5,215

Total cost of equipment revenues reported	$23,333	$23,637

        Due to the "push to talk" functionality of our handsets, the cost of our equipment tends to be higher than that of our competitors. As part of our business plan, we often offer our equipment at a discount or as part of a promotion as an incentive to our customers to commit to contracts for our higher priced service plans and to compete with the lower priced competitor handsets. Therefore, we believe these amounts best represent the economics and actual cash subsidy on equipment costs. As a result, the table below shows that the gross subsidy (without the effect of SAB No. 101) between equipment revenues and cost of equipment revenues was a loss of $16.1 million for second quarter 2003, as compared to a loss of $17.0 million for the same period in 2002. We expect to continue to employ these discounts and promotions in an effort to grow our subscriber base. Therefore, for the foreseeable future, we expect that cost of equipment revenues will continue to exceed our equipment revenues.

	Three Months Ended June 30,
	2003	2002
	(in thousands)
Equipment revenues billed	$11,040	$10,262
Cost of equipment revenues billed	(27,185)	(27,249)

Total gross subsidy for equipment	(16,145)	(16,987)

Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist of sales and marketing expenses, expenses related to customer care services and general and administrative costs. For the three months ended June 30, 2003, selling, general and administrative expenses were $98.7 million as compared to $76.8 million for the same period in 2002, representing an increase of 29%.

        Sales and marketing expenses increased as a result of:

  •
  higher expenses for commissions related to a greater proportion of sales received from indirect distribution channels;

  •
  increased sales and marketing activities, including advertising expenses aimed to grow our customer base; and

  •
  start-up costs related to opening approximately 20 new retail stores.

        General and administrative costs relate to corporate personnel including tax, legal, planning, human resources, information technology, treasury, accounting, service and repair expenses and costs incurred in connection with our customer care center operations.

        Our general and administrative costs increased as a result of:

  •
  increasing staff and operating expenses for our customer care service centers in Las Vegas, Nevada and Panama City Beach, Florida to support our growing customer base; and

  •
  additional billing, collection, customer retention, and service and repair expenses related costs to support a larger and growing customer base.

        As we continue to grow our customer base and expand our operations, we expect our sales and marketing expenses and general and administrative costs to continue to increase, but at a slower rate than our customer growth due to efficiencies we are able to implement. Overall, we expect our acquisition costs per new customer to decrease as we continue to increase the amount of sales from our low cost distribution channels, including our retail stores and web-based distribution channels, decrease equipment subsidies and increase the productivity of our direct sales representatives. During the fourth quarter of 2003, we expect to see a decline in acquisition costs per new customer since we will not be launching as many new retail stores and as we continue to decrease equipment subsidies and improve our direct sales productivity.

Stock-Based Compensation Expense

        For the three-month period ended June 30, 2003 and 2002, we recorded stock-based compensation expense associated with our grants of restricted stock and employee stock options of approximately $218,000 and $2.9 million, respectively. This is a non-cash expense. Subject to our mandatory adoption of any future accounting pronouncements, we expect stock-based compensation expense to continue to decrease as the options and restricted stock continue to vest.

Depreciation and Amortization Expense

        For the second quarter ended June 30, 2003, our depreciation and amortization expense was $33.5 million compared to $23.5 million for the same period in 2002, representing an increase of 43%. The $10.0 million increase related primarily to depreciating wireless network assets for the new switches in Iowa and Florida put in operation in 2002 and for the 467 additional cell sites placed in service since June 30, 2002, along with furniture and equipment purchased for our offices and new retail stores. We expect depreciation to continue to increase due to the additional cell sites we plan to place in service.

Interest Expense and Interest Income

        Interest expense, net of capitalized interest, declined $3.1 million from $42.2 million for the three-month period ended June 30, 2002 to $39.1 million for the three months ended June 30, 2003, representing a decrease of 7%. This reduction was due mostly to recording a non-cash fair market value gain of approximately $796,000 for the three months ended June 30, 2003 for our interest rate swap agreements compared to approximately a $2.0 million non-cash fair market value loss for the same period in 2002. Additionally, we had less interest expense related to our 14% senior notes due to our repurchases of these notes during the second quarter.

        For the three months ended June 30, 2003, interest income was $481,000, as compared to $2.1 million for the same period in 2002. This decrease was due to a decline in interest rates on our short-term investments and a reduction in our cash and short-term investment balance as a result of expenditures related to the network build-out.

Net Loss

        For the three months ended June 30, 2003, we had a net loss attributable to common stockholders of approximately $110.0 million compared to a net loss of $75.0 million for the same period in 2002, representing an increase of 47%. The $110.0 million net loss includes a $68.1 million loss for early retirement of debt related to retiring $461.9 million (principal amount at maturity) of our 14% senior discount note due 2009 notes for cash. Of the $68.1 million loss for early retirement of debt, $61.2 million represents the premium paid to retire the notes (which is cash) and $6.9 million relates to the write-off of the deferred financing costs for the 14% senior discount notes.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Revenues

        Service revenues increased 52% to $427.0 million for the six months ended June 30, 2003 as compared to $281.1 million for the six months ended June 30, 2002. Roaming revenues for the six months ended June 30, 2003 accounted for approximately 11.7% of our service revenues, as compared to 12.5% for the same period in 2002.

        The following table shows the impact of our accounting policy whereby we defer activation fees and equipment revenue and related costs over a three-year period for the six months ended June 30, 2003 and 2002.

	For the Six Months Ended June 30,
	2003	2002
	(in thousands)
Revenues:
Service revenues billed or accrued	$428,245	$283,000
Activation fees deferred	(3,319)	(3,069)
Previously deferred activation fees recognized	2,123	1,151

Total service revenues reported	$427,049	$281,082

Equipment revenues billed	$22,101	$19,367
Equipment revenues deferred	(19,947)	(14,700)
Previously deferred equipment revenues recognized	12,875	8,488

Total equipment revenues reported	$15,029	$13,155

Operating expenses:
Cost of equipment revenues	$53,203	$51,300
Cost of equipment revenues deferred	(23,266)	(17,769)
Previously deferred cost of equipment revenues recognized	14,998	9,639

Total cost of equipment revenues reported	$44,935	$43,170

        Equipment revenues reported for the six months ended June 30, 2003 were $15.0 million as compared to $13.2 million reported for the same period in 2002, representing an increase of $1.8 million, or 14%, due to an increase in our subscriber base.

        Total revenues increased 50% to $442.1 million for the six months ended June 30, 2003 as compared to $294.2 million generated in the same period in 2002. This growth in revenues was due to launching new markets in Augusta, Georgia during May 2003 and Burlington, Vermont during June 2003 along with increased revenues from existing markets.

        For the six months ended June 30, 2003 our ARPU was $65, which is a $3 decline compared to the six months ended June 30, 2002. We attribute the decrease in ARPU to the maturity of our markets and an increase in competitive pricing plans, offset by an increase in the minutes used by our customers and additional usage of features such as voice mail, short message services and, to a lesser extent, Nextel Wireless Web services and Nextel Worldwide roaming products. The following table sets forth our revenues and ARPU:

Revenues

	For the Six Months Ended June 30, 2003	% of Consolidated Revenues	For the Six Months Ended June 30, 2002	% of Consolidated Revenues
	(dollars in thousands, except for ARPU)
Service and roaming revenues	$427,049	97%	$281,082	96%
Equipment revenues	15,029	3%	13,155	4%

Total revenues	$442,078	100%	$294,237	100%

ARPU(1)	$65		$68

(1)
See "Selected Consolidated Financial Data—Additional Reconciliations of Non-GAAP Financial Measures" for more information regarding our use of ARPU as a non-GAAP financial measure.

Cost of Service Revenues

        For the six months ended June 30, 2003, our cost of service revenues was $149.1 million as compared to $127.8 million for the same period in 2002, representing an increase of 17%. The increase in costs was primarily the result of bringing on-air approximately 467 additional cell sites since June 30, 2002, as well as an increase in airtime usage from 574 average monthly minutes of use per subscriber for the six months ended June 30, 2002 to 641 average monthly minutes of use per subscriber for the six months ended June 30, 2003. Increased airtime usage resulted from the 52% growth in the number of customers from 2002 along with the 12% increase in average minutes of use per subscriber per month.

Cost of Equipment Revenues

        Our cost of equipment revenues for the six months ended June 30, 2003 was $44.9 million as compared to $43.2 million for the same period in 2002. The increase in costs was related mostly to the growth in number of subscribers. The table below reflects the cost of equipment revenues taking into account the effect of SAB No. 101.

	For the Six Months Ended June 30,
	2003	2002
	(in thousands)
Cost of equipment revenues:
Cost of equipment revenues billed	$53,203	$51,300
Cost of equipment revenues deferred (effect of SAB No. 101).	(23,266)	(17,769)
Previously deferred cost of equipment revenues recognized (effect of SAB No. 101)	14,998	9,639

Total cost of equipment revenues reported	$44,935	$43,170

        Due to the "push to talk" functionality of our handsets, the cost of our equipment tends to be higher than that of our competitors. As part of our business plan, we often offer our equipment at a discount or as part of a promotion as an incentive to our customers to commit to contracts for our higher priced service plans and to compete with the lower priced competitor handsets. Therefore, we believe these amounts best represent the economics and actual cash subsidy on equipment costs. As a result, the table below shows that the gross subsidy (without the effect of SAB No. 101) between equipment revenues and cost of equipment revenues was a loss of $31.1 million for six months ended June 30, 2003, as compared to a loss of $31.9 million for the same period in 2002. We expect to continue to employ these discounts and promotions in an effort to grow our subscriber base. Therefore, for the foreseeable future, we expect that cost of equipment revenues will continue to exceed our equipment revenues.

	For the Six Months Ended June 30,
	2003	2002
	(in thousands)
Equipment revenues billed	$22,101	$19,367
Cost of equipment revenues billed	(53,203)	(51,300)

Total gross subsidy for equipment	$(31,102)	$(31,933)

Selling, General and Administrative Expenses

        For the six months ended June 30, 2003, selling, general and administrative expenses were $187.4 million as compared to $146.9 million for 2002, representing an increase of 28%. The increase was due to an increase in sales and marketing activities to grow our customer base, higher commission expense related to a larger proportion of sales from the indirect sales channel, start-up costs for opening new retail stores, and additional billing, collection, customer retention, customer care and service and repair costs to support a larger and growing customer base.

Stock-Based Compensation Expense

        For the six months ended June 30, 2003 and 2002, we recorded stock-based compensation expense associated with our grants of restricted stock and employee stock options of approximately $481,000 and $5.8 million, respectively.

Depreciation and Amortization Expense

        For the six months ended June 30, 2003, our depreciation and amortization expense was $66.0 million as compared to $45.6 million for the same period in 2002, representing an increase of 45%. The $20.4 million increase related primarily to depreciating the wireless network assets for the 467 additional cell sites placed in service since June 30, 2002, along with furniture and equipment purchased to set up new retail stores.

Interest Expense and Interest Income

        Interest expense, net of capitalized interest, declined from $80.2 million for the six months ended June 30, 2002 to $79.4 million for the six months ended June 30, 2003, representing a decrease of 1%. This reduction was due mostly to recording a non-cash fair market value gain of approximately $1.4 million for the six months ended June 30, 2003 for our interest rate swap agreements compared to approximately a $593,000 non-cash fair market value loss for the same period in 2002.

        For the six months ended June 30, 2003, interest income was $1.3 million as compared to $4.5 million for the same period in 2002, representing a decrease of $3.2 million or 71%. This decrease was due to a decline in interest rates on our short-term investments and a reduction in our cash balance as a result of expenditures related to the network build-out.

Deferred Income Tax Provision

        As a result of adopting SFAS No. 142, we recorded a non-cash income tax provision. This charge is required because we have significant deferred tax liabilities related to FCC licenses with a lower tax than book basis as a result of accelerated and continued amortization of FCC licenses for tax purposes. Historically, we did not need a valuation allowance for the portion of our net operating loss equal to the amount of license amortization expected to occur during the carry forward period of our net operating loss. Since we ceased amortizing licenses for financial statement purposes on January 1, 2002, we can no longer estimate the amount, if any, of deferred tax liabilities related to our FCC licenses which will reverse during the net operating loss carry forward period. Accordingly, we increased the valuation allowance upon the adoption of SFAS No. 142 to $12.3 million and continue to increase the valuation allowance as the deferred tax liabilities related to FCC licenses increase. For the six-month period ended June 30, 2003, we recorded a $6.1 million income tax provision relating to our FCC licenses.

Net Loss

        For the six months ended June 30, 2003, we had a net loss attributable to common stockholders of approximately $160.2 million as compared to a net loss of $166.6 million for 2002, representing a decline of $6.4 million or 4%. The $160.2 million net loss includes a $68.1 million loss for early retirement of the 14% senior discount notes, of which $61.2 million represents the premium paid to retire the notes (which is cash) and $6.9 million represents the write-off of the related deferred financing costs.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

        Service revenues increased 78% to $646.2 million for the year ended December 31, 2002 as compared to $363.6 million recognized during 2001. Roaming revenues for 2002 accounted for approximately 12% of our service revenues, as compared to 16% in 2001. Although we continue to see growth in roaming revenues due to an increase in coverage and on-air cell sites, we expect roaming revenues as a percentage of our service revenues to continue to decline due to the anticipated revenue growth that we expect to achieve from our increasing customer base.

        The following table shows the impact of our accounting policy whereby we defer activation fees and equipment revenue and related costs over a three-year period for the years ended December 31, 2002 and 2001. For a discussion of this accounting policy, please see "—Critical Accounting Policies—Revenue Recognition."

	Year Ended December 31,
	2002	2001
	(in thousands)
Service revenues billed or accrued	$649,366	$365,971
Activation fees deferred	(5,989)	(3,487)
Previously deferred activation fees recognized	2,792	1,089

Total service revenues reported	$646,169	$363,573

Equipment revenues billed	$36,287	$23,078
Equipment revenues deferred	(31,031)	(20,232)
Previously deferred equipment revenues recognized	19,263	10,945

Total equipment revenues reported	$24,519	$13,791

Cost of equipment revenues billed	$102,095	$70,887
Cost of equipment revenues deferred	(37,020)	(23,719)
Previously deferred cost of equipment revenues recognized	22,055	12,034

Total cost of equipment revenues reported	$87,130	$59,202

        Equipment revenues reported for 2002 were $24.5 million as compared to $13.8 million reported in 2001, representing an increase of $10.7 million, or 78%, due to an increase in our subscriber base.

        Total revenues increased 78% to $670.7 million for the year ended December 31, 2002 as compared to $377.4 million generated in the same period in 2001. This growth in revenues was due to the increase in our subscriber base from our existing markets since we did not launch any new markets in 2002. In 2003, we expect our revenues to continue to increase as we add more subscribers and continue to introduce new products to our customers. However, although we anticipate continued growth in our revenues in 2003, we have launched all of our markets and we therefore do not expect to continue to experience revenue growth rates of the same magnitude as we have experienced in the past when we were launching new markets on a continuous basis.

        For 2002, our ARPU was $68, which was a decrease of $3 compared to 2001. We attribute the decrease in ARPU to an increase in competitive pricing plans, offset by an increase in the minutes used by our customers and additional usage of features such as voice mail, short message services and, to a lesser extent, Nextel Online Services and Nextel Worldwide roaming products. We expect to continue to achieve ARPU levels above the industry average. The following table sets forth our revenues and ARPU:

Revenues
(dollars in thousands, except for ARPU)

	Year Ended December 31, 2002	% of Consolidated Revenues	Year Ended December 31, 2001	% of Consolidated Revenues
Service and roaming revenues	$646,169	96%	$363,573	96%
Equipment revenues	24,519	4	13,791	4

Total revenues	$670,688	100%	$377,364	100%

ARPU(1)	$68		$71

(1)
See "Selected Consolidated Financial Data—Additional Reconciliations of Non-GAAP Financial Measures" for more information regarding our use of ARPU as a non-GAAP financial measure.

Cost of Service Revenues

        For the year ended December 31, 2002, our cost of service revenues was $267.3 million as compared to $192.7 million for the same period in 2001, representing an increase of 39%. The increase in costs was primarily the result of bringing on-air approximately 529 additional cell sites since December 31, 2001, as well as an increase in airtime usage, both of which resulted in higher network operating costs. Increased airtime usage resulted both from the growth in the number of customers from 2001 as well as from the increased average minutes of use per customer. We saw an increase in average minutes of use per subscriber, which was 598 average monthly minutes per subscriber for 2002. This is an increase of approximately 10% as compared to 545 average monthly minutes of use per subscriber in 2001. We expect cost of service revenues to increase as we place more cell sites in service and the usage of minutes increases as our customer base grows.

Cost of Equipment Revenues

        As reflected in the following table, our cost of equipment revenues for the year ended December 31, 2002 was $87.1 million as compared to $59.2 million for the same period in 2001. The increase in costs was related mostly to the growth in number of subscribers. The table below reflects the cost of equipment revenues with the effect of SAB No. 101.

	Year Ended December 31,
	2002	2001
	(in thousands)
Cost of equipment revenues:
Cost of equipment revenues billed	$102,095	$70,887
Cost of equipment revenues deferred (effect of SAB No. 101)	(37,020)	(23,719)
Previously deferred cost of equipment revenues recognized (effect of SAB No. 101)	22,055	12,034

Total cost of equipment revenues reported	$87,130	$59,202

        Due to the "push to talk" functionality of our handsets, the cost of our equipment tends to be higher than that of our competitors. As part of our business plan, we often offer our equipment at a discount or as part of a promotion as an incentive to our customers to commit to contracts for our higher priced service plans and to compete with the lower priced competitor handsets. As a result, the table below shows the gross subsidy (without the effect of SAB No. 101) between equipment revenues and cost of equipment revenues was a loss of $65.8 million for 2002, as compared to a loss of $47.8 million in 2001, representing an increase of 38%. We expect to continue to employ these discounts and promotions in an effort to grow our subscriber base. Therefore, for the foreseeable future, we expect that cost of equipment revenues will continue to exceed our equipment revenues.

	Year Ended December 31,
	2002	2001
	(in thousands)
Equipment revenues billed	$36,287	$23,078
Cost of equipment revenues billed	(102,095)	(70,887)

Total gross subsidy for equipment	$(65,808)	$(47,809)

Selling, General and Administrative Expenses

        For the year ended December 31, 2002, selling, general and administrative expenses were $313.7 million as compared to $210.3 million for the same period in 2001, representing an increase of 49%.

        Sales and marketing expenses increased as a result of:

  •
  increased sales and marketing activities, including advertising expenses aimed to grow our customer base;

  •
  our hiring of additional sales and marketing employees to accommodate the growth along with increased commissions for our direct sales force; and

  •
  higher expenses related to a greater proportion of sales received from indirect distribution channels.

        Our general and administrative costs increased as a result of our:

  •
  hiring employees for our functional departments to support the growth of our markets;

  •
  increasing staff and operating expenses for our customer care service centers in Las Vegas, Nevada and Panama City Beach, Florida to support the growing customer base;

  •
  hiring employees for our information technology group to maintain and support systems; and

  •
  utilizing outside services to assist with the conversion to a new billing system.

        As we continue to grow our customer base and expand our operations, we expect our sales and marketing expenses and general and administrative costs to continue to increase in the foreseeable future. However, we expect our acquisition costs per new customer to decrease as we continue to increase the amount of sales from our low cost distribution channels, including our retail stores and web-based distribution channels, decrease equipment subsidies and work on increasing the productivity of our direct sales representatives.

Stock-Based Compensation Expense

        For the years ended December 31, 2002 and 2001, we recorded stock-based compensation expense associated with our grants of restricted stock and employee stock options of $12.7 million and $31.0 million, respectively. This is a non-cash expense.

Depreciation and Amortization Expense

        For the year ended December 31, 2002, our depreciation and amortization expense was $101.2 million as compared to $76.5 million for the same period in 2001, representing an increase of 32%. The $24.7 million increase related primarily to depreciating the wireless network assets for the 529 additional cell sites placed in service since December 31, 2001, along with furniture and equipment purchased to set up new offices. We expect depreciation to continue to increase due to the additional cell sites we plan to place in service. Additionally, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we have determined that our FCC licenses have an indefinite life, and, as such, have discontinued amortization on our FCC licenses as of January 1, 2002. For the year ended December 31, 2001, we recorded $5.1 million of amortization for FCC licenses.

Interest Expense and Interest Income

        Interest expense, net of capitalized interest, increased from $126.1 million for the year ended December 31, 2001 to $164.6 million for the year ended December 31, 2002, representing an increase of 31%. The increase was due to a full year of interest expense on the 12 1/2% senior discount notes for $225.0 million that we issued in December 2001 as well as the additional $50.0 million term loan we obtained in February 2002. Additionally, for the years ended December 31, 2002 and December 31, 2001, we incurred approximately $2.3 million and $5.2 million, respectively, of interest expense related to a charge to adjust the fair market value of our interest rate swaps. We also capitalized approximately $3.2 million and $12.5 million of interest in 2002 and 2001, respectively.

        For the year ended December 31, 2002, interest income was $7.1 million, as compared to $32.5 million for the same period in 2001, representing a decrease of 78%. This decrease was due to a decline in interest rates on our short-term investments and a reduction in our cash and short-term investment balance as a result of expenditures related to the network build-out.

Net Loss

        For the year ended December 31, 2002, we had a loss attributable to common stockholders of approximately $286.4 million as compared to a loss of $291.2 million for the same period in 2001, representing a decrease of 2%. The $286.4 million loss includes a non-cash, non-operating charge of $18.2 million included as income tax expense to increase the valuation allowance related to our net operating losses in connection with the required adoption of SFAS No. 142. The $286.4 million net loss also reflects a gain of $4.4 million related to the retirement of long-term debt in exchange for the issuance of common stock. Expenses increased in all categories as we continued to expand our markets and add subscribers to the network, hired personnel for our second customer care facility, and increased marketing and sales activities including media advertising to grow our customer base.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

        Service revenues increased 179% to $363.6 million for the year ended December 31, 2001 as compared to $130.1 million recognized during the year ended December 31, 2000. Roaming revenues for 2001 accounted for approximately 16% of our service revenues, as compared to 19% for the year 2000.

        The following table shows the impact of SAB No. 101 for the years ended December 31, 2001 and 2000.

	Year Ended December 31,
	2001	2000
	(in thousands)
Service revenues billed or accrued	$365,971	$131,480
Activation fees deferred	(3,487)	(1,635)
Previously deferred activation fees recognized	1,089	280

Total service revenues reported	$363,573	$130,125

Equipment revenues billed	$23,078	$20,329
Equipment revenues deferred	(20,232)	(18,977)
Previously deferred equipment revenues recognized	10,945	4,393

Total equipment revenues reported	$13,791	$5,745

Cost of equipment revenues billed	$70,887	$42,624
Cost of equipment revenues deferred	(23,719)	(20,612)
Previously deferred cost of equipment revenues recognized	12,034	4,673

Total cost of equipment revenues reported	$59,202	$26,685

        Equipment revenues reported for the year ended December 31, 2001 were $13.8 million as compared to $5.7 million reported for the same period in 2000, representing an increase of $8.1 million, or 142%.

        Total revenues increased 178% to $377.4 million during 2001 as compared to $135.9 million generated in 2000. This growth in revenues was due to launching new markets along with increased revenues from existing markets of approximately $119.4 million, an increase of 93% over the same period in 2000. The following table sets forth those markets launched during 2001 and our previously launched markets:

Markets	Market Launch
Wausau/Merrill/Weston/Stevens Point/Plover/Shawano, WI	4th Quarter 2001
Idaho Falls/Pocatello, ID	4th Quarter 2001
Ft. Dodge/Webster City/Clear Lake/Mason City, IA	4th Quarter 2001
Lubbock, TX	4th Quarter 2001
Odessa/Midland/San Angelo, TX	4th Quarter 2001
Amarillo, TX	4th Quarter 2001
Fargo/Grand Forks, ND	4th Quarter 2001
McAllen/Harlingen/Brownsville, TX	4th Quarter 2001
Altoona/Johnstown/State College/Williamsport, PA	4th Quarter 2001
Sioux City/Sioux Falls, IA/SD	4th Quarter 2001
Roanoke/Lynchburg/Charlottesville, VA	2nd Quarter 2001
Green Bay/Fond du Lac/Appleton/Sheboygan, WI	2nd Quarter 2001
Eau Claire/La Crosse, WI	2nd Quarter 2001
Rochester/Mankato, MN	2nd & 3rd Quarter 2001
Duluth, MN	2nd Quarter 2001
Hattiesburg/Jackson, MS	2nd Quarter 2001
Evansville/Owensboro, IN/KY	1st Quarter 2001
Laredo, TX	1st Quarter 2001
Little Rock, AR	1st Quarter 2001
Fayetteville-Springdale/Ft. Smith/Pine Bluff, AR	1st Quarter 2001
Abilene, TX	1st Quarter 2001

Terre Haute, IN	1st Quarter 2001
Columbus, GA/AL	1st Quarter 2001
Dothan/Auburn/Opelika, AL	1st Quarter 2001
Bristol/Johnson City/Kingsport, VA/TN	4th Quarter 2000
Corpus Christi/Victoria, TX	4th Quarter 2000
Macon/Warner Robins, GA	4th Quarter 2000
Albany, GA	4th Quarter 2000
Alexandria, LA	4th Quarter 2000
Texarkana, TX	3rd Quarter 2000
Shreveport/Monroe/Tyler/Longview, LA/TX	3rd Quarter 2000
Peoria/Springfield/Champaign/Bloomington/Decatur, IL	2nd Quarter 2000
Waterloo/Dubuque/Davenport/Cedar Rapids/Iowa City, IA	2nd Quarter 2000
Omaha/Lincoln, NE	2nd Quarter 2000
Des Moines, IA	2nd Quarter 2000
Boise/Twin Falls, ID	2nd Quarter 2000
Montgomery, AL	2nd Quarter 2000
Pensacola/Panama City/Fort Walton Beach, FL	2nd Quarter 2000
Lafayette/Lake Charles, LA	2nd Quarter 2000
Mobile, AL	2nd Quarter 2000
Beaumont, TX	2nd Quarter 2000
Pascagoula, MS	2nd Quarter 2000
Bryan/College Station, TX	2nd Quarter 2000
Harrisburg/York/Lancaster, PA	1st Quarter 2000
Wilkes-Barre/Scranton, PA	1st Quarter 2000
Louisville/Lexington-Fayette, KY	1st Quarter 2000
Tallahassee, FL	1st Quarter 2000
Temple/Killeen/Waco, TX	4th Quarter 1999
Erie, PA	4th Quarter 1999
Hawaii (all islands)	3rd Quarter 1998
Rochester, NY	3rd Quarter 1998
Buffalo, NY	3rd Quarter 1998
Syracuse/Utica-Rome/Binghamton/Elmira, NY	3rd Quarter 1998
Albany/Glens Falls, NY	3rd Quarter 1998

        Our ARPU remained at $71 for the year ended December 31, 2001 as it was for the year ended December 31, 2000. We attribute the consistent ARPU to the fact that we launched new markets, increased minutes used by customers and the use of additional features such as voice mail and short message services, and to a lesser extent, Nextel Online Services and Nextel Worldwide roaming products. The following table sets forth our revenues and ARPU:

Revenues
(dollars in thousands, except for ARPU)

	Year Ended December 31, 2001	% of Consolidated Revenues	Year Ended December 31, 2000	% of Consolidated Revenues
Service and roaming revenues	$363,573	96%	$130,125	96%
Equipment revenues	13,791	4	5,745	4

Total revenues	$377,364	100%	$135,870	100%

ARPU(1)	$71		$71

(1)
See "Selected Consolidated Financial Data—Additional Reconciliations of Non-GAAP Financial Measures" for more information regarding our use of ARPU as a non-GAAP financial measure.

Cost of Service Revenues

        For 2001, our cost of service revenues was $192.7 million as compared to $85.0 million for 2000, representing an increase of 127%. The increase in costs was primarily the result of bringing on-air approximately 1,251 additional cell sites in 2001, as well as an increase in airtime usage. Increased airtime usage resulted from the growth in the number of customers from 2000 along with the increased minutes of use per customer.

Cost of Equipment Revenues

        Our cost of equipment revenues reported for 2001 was $59.2 million as compared to $26.7 million for 2000. The difference between equipment revenues and cost of equipment revenues was a loss of $45.4 million for 2001, as compared to a loss of $20.9 million for 2000.

Selling, General and Administrative Expenses

        For 2001, selling, general and administrative expenses were $210.3 million as compared to $118.0 million for 2000, representing an increase of 78%.

        Sales and marketing expenses increased as a result of:

  •
  increased sales and marketing activities to launch markets and grow our customer base;

  •
  our hiring of additional sales and marketing employees to accommodate the growth in new and existing markets; and

  •
  higher expenses related to a greater proportion of sales received from indirect distribution channels.

        Our general and administrative costs increased as a result of our:

  •
  hiring employees for our functional departments and offices to support the growth of the new and existing markets;

  •
  increasing staffing and operating our customer care and fulfillment service center in Las Vegas, Nevada to support the growing customer base;

  •
  hiring employees to maintain and support systems; and

  •
  increasing bad debt due to the growth in subscriber base.

Stock-Based Compensation Expense

        For the years ended December 31, 2001 and 2000, we recorded stock-based compensation expense associated with our restricted stock purchase plan and employee stock options granted during 1999 of $31.0 million and $70.1 million, respectively. This is a non-cash expense.

Depreciation and Amortization Expense

        For 2001, our depreciation and amortization expense was $76.5 million as compared to $38.0 million for 2000, representing an increase of 101%. The $38.5 million increase related primarily to depreciating the wireless network assets for the 1,251 additional cell sites placed in service during 2001, along with the costs related to furniture and equipment purchased to set up new offices and amortizing additional FCC-licensed radio spectrum associated with the new markets launched.

Interest Expense and Interest Income

        Interest expense, net of capitalized interest, increased from $102.6 million for 2000 to $126.1 million for 2001, representing an increase of 23%. The increase was due to interest during the entire year on the $200.0 million in 11% senior notes that we issued in March 2000 as well as the $200.0 million in 11% senior notes that we issued in July 2000, offset by the reduction in interest costs from our redemption in April 2000 of 35% of the 14% senior discount notes. Additionally, approximately $5.2 million related to the non-cash fair market value adjustments of our interest rate swaps was included as interest expense in 2001. We also capitalized approximately $12.5 million and $15.7 million of interest during 2001 and 2000, respectively.

        For 2001, interest income was $32.5 million, as compared to $63.1 million for 2000, representing a decrease of 48%. This decrease was due to a decline in interest rates on our short-term investments and a reduction in our cash balance because of additional spending related to the network build-out.

Cumulative Effect of Change in Accounting Principle

        Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedge Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133." SFAS Nos. 133 and 138 require a company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. We hold interest rate swap agreements to mitigate our interest rate risk. We determined under the new rules and criteria that our interest rate swap agreements are ineffective hedges, and thus do not qualify for hedge accounting treatment. The initial adoption resulted in the recording of an additional liability of $1.8 million, with the offset recorded as a cumulative effect of change in accounting principle.

Net Loss

        For 2001, we had a loss attributable to common stockholders of approximately $291.2 million as compared to a loss of $270.8 million for 2000, representing an increase of 8%. The $291.2 million loss for 2001 includes a charge of approximately $1.8 million relating to the implementation of SFAS No. 133. In addition, the loss for 2000 includes a charge of $23.5 million relating to the early retirement of the 14% senior discount notes. Expenses increased in all categories as we launched new markets, added subscriber usage to the network, hired staff for functional departments and offices, and increased marketing and sales activities for the existing and newly launched markets.

Liquidity and Capital Resources

        As of June 30, 2003, our cash and cash equivalents and short-term investments balance was approximately $207.8 million, an increase of $95.2 million compared to the balance of $112.6 million at the end of March 31, 2003. In addition, we have access to an undrawn line of credit of $100 million for a total liquidity position of $307.8 million as of June 30, 2003. The increase in our liquidity position from March 31, 2003 is a result of a series of refinancing transactions described below that were completed during the second quarter of 2003.

  •
  On May 13, 2003, we closed a private placement of $150.0 million of 1 1/2% senior convertible notes due 2008. On June 11, 2003, we closed a private placement of an additional $25.0 million of these notes (increasing total gross proceeds to $175.0 million) pursuant to the exercise of an over-allotment option held by the initial purchasers of these notes.

  •
  From May 13, 2003 through June 4, 2003, we retired approximately $86.1 million (principal amount at maturity) of our 14% senior discount notes due 2009 for $87.9 million for cash in open-market purchases.

  •
  On June 11, 2003, we commenced a tender offer and consent solicitation relating to all of our outstanding 14% senior discount notes. From June 11, 2003 through June 30, 2003, we repurchased approximately $375.8 million (principal amount at maturity) of our 14% senior discount notes for $398.1 million.

  •
  On June 23, 2003, we closed a private placement of $450.0 million of 8 1/8% senior notes due 2011. The proceeds from the offering were primarily used to fund the repurchase of the 14% senior discount notes.

Statement of Cash Flows Discussion:

	For the Six Months Ended June 30,
	2003	2002	$ Change	% Change
Net cash used from operating activities	$(20,659)	$(93,789)	$73,130	78%
Net cash used from investing activities	$(106,319)	$(150,038)	$43,719	29%
Net cash provided from financing activities	$131,884	$51,727	$80,157	155%

        For the six months ended June 30, 2003, we used $20.7 million in cash for operating activities, as compared to $93.8 million used for the same period in 2002. The $73.1 million decrease in the net use of funds was due to an increase in service revenues from customers, a decline in our accounts receivable balance from customers through increased collection activity and a reduction in telephone and accessory inventory on-hand, offset by an increased use of funds for operating activities and related production costs for our billing system, network operating costs for additional sites placed in service, and increased marketing and sales activities.

        Net cash used in investing activities for the six-month period ended June 30, 2003 was $106.3 million compared to $150.0 million for the same period in 2002. The $43.7 million decrease in net cash used in investing activities was primarily due to:

  •
  a $63.2 million decrease in capital expenditures;

  •
  a $20.8 million decrease in FCC licenses acquired; offset by

  •
  a $40.3 million increase in net cash purchases (proceeds) of short-term investments.

We anticipate our total capital spending for 2003 to be approximately $190.0 million, which is a $10.0 million decrease from our first quarter 2003 forecast of $200.0 million primarily as the result of technology improvements employed by network equipment. Through June 30, 2003, we have decreased our forecast for capital requirements by a total of $20.0 million since our initial forecast of $210.0 million given at the beginning of 2003.

        Net cash provided from financing activities for the six months ended June 30, 2003 totaled $131.9 million, which increased $80.2 million compared to $51.7 million for the same period in 2002. As discussed above, we completed a series of refinancing transactions during the second quarter 2003 which helped to provide funds from financing activities and improved our overall liquidity position. The net cash provided from financing activities was primarily due to the following:

  •
  our receipt of $612.2 million net proceeds from the sale of senior convertible notes and senior notes as described above,

  •
  our use of $486.1 million for the purchase and retirement of $461.9 million (principal amount at maturity) of our 14% senior discount notes;

  •
  our receipt of $6.3 million proceeds from sale of towers; and

  •
  our use of $1.1 million for the payment of capital lease obligations.

Capital Needs and Funding Sources:

        Our primary liquidity needs arise from the capital requirements necessary to expand and enhance coverage in our existing markets that are part of the Nextel Digital Mobile Network. Other liquidity needs include the future acquisition of additional frequencies, the installation of new or additional switch equipment and the introduction of new technology and services. Without limiting the foregoing, we expect capital expenditures to include, among other things, the purchase of switches, base radios, transmission towers and antennae, radio frequency engineering, and cell site construction.

        We believe that our existing cash and cash equivalents and short-term investments balance and access to our line of credit, as necessary, plus the recently completed financing described below under the heading "Recent Developments" will provide sufficient funds for the foreseeable future to finance our capital needs and working capital requirements as well as provide the necessary funds to acquire any additional FCC licenses.

        To the extent we are not able to generate positive cash from operating activities, we will be required to use more of our available liquidity to fund operations or we would require additional financing. We may be unable to raise additional capital on acceptable terms, if at all. Furthermore, our ability to generate positive cash from operating activities is dependent upon the amount of revenue we receive from customers, operating expenses required to provide our service, the cost of acquiring and retaining customers and our ability to continue to grow our customer base.

        Additionally, to the extent we decide to expand our digital mobile network or deploy next generation technologies, we would require additional financing to fund these projects. In the event that additional financing is necessary, such financing may not be available to us on satisfactory terms, if at all, for a number of reasons, including, without limitation, restrictions in our debt instruments on our ability to raise additional funds, conditions in the economy generally and in the wireless communications industry specifically, and other factors that may be beyond our control. To the extent that additional capital is raised through the sale of equity or securities convertible into equity, the issuance of such securities could result in the dilution of our stockholders.

        The following table provides details regarding our contractual obligations subsequent to June 30, 2003:

	Payments due by Period (in thousands)
Contractual Obligations
	2003(1)	2004	2005	2006	2007	Thereafter	Total
Long-term debt	$1,250	$3,750	$3,750	$3,750	$151,469	$1,457,136	$1,621,105
Capital lease obligations	1,503	3,208	3,499	3,817	4,163	9,492	25,682
Redeemable preferred stock	—	—	—	—	—	82,107	82,107
Operating leases	37,466	72,338	59,749	39,681	25,743	54,203	289,180
Purchase obligations	3,917	7,000	500	—	—	—	11,417

Total contractual obligations	$44,136	$86,296	$67,498	$47,248	$181,375	$1,602,938	$2,029,491

(1)
July 1, 2003 through December 31, 2003.

        Included in the "Purchase obligations" caption above are minimum amounts due under our most significant agreements for telecommunication services required for back-office support. Amounts actually paid under some of these agreements may be higher due to variable components of these agreements. In addition to the amounts reflected in the table, we expect to pay significant amounts to Motorola for infrastructure, handsets and related services in future years. Potential amounts payable to Motorola are not shown above due to the uncertainty surrounding the timing and extent of these payments. See the notes to the consolidated financial statements appearing elsewhere in this prospectus for amounts paid to Motorola for the six-month periods ended June 30, 2002 and 2003 and for the years ended December 31, 2000, 2001 and 2002. In addition, please see "Recent Developments" below for a description of our convertible senior note financing closed on August 6, 2003; the table above does not reflect this transaction.

Sources of Funding

        To date, third-party financing activities have provided all of our funding. As of June 30, 2003 these financings totaled approximately $2.3 billion and included:

  •
  proceeds from cash equity contributions of $202.8 million in January 1999;

  •
  the offering of 14% senior discount notes for initial proceeds of $406.4 million in January 1999, less $191.2 million for the partial redemption of these notes in April 2000, $86.1 million for open-market repurchases of notes during May and June 2003, and $375.8 million (principal amount at maturity) as of June 30, 2003 for the repurchase of notes pursuant to a tender offer commenced in June 2003;

  •
  term loans incurred in the aggregate principal amount of $375.0 million in January and September 1999 and January 2002;

  •
  the contribution by Nextel WIP of FCC licenses valued at $178.3 million, in exchange for Class B common stock and Series B preferred stock in January and September 1999 and September 2000;

  •
  the contribution by Motorola of a $22.0 million credit to use against our purchases of Motorola-manufactured infrastructure equipment in exchange for Class A common stock, all of which had been used by December 31, 1999;

  •
  net proceeds from the sale of Class A common stock in our initial public offering of $510.8 million in February 2000;

  •
  the offering of 11% senior notes for $200.0 million in March 2000;

  •
  the offering of an additional $200.0 million in 11% senior notes in July 2000;

  •
  the offering of 12 1/2% senior discount notes for $210.4 million in December 2001;

  •
  net proceeds totaling $28.0 million from the sale of switches in Kentucky and Florida in July and October 2002;

  •
  cancellation of existing indebtedness in November and December 2002 and January and February 2003 in the aggregate amount of $45.0 million (principal amount at maturity) in exchange for the issuance of shares of our Class A common stock;

  •
  the offering of 1 1/2% senior convertible notes for $150.0 million in May 2003 and an additional $25.0 million in June 2003 pursuant to the exercise of an over-allotment option held by the initial purchasers of the notes; and

  •
  the offering of 8 1/8% senior notes for $450.0 million in June 2003.

        Nextel Partners Operating Corp., one of our wholly owned subsidiaries, entered into a credit facility in January 1999 with a syndicate of banks and other financial institutions led by Donaldson, Lufkin & Jenrette Securities Corporation, as arranger, DLJ Capital Funding, as syndication agent, and Bank of Montreal, as administrative agent. This credit facility was amended and restated in September 1999 and further amended on March 10, 2000, January 25, 2001, January 21, 2002 and April 17, 2003. On April 17, 2003, we amended our existing credit facility, including our related guaranty and pledge agreement, to permit the issuance of additional unsecured debt, subject to the terms and conditions of the credit facility and our related guaranty and pledge agreement. On February 5, 2002, we closed the transaction to amend our existing $425 million credit facility to provide for an additional $50 million term D loan. Currently, the credit facility, as amended, includes a $175 million term B loan, a $150 million term C loan, a $50 million term D loan and a $100 million reducing revolving credit facility. The credit facility may not exceed $475 million. The $175 million term B loan matures on January 29, 2008, and the $150 million term C and $50 million term D loans mature on July 29, 2008. The revolving credit facility will terminate on January 29, 2007. As of June 30, 2003, $374.6 million of term loans were outstanding and no amounts were outstanding under the $100 million revolving credit facility.

        The term B, C and D loans all bear interest, at our option, at the administrative agent's alternate base rate or reserve-adjusted London Interbank Offering Rate ("LIBOR") plus, in each case, applicable margins. The applicable margin for the term B loan is 4.75% over LIBOR and 3.75% over the base rate of the higher of 0.5% per annum above the latest federal funds rate or the prime rate. The applicable margin for the term C and D loans is 4.25% over LIBOR and 3.25% over the base rate. For the revolving credit facility, the initial applicable margin is 4.25% over LIBOR and 3.25% over the base rate until consolidated EBITDA, as defined by the Bank Credit Agreement, is positive, at which time the applicable margin will be initially 4.0% over LIBOR and 3.0% over the base rate and thereafter will be determined on the basis of the ratio of total debt to annualized EBITDA and will range between 2.25% and 3.75% over LIBOR and between 1.25% and 2.75% over the base rate. As of June 30, 2003, the interest rates on the $175 million term B loan, the $150 million term C loan and the $50 million term D loan were 6.02%, 5.39% and 5.60%, respectively.

        Borrowings under the term loans are secured by a first priority pledge of all assets of our subsidiaries and a pledge of their capital stock. The credit facility contains financial and other covenants customary for the wireless industry, including limitations on our ability to incur additional debt, create liens on assets or enter into significant transactions and covenants relating to minimum service revenues, subscriber units and covered Pops. The credit facility also contains covenants requiring that we maintain certain defined financial ratios and meet operational targets for service revenues, subscriber units and network coverage. As of June 30, 2003, we were in compliance with all covenants associated with this credit facility and anticipate remaining in compliance with these covenants for the foreseeable future.

        Our 14% senior discount notes due February 1, 2009 were sold in January 1999. The notes were issued at a discount to their aggregate principal amount at maturity and generated aggregate gross proceeds to us of approximately $406.4 million. In July 1999 we exchanged these notes for registered notes having the same financial terms and covenants as the notes issued in January 1999. Cash interest will not accrue on the notes prior to February 1, 2004. On April 18, 2000, we redeemed 35% of the accreted value of these outstanding notes for approximately $191.2 million with proceeds from our initial public offering. The redemption payment of $191.2 million included $167.7 million of these outstanding notes plus a 14% premium of approximately $23.5 million. In November and December 2002 we exchanged approximately $27.0 million (principal amount at maturity) of the notes for shares of our Class A common stock and again in January and February 2003 exchanged an additional $8.0 million (principal amount at maturity) of the notes for shares of our Class A common stock. From May 13, 2003 through June 4, 2003, we purchased approximately $86.1 million (principal amount at maturity) of the notes outstanding for $87.9 million. On June 11, 2003 we commenced a tender offer that expired July 11, 2003 to purchase all of the remaining notes outstanding. Through June 30, 2003 we purchased approximately $375.8 million (principal amount at maturity) of the 14% senior discount notes for $398.1 million. The notes still outstanding will accrete in value representing the amortization of original issue discount at a rate of 14%, compounded semiannually, to an aggregate principal amount of $23.1 million by February 1, 2004. As of June 30, 2003, the accreted value of the outstanding 14% senior discount notes was approximately $21.3 million.

        On March 10, 2000, we issued $200.0 million of 11% senior notes due 2010, and on July 27, 2000, we issued an additional $200.0 million of 11% senior notes, each in a private placement. We subsequently exchanged all of the March 2000 and July 2000 notes for registered notes having the same financial terms and covenants as the privately placed notes. In November 2002 we exchanged $10.0 million (principal amount at maturity) of the notes for shares of our Class A common stock. Interest accrues for these notes at the rate of 11% per annum, payable semiannually in cash in arrears on March 15 and September 15 of each year.

        On December 4, 2001, we issued in a private placement $225.0 million of 12 1/2% senior discount notes due 2009. These notes were issued at a discount to their aggregate principal amount at maturity and generated aggregate gross proceeds to us of approximately $210.4 million. We subsequently exchanged all of these 12 1/2% senior discount notes for registered notes having the same financial terms as the privately placed notes. Interest accrues for these notes at the rate of 12 1/2% per annum commencing on May 15, 2002, payable semiannually in cash in arrears on May 15 and November 15 of each year.

        On May 13, 2003, we closed a private placement of $150.0 million of 1 1/2% senior convertible notes due 2008. On June 11, 2003, we closed a private placement of an additional $25.0 million of these notes pursuant to the exercise of an over-allotment option held by the initial purchases of these notes increasing the total proceeds to $175.0 million. At the option of the holders, the notes are convertible at an initial conversion rate of 131.9087 shares of our Class A common stock per $1,000 principal amount of notes, which represents a conversion price of $7.58 per share of Class A common stock. Interest accrues for these notes at the rate of 1 1/2% per annum commencing on November 15, 2003, payable semiannually in cash in arrears on May 15 and November 15 of each year.

        On June 23, 2003, we issued $450.0 million of 8 1/8% senior notes due 2011 in a private placement. We intend to exchange all of the 8 1/8% senior notes for registered notes having the same financial terms and covenants as the privately placed notes. Interest will accrue at the rate of 8 1/8% per annum, payable semi-annually on January 1 and July 1 of each year, commencing on January 1, 2004. The proceeds from this offering were used primarily to fund the purchase of the 14% senior discount notes in our tender offer.

        As discussed in more detail in "Risk Factors," if we fail to satisfy the financial covenants and other requirements contained in our credit facility and the indentures governing our outstanding notes, our debts could become immediately payable at a time when we are unable to pay them, which could adversely affect our liquidity and financial condition.

        In the future, we may opportunistically engage in additional debt-for-equity exchanges or repurchase additional outstanding notes if the financial terms are sufficiently attractive.

Recent Developments

        During July and August 2003, with proceeds from the 8 1/8% senior notes issued in June 2003 and from the 1 1/2% convertible senior notes issued in August 2003, we repurchased for cash $16.5 million (principal amount at maturity) of our 14% senior discount notes, $22.6 million (principal amount at maturity) of our 11% senior notes and $11.1 million (principal amount at maturity) of our 12 1/2% senior discount notes.

        On August 6, 2003 we closed a private placement of $125.0 million of 1 1/2% senior convertible notes due 2008. The offering of these notes was made to qualified to institutional buyers as defined in Rule 144A of the Securities Act. At the option of the holders, the notes are convertible at an initial conversion rate of 78.3085 shares of our Class A common stock per $1,000 principal amount of notes, which represents a conversion price of $12.77 per share of Class A common stock. Interest will accrue at the rate of 1 1/2% per annum, payable semi-annually in arrears in cash on May 15 and November 15 of each year, commencing on November 15, 2003.

        In October 2003, we delivered a notice to Nextel WIP stating our intent to redeem all of the 13,110,000 shares of our outstanding Series B preferred stock currently held by Nextel WIP. As of September 30, 2003, the redemption value of the Series B preferred stock was approximately $38.3 million. We intend to consummate the redemption in the fourth quarter of 2003. Following such redemption, we will no longer have any shares of the preferred stock outstanding.

Critical Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated condensed financial statements and accompanying notes. The Securities and Exchange Commission, or SEC, has defined a company's most critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions. For additional information see the notes to the consolidated financial statements included elsewhere in this prospectus. Although we believe that our estimates and assumptions are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions or conditions.

Revenue Recognition

        We recognize service revenue for access charges and other services charged at fixed amounts ratably over the service period, net of credits and adjustments for service discounts. These discounts typically relate to promotional service campaigns in which customers will receive a monthly discount on their service plan for a limited period depending on the features of the rate plan. Additionally, for situations where customers may have a billing dispute, coverage dispute or service issue we may grant a one-time credit or adjustment to the customer's bill. We recognize excess usage and long distance revenue at contractual rates per minute as minutes are used. To account for the service revenues, including adjustments and discounts, that are unbilled at month-end, we make an estimate of unbilled service revenue from the end of the billed service period to the end of the month. This estimate, which is subjective, is based on a number of factors including: the increase in net subscribers, number of business days from the billed service period to the end of the month and the average revenue per subscriber, after taking partial billing periods into consideration. This estimate is accrued monthly and reversed the following month when the actual service period is billed again.

        Equipment revenues include sale of phone and accessory equipment. We recognize revenue for phone equipment on a straight-line basis over three years, starting when the customer takes title. The decision to defer these phone equipment revenues is further described in the following paragraph. For sale of accessory equipment, we recognize revenue when title passes, which is upon shipping the accessory to the customer.

        In accordance with SAB No. 101, "Revenue Recognition in Financial Statements," our activation fees and phone revenues are deferred and recognized over three years. The decision to defer these revenues is based on the conclusion that while the service contract and the phone equipment revenues are a multiple element arrangement, the elements of the arrangement should not be accounted for separately. The key factor in our conclusion is that our wireless service is essential to the functionality of the phone, due to the fact that our phones, which have a "push to talk" feature, can only be used on our digital network. Concurrently, the related costs for the phone equipment are deferred solely to the extent of deferred revenues. The direct and incremental phone costs in excess of revenues generated from phone sales are expensed in addition to the amortization of the deferred costs.

        In November 2002, the EITF issued a final consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Issue No. 00-21 provides guidance on how and when to recognize revenues on arrangements requiring delivery of more than one product or service. Issue No. 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. Companies may also elect to apply the provisions of Issue No. 00-21 to existing arrangements and record the income statement impact as a cumulative effect of a change in accounting principle.

        As described above, under the provisions of SAB No. 101, we accounted for the sale of our phone equipment and the subsequent service to the customer as a single unit of accounting due to the fact that our wireless service is essential to the functionality of our phones. Accordingly, we recognized revenue from the phone equipment sales and an equal amount of the cost of phone equipment revenues over the expected customer relationship period, when title to the phone passed to the customer. Under Issue No. 00-21, we are no longer required to consider whether a customer is able to realize utility from the phone in the absence of the undelivered service. Given that we meet the criteria stipulated in Issue No. 00-21, we account for the sale of a phone as a unit of accounting separate from the subsequent service to the customer. Accordingly, we will recognize revenue from phone equipment sales and the related cost of phone equipment revenues when title to the phone equipment passes to the customer for all arrangements entered into beginning in the third quarter 2003.

        We adopted Issue No. 00-21 on July 1, 2003 and elected to prospectively apply the provisions to our existing customer arrangements.

Accounts Receivable

        Accounts receivable are recorded at the invoiced amount and include late payment fee charges for unpaid balances. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses that will occur in our existing accounts receivable balance. We review our allowance for doubtful accounts monthly. We determine the allowance based on the age of the balances and our experience of collecting on certain account types such as corporate, small business, government or other various classifications. Account balances are charged off against the allowance after all means of collection have been exhausted internally and the potential for recovery is considered remote or delegated to a third-party collection agency.

Capitalization and Depreciation of Fixed Assets

        We are inherently capital intensive due to the build out of the digital network. Thus, we record our system (digital network) and non-system fixed assets, including improvements that extend useful lives, at cost, while maintenance and repairs are charged to operations as incurred. Depreciation and amortization are computed using the straight-line method based on industry average estimated useful lives of up to 31 years for cell site shelters, three to ten years for digital mobile network equipment, and three to seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the respective lives of the leases or the useful lives of the improvements.

        Construction in progress includes costs of labor (internal and external), materials, transmission and related equipment, engineering, site design, interest and other costs relating to the construction and development of our digital mobile network. Assets under construction are not depreciated until placed into service. In capitalizing costs related to the construction of the digital network, we include costs that are required to activate the mobile network.

FCC Licenses

        FCC operating licenses are recorded at historical cost. Our FCC licenses and the requirements to maintain the licenses are similar to other licenses granted by the FCC, including PCS and cellular licenses, in that they are subject to renewal after the initial 10-year term. Historically, the renewal process associated with these FCC licenses has been perfunctory. The accounting for these licenses has historically not been constrained by the renewal and operational requirements.

        On January 1, 2002, we implemented SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead are reviewed for impairment, at least annually, and written down as a charge to results of operations only in the periods in which the recorded value of goodwill and certain intangibles exceeds fair value. We have determined that FCC licenses have indefinite lives; therefore, as of January 1, 2002 we no longer amortize the cost of these licenses. We performed asset impairment analyses on our FCC licenses in accordance with SFAS No. 142 as of January 1, 2002 for the transition and the annual assessment during the fourth quarter of 2002 and determined there has been no impairment related to our FCC licenses. For our impairment analysis, we used the aggregate of all our FCC licenses, which constitutes the footprint of our portion of the Nextel Digital Mobile Network, as the unit of accounting for our FCC licenses based on the guidance in EITF Issue No. 02-7, "Unit of Accounting for Testing Impairment Indefinite-Lived Intangible Assets."

        As a result of the adoption of SFAS No. 142, we recorded a non-cash charge to our income tax provision of $12.3 million at the end of the first quarter of 2002 to increase the valuation allowance related to our net operating loss. This charge is required because we have significant deferred tax liabilities related to FCC licenses. Historically, we did not need a valuation allowance for the portion of our net operating loss equal to the amount of license amortization expected to occur during the carry forward period of our net operating loss. Since we ceased amortizing licenses for financial statement purposes on January 1, 2002, we can no longer estimate the amount, if any, of deferred tax liabilities related to our FCC licenses which will reverse during the net operating loss carry forward period. Accordingly, we increased the valuation allowance upon the adoption of SFAS No. 142 and continue to increase the valuation allowance with a corresponding deferred tax provision as the deferred tax liabilities related to FCC license amortization increase. For the three months ended June 30, 2003 and 2002, the deferred tax provision attributable to FCC licenses was $3.2 million and $1.8 million, respectively, and for the six months ended the same periods it was $6.1 million and $14.1 million, respectively.

Impairment of Long-Lived Assets

        Our long-lived assets consist principally of property, plant and equipment. It is our policy to assess impairment of long-lived assets pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This includes determining if certain triggering events have occurred, including significant decreases in the market value of certain assets, significant changes in the manner in which an asset is used, significant changes in the legal climate or business climate that could affect the value of an asset, or current period or continuing operating or cash flow losses or projections that demonstrate continuing losses associated with certain assets used for the purpose of producing revenue that might be an indicator of impairment. When we perform the SFAS No. 144 impairment tests, we identify the appropriate asset group to be our network system, which includes the grouping of all our assets required to operate our portion of the Nextel Digital Mobile Network and provide service to our customers. We based this conclusion of asset grouping on the revenue dependency, operating interdependency and shared costs to operate our network. Thus far, we believe none of the above factors has occurred and therefore have not recorded any impairment charges.

Asset Retirement Obligations

        During 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement obligations ("ARO"). Under the scope of this pronouncement, we have ARO associated with removal of equipment from cell sites and towers that we lease from third parties. Adoption of SFAS No. 143 did not materially impact our financial position or results of operation.

Recently Issued Accounting Pronouncements

        In January 2003, the FASB issued Interpretation No. 46, "Consolidated of Variable Interest Entities, an Interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on our financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that we will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. We do not believe that we have any existing variable interest entities that will require consolidation.

        In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for all freestanding financial instruments entered into or modified after May 31, 2003; otherwise it is effective at the beginning of the first interim period beginning after June 15, 2003. We have identified that our mandatorily redeemable preferred stock is within the scope of this statement and will be reclassified as long-term debt, and the mandatorily redeemable preferred stock dividends will be recorded as interest expense beginning July 1, 2003.

Related Party Transactions

Motorola Purchase Agreements

        Pursuant to the equipment purchase agreements between us and Motorola, who currently holds approximately 5.2% of our outstanding common stock, or 2.3% on a pro forma basis after the consummation of the transactions contemplated by this offering, Motorola provides the iDEN infrastructure and subscriber handset equipment to us throughout our markets. We expect to continue to rely on Motorola for the manufacture of a substantial portion of our handset equipment as well as the equipment necessary to construct our portion of the Nextel Digital Mobile Network for the foreseeable future. The equipment purchase agreements govern our rights and obligations regarding purchases of handset equipment and system infrastructure equipment manufactured by Motorola and others.

        For the three months ended June 30, 2003 and 2002, we purchased approximately $46.5 million and $54.3 million, respectively, and $90.5 million and $85.1 million for the six months ended June 30, 2003 and 2002, respectively, of infrastructure and other equipment, handsets, warranties and services from Motorola.

Nextel Operating Agreements

        We, along with our operating subsidiary, entered into a joint venture agreement dated January 29, 1999 with Nextel WIP, who currently holds approximately 31.4% of our outstanding common stock, or 30.2% on a pro forma basis after the consummation of the transactions contemplated by this offering, and with whom one of our directors is affiliated. The joint venture agreement, along with other operating agreements between Nextel WIP and us, defines the relationships, rights and obligations between the parties and governs the build-out and operation of our portion of the Nextel Digital Mobile Network and the transfer of licenses from Nextel WIP to us. Our roaming agreement with Nextel WIP provides that each party pays the other company's monthly roaming fees in an amount based on the actual system minutes used by our respective customers when they are roaming on the other party's network. For the three months ended June 30, 2003 and 2002 we earned approximately $26.9 million and $20.0 million, respectively, and for the six months ended June 30, 2003 and 2002 we earned approximately $49.9 million and $35.3 million, respectively, from Nextel customers roaming on our system, which is included in our service revenues.

        During the three months ended June 30, 2003 and 2002, recorded as part of cost of service revenues, we paid Nextel WIP $24.0 million and $21.2 million, respectively, and for the six months ended June 30, 2003 and 2002 we paid Nextel WIP $43.8 million and $37.0 million, respectively, for services such as specified telecommunications switching services, charges for our customers roaming on Nextel's system and other support costs.

        During the first half of 2003 Nextel continued to provide certain services to us for which we pay a fee based on their cost. These services are limited to Nextel telemarketing and customer care, fulfillment, activations and billing for the national accounts. For the three months ended June 30, 2003 and 2002, we were charged approximately $996,000 and $736,000, respectively, and $2.2 million and $1.7 million for the six months ended the same periods, respectively, for these services. Nextel WIP also provided us access to certain back office and information systems platforms on an ongoing basis. For the three months ended June 30, 2003 and 2002, we were charged approximately $1.0 million and $512,000, respectively, and $2.3 million and $837,000 for the six months ended June 30, 2003 and 2002, respectively, for these services. The costs for all of these services are included in selling, general and administrative expenses.

        In the event of a termination of the joint venture agreement, Nextel WIP could, in certain circumstances, purchase or be forced to purchase all of our outstanding common stock. In such event, Nextel WIP, at its option, would be entitled to pay the purchase price therefore in cash or in shares of Nextel common stock. The circumstances that could trigger these rights and obligations include, without limitation, termination of our operating agreements with Nextel WIP, a change of control of Nextel or a failure by us to make certain required changes to our business.

Business Relationship

        In the ordinary course of business, we have engaged the services of and leased tower space from a company whose stockholder, president, chief executive officer and chairman of the board of directors is one of our directors. For the three months ended June 30, 2003 and 2002, we paid this company

$2.9 million and $2.3 million, respectively, and $5.2 million and $5.0 million for the six months ended June 30, 2003 and 2002, respectively, for these services and tower leases.

        Donaldson, Lufkin & Jenrette Securities Corporation and Credit Suisse First Boston, which is affiliated with one of the selling stockholders in this offering, have served as initial purchasers of our senior notes, convertible senior notes and senior discount notes and received customary discounts and commissions in connection with each such offering. Donaldson, Lukfin & Jenrette Securities Corporation also acted as our financial advisor and as arranger, and DLJ Capital Funding, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, acted as syndication agent, under our credit facility, and received customary fees and reimbursements in connection therewith. As of September 30, 2003, DLJ Merchant Banking and certain related parties, all of which are affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, owned approximately 9.8% of our outstanding common stock through their affiliate, Credit Suisse First Boston, or 6.3% on a pro forma basis after the consummation of the transactions contemplated by this offering. Donaldson, Lufkin & Jenrette Securities Corporation was a co-lead manager of the initial public offering of our Class A common stock, and we may from time to time enter into other investment banking relationships with it or one of our affiliates. The aggregate amount of all fees paid to the Credit Suisse and the DLJ Entities in connection with financial services in 2002 and the six months ended June 30, 2003 was approximately $437,500 and $4.5 million, respectively.

BUSINESS

Overview

        We provide digital mobile communications services using the Nextel brand name in mid-sized and tertiary markets throughout the United States. We offer four distinct wireless services fully integrated in a single wireless handset. These services include digital cellular services; Direct Connect® (the nationwide digital walkie-talkie service); text messaging; and Nextel Online Services®, which provide wireless access to the Internet and an organization's internal databases as well as other applications, including email. We hold licenses for wireless frequencies in markets where approximately 53 million people, or Pops, live and work. We have constructed and operate a digital mobile network compatible with the digital mobile network constructed and operated by Nextel in targeted portions of these markets, including 13 of the top 100 metropolitan statistical areas and 57 of the top 200 metropolitan statistical areas in the United States ranked by population. Our combined Nextel Digital Mobile Network constitutes one of the largest fully integrated digital wireless communications systems in the United States, currently covering 293 of the top 300 metropolitan statistical areas in the United States. As of September 30, 2003, our portion of the Nextel Digital Mobile Network covered approximately 38 million Pops and we had approximately 1,144,700 digital handsets in service in our markets.

        Our relationship with Nextel was created to accelerate the build-out and expand the reach of the Nextel Digital Mobile Network. In January 1999, we entered into a joint venture agreement with Nextel WIP. Nextel, through Nextel WIP, contributed to us cash and licenses for wireless frequencies and granted us the exclusive right to use the Nextel brand name in exchange for ownership in us and our commitment to build out our compatible digital mobile network in selected markets and corridors, in most cases adjacent to operating Nextel markets. As of September 30, 2003, Nextel WIP owned 31.4% of our common stock and is our largest stockholder. As of September 30, 2003, on a pro forma basis, after giving effect to this offering and the transactions contemplated hereby, Nextel WIP owned 30.2% of our outstanding common stock and would still be our largest stockholder. By the end of 2002, we had successfully built all of the markets we were initially required to build under our 1999 agreement with Nextel. Since 1999 we have exercised options to expand our network into additional markets. By June 2003, we had completed the construction of all of these additional markets. Through our affiliation with Nextel our customers have seamless nationwide coverage on the entire Nextel Digital Mobile Network.

        Our senior management team has substantial operating experience, with most members averaging over 16 years in the telecommunications industry. Most members of senior management have significant experience working at AT&T Wireless, McCaw Cellular and/or Nextel. Key stockholders, in addition to Nextel WIP, include Credit Suisse First Boston through DLJ Merchant Banking, Madison Dearborn Partners, Cascade Investments, Motorola and Eagle River.

        We offer a package of wireless voice and data services under the Nextel brand name targeted primarily to business users. We currently offer the following four services which are fully integrated and accessible through a single wireless handset:

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  digital mobile telephone service, including advanced calling features such as speakerphone, conference calling, voicemail, call forwarding and additional line service;

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  Direct Connect, sometimes referred to as the long-range walkie-talkie feature, which allows customers to contact each other instantly on private one-to-one calls on a nationwide basis or on group calls involving up to 100 customers in the same geographic region;

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  two-way messaging, which allows customers to receive and send short numeric and text messages from their handset; and

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  Internet services, marketed as Nextel Online Services, which provide customers with Internet-ready handsets access to the World Wide Web and web-based applications such as email, address books, calendars and advanced Java™ enabled business applications.

Strategic Alliance with Nextel

        Our affiliation with Nextel is an integral part of our business strategy. Under our agreements with Nextel WIP, which are described in more detail below, we enjoy numerous important benefits, including:

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  Nextel Brand and Differentiated Marketing Programs. We have the exclusive right to build, operate and provide digital wireless communication services using the Motorola-developed integrated Digital Enhanced Network, or iDEN, platform and the Nextel brand name in all of our markets. We benefit from Nextel's national advertising and promotion of its brand.

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  Integrated Nationwide Network. Our network is operationally seamless with Nextel's network, enabling our respective customers to utilize the same voice and data services when operating on either company's network.

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  Exclusive Roaming Arrangement. We have the exclusive right to provide wireless communication services using the iDEN/800 MHz frequencies to Nextel's customers who roam into our markets. Pursuant to our operating agreements with Nextel WIP, Nextel's subscribers generate revenue for us when they roam into our markets, and we pay Nextel when our subscribers roam into their markets. During 2002 and the six months ended June 30, 2003, we earned $79.5 million and $49.9 million, respectively, in roaming revenue from Nextel customers who utilized our portion of the Nextel Digital Mobile Network.

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  Coordinated Infrastructure Development. In exchange for a fee, based on Nextel's cost to provide the service, we have the right to utilize portions of Nextel's network infrastructure, including certain switching facilities and network monitoring systems, until our customer volume makes it advantageous for us to build our own. The operating agreements with Nextel WIP also provide us access to technology improvements resulting from Nextel's research and development.

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  Supplier Relationships. Nextel assists us in obtaining substantially the same terms it receives from suppliers of equipment and services. We also have the ability to develop our own relationships with suppliers of our choice.

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  National Accounts. Numerous offices and branches of Nextel's national accounts have become our customers when we have launched service in their area.

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  International Roaming. We have the ability to either operate under Nextel's international roaming agreements or, under certain circumstances, to require Nextel WIP to provide us with comparable international roaming capabilities under its agreements with international carriers. Accordingly, our customers are able to travel worldwide and still receive the benefits of their Nextel service. For example, in coordination with Nextel, our customers have the ability to roam in Canadian market areas where TELUS offers iDEN-based services. Furthermore, by using the i2000plus® handset, a dual mode handset that operates on both the iDEN technology and the GSM 900 MHz standard, our customers receive digital roaming services on iDEN 800 MHz and GSM 900 MHz networks in over 80 countries.

Business Strategy

        Our mission is to provide high quality, integrated wireless service that maximizes customer and investor value. To achieve this mission, we strive to build a corporate culture around five guiding principles:

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  Strive for 100% employee satisfaction.

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  Strive for 100% customer satisfaction.

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  Achieve targeted revenue growth with a low cost structure.

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  Achieve win-win results through the power of teamwork.

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  Work smart while remaining humble.

        Our mission statement and guiding principles serve as the bedrock for all of our business strategies. In addition to our relationship with Nextel, we believe the following elements of our business strategy will distinguish our wireless service offerings from those of our competitors and will enable us to compete successfully:

        Provide Differentiated Package of Wireless Services.    Along with Nextel, we offer digital mobile telephone service, Direct Connect, two-way text and numeric messaging and Internet services fully integrated in a single wireless device with no roaming charges nationwide. We believe this "four-in-one" offering is particularly attractive to business users. We further believe that for customers who desire multiple wireless services, the convenience of combining multiple wireless communications options in a single handset for a single package price with a single billing statement is an important feature that helps distinguish us from many of our competitors. Our Direct Connect service has a ten-year history of delivering virtually instantaneous communication and is available to over 13.4 million Nextel and Nextel Partners customers.

        A sizeable portion of business users' communications involves contacting others within the same organization or those within a community of interest (i.e., contractors, sub-contractors and suppliers). We believe that our Direct Connect service is especially well suited to address the wireless communications needs of these customers. Direct Connect gives customers the ability to instantly set up a conference on either a private (one-to-one) or group (one-to-many) basis. In 2002, Direct Connect minutes used by our customers comprised approximately 33% of the total minutes used by our customers on our network. We believe our Direct Connect service between subscribers with communities of interest provides us with a significant advantage over our competitors who are attempting to launch a comparable walkie-talkie service with no embedded walkie-talkie subscriber base.

        Direct Connect allows all of our customers and Nextel's customers to instantly communicate with each other on private one-on-one calls on a nationwide basis or on group calls involving up to 100 customers in the same geographic region. Nextel has offered the Direct Connect service for ten years. In its initial stage of development, Direct Connect was limited to customers within the same geographic area, which typically included several counties and in most cases included an entire state. In some cases, the Direct Connect calling area included multiple states. Two years ago, we, along with Nextel, introduced Cross Fleet, which expanded the Direct Connect feature from pre-programmed fleets or accounts within the same geographic area to all customers in the same geographic area unlimited by which account they were on. With Cross Fleet, customers can assemble their own "talk groups" with other customers within their Direct Connect calling area, thereby eliminating the need for an operator to administer these talk groups. As of July 29, 2003, we and Nextel completed the rollout of Nationwide Direct Connect, which provides full coast-to-coast availability of the Push to TalkSM feature to all of our customers and all of Nextel's customers across the continental United States and Hawaii.

        To further improve our differentiated suite of products and services in 2003, we now offer a new Nextel/BlackBerry™ handheld device with both voice and data capabilities. Nextel, Motorola and Research In Motion Limited have jointly developed this product. This personal data assistant (PDA) style handset operates on the Nextel Digital Mobile Network and supports Java 2 Micro Edition (J2ME™) applications. In July 2003, we enhanced our BlackBerry offering to include email attachment viewing, the ability to search and select email addresses from a company's address book and wireless email reconciliation, which provides the ability to delete or file an email on the BlackBerry device and have it automatically deleted or filed on the Microsoft Outlook or Lotus Notes email client.

        Deliver Unparalleled Customer Service.    In addition to providing our proven four-in-one service offering, our goal is to differentiate ourselves by delivering the highest quality customer service in the industry, including low rates of dropped and blocked calls. In 2002, a significant part of our employees' bonus was tied to achieving a targeted level of customer satisfaction as measured in monthly surveys conducted by an outside vendor. We believe that this monetary bonus helped focus our entire company on achieving our customer service business objective, and we are providing a similar incentive to our employees in 2003.

        Moreover, in the first quarter of 2002, we opened our second customer care center in Panama City Beach, Florida. This center works in tandem with our original customer care center located in Las Vegas, Nevada. We anticipate that this additional call center will help us maintain and improve our customer service level objectives.

        In addition, in late 2002, we successfully completed the migration of our billing and customer care system to a new platform known as Ensemble. Ensemble is a world-class activations, customer care and billing system designed to provide increased reliability and functionality for our customer care representatives. The Ensemble platform provides system scalability to allow services to be provided to an estimated 25 million customers through one common database that integrates all platform software modules within the system.

        Target Business Customers.    We focus on business customers, particularly those customers who employ a mobile workforce. We have initially concentrated our sales efforts on a number of distinct groups of mobile workers, including personnel in the transportation, delivery, real property and facilities management, construction and building trades, landscaping, government, public safety and other service sectors. We have developed disciplined sales training procedures and strategies that are specifically tailored to a business-to-business sales process as opposed to the widespread retail sale strategies used by many of our competitors. In addition, we, along with Nextel, work with third-party vendors to develop unique data applications for our business customers.

        We expect to gradually expand our target customer groups to include additional industry groups. We believe this focus on business customers has resulted in higher monthly ARPU and lower average monthly service cancellations than industry averages. For second quarter 2003, our ARPU was $66 (or $75, including roaming revenues received from Nextel) compared to an industry average of $48 for 2002. In addition, the average monthly rate at which our customers canceled service with us, or "churn," was approximately 1.6% during the same quarter compared to an industry average of over 2% in 2002. Our second quarter 2003 ARPU and churn rate equate to lifetime revenue per subscriber, or LRS, of approximately $4,125, which we believe is one of the highest in the industry. See "Selected Consolidated Financial Data—Additional Reconciliations of Non-GAAP Financial Measures (Unaudited)" for more information regarding our use of ARPU and LRS as non-GAAP financial measures.

        Maintain a Robust, Reliable Network.    Our objective is to maintain a robust and reliable digital mobile network in our markets that covers all key population areas in that market and operates seamlessly with Nextel's network. We have constructed our portion of the Nextel Digital Mobile Network using the same Motorola-developed iDEN technology used by Nextel. As required, we built and now operate our portion of the Nextel Digital Mobile Network in accordance with Nextel's standards, which enables both companies to achieve a consistent level of service throughout the United States. Our customers have access to digital quality and advanced features whether they are using our or Nextel's portion of the Nextel Digital Mobile Network. This contrasts with the hybrid analog/digital networks of cellular competitors, which do not support all features in the analog-only portions of their networks.

        In January 1999 when we executed our agreements with Nextel WIP and obtained our initial financing, we acquired two operational markets in upstate New York and Hawaii. The remainder of our markets had not been fully constructed. By June 30, 2003, we had completed construction and had successfully launched service in all of our markets. As of June 30, 2003, we had 3,496 cell sites fully constructed and operational throughout our markets. To reduce the risk of zoning and other local regulatory delays, construction delays and site acquisition costs, we have located our cell sites on existing transmission towers owned by third parties wherever possible, or if necessary, on towers constructed or purchased by other contracted third parties. In addition, as of June 30, 2003 we had five mobile switching offices and had successfully switched approximately 80% of all of our customers' wireless interconnect traffic through these switches. Subsequently, in July 2003 we purchased from Nextel an additional switch located in Dallas, Texas. These activities have significantly reduced the switch sharing fees we pay to Nextel WIP under our switch sharing agreement. We have seen our monthly average minutes of use grow from 590 minutes per subscriber (customer) as of September 30, 2002 to 667 minutes per subscriber as of September 30, 2003. Our customer base has grown from approximately 784,700 customers as of September 30, 2002 to approximately 1,144,700 customers as of September 30, 2003. As of September 30, 2003 our network provided coverage to approximately 38 million Pops compared to 36 million Pops as of September 30, 2002.

        We believe our existing packet data service on the Nextel Digital Mobile Network is robust and far-reaching. We expect technology upgrades to be made to our iDEN digital mobile network in 2003 based on developments being made by Motorola and Nextel, and anticipate that these upgrades will effectively double our voice capacity for interconnect calls and leverage our investment in our existing infrastructure.

        Maintain Effective Pricing Strategy with Focus on Mid-Sized and Tertiary Markets. We operate in mid-sized and tertiary markets, which we believe have demographics similar to markets served by Nextel. We believe our targeted customer base in these markets has historically been underserved and thus finds our differentiated service offering very attractive. We believe our focus on high quality, underserved customers, coupled with our differentiated service offering, helps allow us to rapidly increase penetration within our targeted customer base while maintaining an effective pricing strategy.

        Although we set our price levels in each of our markets independently of Nextel, we are required to adopt Nextel's overall pricing strategies. We offer pricing options that we believe differentiate our services from those of many of our competitors. Our pricing packages offer our customers simplicity and predictability in their wireless telecommunications billing by combining Direct Connect minutes with a mix of cellular and long-distance minutes. Furthermore, no roaming charges are assessed for mobile telephone services provided to our customers traveling anywhere on our portion or Nextel's portion of the Nextel Digital Mobile Network in the United States. We also offer special pricing plans that allow some customers to aggregate the total number of account minutes for all their handsets and reallocate the aggregate minutes among those handsets. While we direct our own marketing campaigns in our markets, we benefit from Nextel's national marketing efforts and related advertising campaigns, which are designed to increase awareness of the Nextel brand name and stimulate interest in and demand for Nextel service by stressing its versatility, value, simplicity and quality.

Markets

        As of June 30, 2003, we had launched digital wireless service in all of the following markets:

Region	Markets(1)		Licensed Pops
Northeast	Wilkes-Barre/Scranton/Harrisburg/York/Lancaster, PA		2,874,039
	Syracuse/Utica-Rome/Binghamton/Elmira, NY		2,058,780
	Buffalo/Jamestown, NY		1,497,610
	Western Pennsylvania (Altoona/Johnstown/State College/Williamsport)		1,462,511
	Rochester, NY		1,211,105
	Albany/Glens Falls, NY		1,171,669
	Erie, PA		371,209

		Total	10,646,923

Midwest	Nebraska (Omaha/Lincoln) and Sioux City/Sioux Falls IA/SD		2,507,196
	Eastern Iowa (Waterloo/Dubuque/Davenport/Cedar Rapids/Iowa City)		1,960,174
	Illinois (Peoria/Springfield/Champaign/Bloomington/Decatur)		1,787,188
	Green Bay, WI		1,691,401
	E. Minnesota/W. Wisconsin (Duluth/Rochester/Eau Claire/La Crosse)		1,462,625
	Central Iowa (Des Moines)		1,127,107
	North Dakota/Western Minnesota (Fargo/Grand Forks)		1,106,972
	Idaho (Idaho Falls/Pocatello/Boise/Twin Falls)		1,004,169

		Total	12,646,832

South	Arkansas (Fayetteville/Fort Smith/Pine Bluff/Little Rock)		2,379,938
	East Texas/Northern Louisiana (Tyler/Longview/Shreveport/Monroe)		2,077,653
	Indiana (Terre Haute/Evansville/Owensboro)		1,968,092
	South Texas (McAllen/Harlingen/Brownsville/Corpus Christi/Victoria)		1,955,278
	West Virginia (Charleston)		1,949,462
	Virginia (Roanoke/Lynchburg/Charlottesville)		1,896,510
	Louisville, KY		1,836,289
	West Texas (Amarillo/Abilene/Lubbock/Odessa-Midland/San Angelo)		1,783,950
	Southern Louisiana (Lafayette/Lake Charles)		1,580,602
	Lexington, KY		1,480,559
	Mississippi (Hattiesburg/Jackson)		1,430,863
	Georgia (Macon-Warner Robins/Albany)		1,290,316
	Pensacola, FL		1,145,346
	Mobile, AL		1,065,524
	Central Texas (Temple-Killeen/Waco/Bryan-College Station)		894,252
	Tallahassee, FL		718,520
	Montgomery, AL		711,575
	Tennessee (Bristol/Johnson City/Kingsport, VA/TN)		590,874
	Columbus, GA		430,951

		Total	27,186,554

Noncontinental US	Hawaii (all islands)		1,211,537

	Total—prior to 2003 market launches		51,691,846
	Augusta, GA (launched in May 2003)		596,224
	Burlington, VT (launched in June 2003)		697,496

	Total—after 2003 market launches		52,985,566

(1)
We may, from time to time, reconfigure our markets to take advantage of build-out and management synergies and marketing opportunities. While the actual territories and population estimates will not change, the way we group our markets may increase or decrease the total number of markets.

        We have calculated total Pops for a given market by utilizing Census 2000 data published by the U.S. Census Bureau, which lists population estimates by county. Future launch schedules for our markets are subject to the various factors discussed under "Risk Factors."

        In addition to medium-sized and tertiary markets, our markets include selected corridors along interstate and state highways. While these corridors do not have large business or residential populations, we believe that significant revenues will be earned from travelers on the highways located in these markets. Accordingly, the population of a given area may not fully indicate the amount of the revenues that may be generated in such area.

Business Developments

Customer Products and Solutions.

        Products.    In July 2002, we introduced the i95cl® handset, designed and manufactured by Motorola. The i95cl is one of the smallest flip-style handsets with speakerphone and color display in the United States. The i95cl features an external screen that allows customers to view caller ID and status information, a smart key for closed-flip operation, and an internal display screen with a distinctive blue backlight that supports three font sizes so users can zoom in or enlarge information on the screen. In addition, we introduced the i58sr and i88s handsets, which are equipped with assisted global position system ("A-GPS") capability. These phones provide longitude and latitude information via line-of-site communication with global position system ("GPS") satellites. We anticipate that this location information will be used for a suite of future location-enabled applications and services. Examples include an application to provide direction, speed and distance traveled as well as a web-based fleet management tool to provide the location information of a user's phone with mapping software in order to enhance delivery routing and/or dispatch efficiency. All of these new handsets contain embedded Java software, built-in voice-activated dialing for hands-free operation and recording capability for calls and memos. The handsets also include an advanced phonebook that manages up to 250 contacts and date book tools to manage calendars and alert users of business and personal meetings. Other recently introduced handsets include the i30sx, i35s and i60c, which replaced prior handset models and feature phones of a smaller size and less weight, longer talk time, enhanced screen graphics and additional features.

        In 2002, we also introduced the iM1100 Wireless Modem, a Type II PC card that provides wireless data connectivity for Windows-based laptops, anywhere on the Nextel Digital Mobile Network.

        In October 2003, we and Nextel began selling two new wireless phones manufactured by Motorola, the i730 and the i205. We believe the i730 is one of the most advanced walkie-talkie phones with color display that is currently available. The i730 contains an enhanced color display screen with superior graphics, speakerphone, voice recorder, voice-activated dialing, JAVASM programs and games, the ability to store up to 600 contacts, and GPS capabilities. The i730 also contains an intuitive icon-based user interface with seven navigation shortcuts that can be personalized along with the main menu order. The i205 is our value oriented phone offered to entry level business customers as well as consumers. The i205 is an affordable walkie-talkie phone with a monochrome screen, speakerphone, GPS capabilities, ability to store up to 600 contacts and changeable faceplates that provide for different color options.

        Services.    During 2002, we also introduced several new data applications, including two-way messaging interoperability, which provides our customers with the ability to exchange text messages with customers of other wireless carriers, and instant messaging, which gives Nextel subscribers the ability to send and receive messages to any America Online Instant Messenger user, regardless of whether the message is sent to their desktop PC, wireless phone or other mobile device.

        In addition, in November 2002, we launched Nextel Roadside Assistance, an additional fee service that provides roadside emergency services for subscribers. We believe that this is an ideal value-added service for our customers, many of whom are based in the field and may not be covered for vehicle breakdowns and mishaps. A "heavy duty" option is available which provides roadside assistance services for commercial vehicles.

        Distribution Channels.    Our traditional methods of distribution have been through our direct and indirect sales force. While we will continue to support these approaches, in 2002 we opened three new retail stores in Hawaii and one in Louisville, KY as part of a pilot program to expand our distribution channels to include retail locations. We expect to continue to expand this distribution channel in 2003 and anticipate opening approximately 40 retail stores in 35 of our markets by the end of 2003, of which 23 had been opened as of June 30, 2003. Our initial analysis of these stores leads us to believe that they attract high quality customers with a lower acquisition cost than our traditional distribution channels. In addition, we implemented a telesales distribution channel in 2002 as well as web-based distribution, both of which we believe will allow us to acquire new customers at a relatively low cost of acquisition.

        Enhancement of Direct Connect.    In July 2003, we and Nextel announced the completion of the rollout of Nationwide Direct Connect. This service provides full coast-to-coast availability of the Push to Talk™ feature to all of our customers and all of Nextel's customers across the continental United States and Hawaii.

        Debt Reduction Activity.    During the fourth quarter of 2002 and the first quarter of 2003 we opportunistically engaged in a series of transactions in which we issued and exchanged our Class A common stock for certain of our high yield notes. We retired a total of $45.0 million (principal amount at maturity) in principal amount of our outstanding notes in exchange for the issuance of approximately 5.1 million shares of Class A common stock. In addition, from May 13, 2003 through June 4, 2003, we purchased approximately $86.1 million (principal amount at maturity) of our 14% senior discount notes for cash in open-market purchases, and from August 5, 2003 through August 19, 2003, we repurchased approximately $22.6 million and $11.1 million (principal amounts at maturity) of our 11% senior notes and 12 1/2% senior discount notes, respectively, for cash in open-market purchases. In the future, we may opportunistically engage in additional debt-for-equity exchanges or open-market purchases if the financial terms are sufficiently attractive.

        Convertible Debt Financing.    On May 13, 2003, we closed a private placement of $150.0 million of 1 1/2% convertible senior notes. On June 11, 2003, we closed a private placement of an additional $25.0 million of these notes (increasing total gross proceeds to $175.0 million) pursuant to the exercise of an overallotment option held by the initial purchasers of these notes. At the option of the holders, the notes are convertible at an initial conversion rate of 131.9087 shares of our Class A common stock per $1,000 principal amount of notes, which represents a conversion price of $7.58 per share of Class A common stock. On August 6, 2003, we closed an additional private placement of $125.0 million of 1 1/2% convertible senior notes. At the option of the holders, the notes are convertible at an initial conversion rate of 78.3085 shares of our Class A common stock per $1,000 principal amount of notes, which represents a conversion price of $12.77 per share of Class A common stock. The offerings of these notes were made to qualified institutional buyers as defined in Rule 144A of the Securities Act.

        Tender Offer for 14% Notes.    On June 11, 2003, we commenced a tender offer and consent solicitation relating to all of our outstanding 14% senior discount notes. The tender offer expired on July 10, 2003 and we received the consents necessary to amend the indenture governing the 14% senior discount notes to eliminate substantially all restrictive covenants and certain event of default provisions. From June 11, 2003 through July 11, 2003, we repurchased approximately $392.3 million (principal amount at maturity) of our 14% senior discount notes for cash.

        High Yield Debt Financing.    On June 23, 2003, we closed a private placement of $450.0 million 8 1/8% senior notes. The offering of the notes was made to qualified institutional buyers as defined in Rule 144A of the Securities Act. The proceeds from the offering were used primarily to fund the purchase of our 14% senior discount notes.

        Proposed Series B Preferred Stock Redemption.    In October 2003, we delivered a notice to Nextel WIP stating our intent to redeem all of the 13,110,000 shares of our outstanding Series B preferred stock currently held by Nextel WIP, the redemption value of which as of September 30, 2003 was approximately $38.3 million. We intend to consummate the redemption in the fourth quarter of 2003. Following such redemption, we will no longer have any shares of preferred stock outstanding.

The Nextel WIP Operating Agreements

        Our operating agreements with Nextel WIP define the relationship, rights and obligations between Nextel WIP and us. The agreements began January 29, 1999 and have an initial term of ten years, which may be extended for up to two and a half years. At the end of the initial term, we have the right at our option to extend the agreements for up to four ten-year renewals.

        Under these agreements, Nextel WIP is obligated to share with us Nextel's experience in operating iDEN networks by, among other things, granting us access to meetings and coordinating with us on network build out and enhancements. In addition, Nextel WIP is obligated to provide specified services to us upon request. The most significant services Nextel WIP provides us are:

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  use of some of Nextel's switching facilities in exchange for a per-minute fee based on Nextel's national average cost for such service, including financing and depreciation costs;

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  monitoring of switches owned by us on a 24-hour per day basis by Nextel's network monitoring center in exchange for a fee based on pro-rata costs;

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  use of Nextel's back-office systems in order to support customer activation, billing and customer care for national accounts in exchange for fees based on Nextel's national average cost for such services;

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  use of the Nextel brand name and certain trademarks and service marks, and the marketing and advertising materials developed by Nextel, in exchange for a marketing services fee described below;

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  access to technology enhancements and improvements; and

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  assisting us in contracting with Nextel's suppliers on substantially the same terms as Nextel wherever possible.

        To further support us in our efforts, Nextel WIP has also agreed that:

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  our marketing service fee, which did not start accruing until after we achieved two consecutive quarters of positive Adjusted EBITDA, which occurred in January 2003, will be 0.5% of gross monthly service revenues beginning January 1, 2003 until December 31, 2004 and 1.0% of gross monthly service revenues thereafter; and

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  when a Nextel subscriber roams on our system we receive a certain percentage of the service revenues generated by the roaming subscriber. That percentage was 90% of the service revenues in 2000, 85% in 2001 and 80% in 2002 and thereafter, subject to upward or downward adjustment based on the relative customer satisfaction levels of Nextel and us as measured by a customer satisfaction survey administered on a regular basis by a third-party vendor engaged by Nextel and us.

        In addition, the operating agreements require that we adhere to certain key operating requirements, including the following:

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  we generally are required to offer the full complement of products and services offered by Nextel in comparable service areas;

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  we must abide by Nextel's standard pricing structure—principally home-rate roaming, but we need not charge the same prices as Nextel;

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  we must meet minimum network performance and customer care thresholds; and

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  we must adhere to standards in other operating areas, such as frequency design, site acquisition, construction, cell site maintenance and marketing and advertising.

        Currently, our agreements with Nextel WIP also allow us access to Nextel's switches and switching facilities. Nextel WIP has agreed to cooperate with us to establish a switch facility for our network and to deploy switches in our territory in a manner which best meets the following criteria:

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  integration of our cell sites into Nextel's national switching infrastructure;

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  shared coverage of Direct Connect service to communities of interest;

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  minimized costs to us and to Nextel; and

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  maximized quality of service to our customers and to Nextel customers.

        These criteria provide for a flexible construction schedule of switches to serve our territory, depending on the existing switches in Nextel's territory and the amount of customer traffic handled by any one switch. We have the option of installing our own switching facilities within our territory. However, our deployment of any switching facility requires coordination with Nextel WIP and may require Nextel WIP's approval. Our agreements with Nextel WIP require us to implement and install appropriate switch elements as the number of our subscribers and cell site levels increases. For example, we will need to install a mobile switching office for every 120,000 subscriber units or a base site controller for every 50 operational cell sites. We believe that we have sufficient funds for these installations under our current business plans. As of June 30, 2003, we had five switches in operation.

Overview of the U.S. Wireless Communications Industry

        Mobile wireless communications systems use a variety of radio frequencies to transmit voice and data, and include cellular telephone services, ESMR, PCS and paging. ESMR stands for enhanced specialized mobile radio and is the regulatory term applied to the services, including those provided by the Nextel Digital Mobile Network, that combine wireless telephone service with a dispatch feature and paging. PCS stands for personal communications service and refers to digital wireless telephone service.

        Since the first commercial cellular systems became operational in 1983, mobile wireless telecommunications services have grown dramatically as these services have become widely available and increasingly affordable. This growth has been driven by technological advances, changes in consumer preferences and increased availability of spectrum to new operators.

        The provision of cellular telephone service began with providers utilizing the 800 MHz band of radio frequency in 1982 when the FCC began issuing two licenses per market throughout the United States. In 1993, the FCC allocated a portion of the radio spectrum, 1850-1990 MHz, for a new wireless communications service commonly known as PCS. The FCC's stated objectives in auctioning bandwidth for PCS were to foster competition among existing cellular carriers, increase availability of wireless services to a broader segment of the public, and bring innovative technology to the U.S. wireless industry. Since 1995, the FCC has conducted auctions in which industry participants have been awarded PCS licenses for designated areas throughout the United States.

        The demand for wireless telecommunications has grown rapidly, driven by the increased availability of services, technological advancements, regulatory changes, increased competition and lower prices. According to the Cellular Telecommunications & Internet Association, the number of wireless subscribers in the United States, including cellular, PCS and ESMR, has grown from approximately 200,000 as of June 30, 1985 to 140.8 million by December 31, 2002, which reflected a penetration rate of approximately 48.8% at that time.

        In the U.S. wireless communications industry, there are three mobile wireless telephone services: cellular, ESMR and PCS. Cellular and ESMR services utilize radio spectrum in the 800 MHz band while PCS operates at higher frequencies of 1850 to 1990 MHz. Use of the 800 MHz band gives cellular and ESMR superior ability to penetrate buildings and other physical obstacles and spread or "propagate" through air, thereby reducing infrastructure costs since fewer base radios are needed to cover a given area.

        All cellular service transmissions were originally analog-based, although most cellular providers have now overlaid digital systems alongside their analog systems in large markets. Analog cellular technology has the advantage of using a consistent standard nationwide, permitting nationwide roaming using a single-mode, single-band telephone. On the other hand, analog technology has several disadvantages, including less efficient use of spectrum, which reduces effective call capacity; inconsistent service quality; decreased privacy, security and reliability as compared to digital technologies; and the inability to offer services such as voice mail, call waiting or caller identification.

        All PCS services, like ESMR, are all-digital systems that convert voice or data signals into a stream of binary digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with improvements in digital signaling, allows digital-based wireless technologies to offer new and enhanced services, and improved voice quality and system flexibility, as compared with analog technologies. Call forwarding, call waiting and greater call privacy are among the enhanced services that digital systems provide. In addition, due to the reduced power consumption of digital telephones, users benefit from an extended battery life.

        The FCC has also assigned non-contiguous portions of the 800 MHz band to SMR, which was initially dedicated to analog two-way radio dispatch services. This service only became viable in the mobile wireless telephone market with the introduction in 1993 of ESMR, which applies digital technology to make use of the 800 MHz spectrum band and its superior propagation characteristics to deliver the advantages of a digital wireless mobile telephone system while retaining and significantly enhancing the value of SMR's traditional dispatch feature.

        Unlike analog cellular, which has been implemented in a uniform manner across the United States, several mutually incompatible digital technologies are currently in use in the United States. Roaming into different areas often requires multi-mode (analog/digital) and/or multi-band (PCS/cellular) telephones that function at both cellular and PCS frequencies and/or are equipped for more than one type of modulation technology. Time-division technologies, which include global system for mobile communications (or GSM), time division multiple access (or TDMA) and iDEN, break up each transmission channel into time slots that increase effective capacity. Code division multiple access (or CDMA) technology is a spread-spectrum technology that transmits portions of many messages over a broad portion of the available spectrum rather than a single channel. iDEN phones presently operate only in the iDEN mode within SMR frequencies, and therefore cannot roam onto other digital or analog wireless networks.

The Nextel Digital Mobile Network

        Nextel deployed a second generation of Motorola's iDEN technology beginning in the third quarter of 1996. The Nextel Digital Mobile Network combines the iDEN technology developed and designed by Motorola with a low-power, multi-site deployment of base radios similar to that used by cellular service that permits us to reuse the same frequency in different cells, increasing our system's effective capacity. We and Nextel currently use iDEN technology throughout our respective portions of the Nextel Digital Mobile Network. iDEN technology is a proprietary format for delivering signals over scattered, non-contiguous SMR frequencies.

        The iDEN technology shares the same basic platform as the wireless standards underlying GSM and TDMA. iDEN shares many common components with the GSM technology that has been established as the digital cellular communications standard in Europe and is a variant of the GSM technology that is being deployed by certain cellular and PCS operators in the United States. iDEN differs in a number of significant respects from the GSM or TDMA technology versions being assessed or deployed by many cellular and PCS providers in the United States. The iDEN technology, when utilized for the two-way radio dispatch function, can be significantly more efficient than GSM or TDMA technology formats.

        The design of the Nextel Digital Mobile Network is premised on dividing a service area into multiple sites. Each site will contain the base radio connected by landline facilities or a microwave to a computer-controlled switching center. Each cell site provides service on our licensed frequencies to a particular geographic area permitting the customer's telephone to communicate with our network. By designing our system with multiple cell sites, we are able to reuse the frequency channels many times throughout the same license area by placing our transmitters at low elevation sites and restricting the power of each transmitter to a directed geographic area, which may be less than one mile and up to 30 miles. This process avoids interference, while permitting significantly more customers to use the frequencies allotted to us. This system, combining digital compression technology with the reuse of spectrum throughout our license area, allows us to support more customer calls than would otherwise be the case with analog technologies.

        In the case of mobile telephone calls, the switching center controls the automatic transfer of calls from site to site as a customer travels, coordinates calls to and from a customer's telephone and connects calls to the public switched telecommunications network. In the case of two-way dispatch calls, the switching center connects the customer initiating the call directly to the other customer in the case of a private call, and directly to a number of other customers in the case of a group call. Direct Connect dispatch capability allows any member of a mobile team to immediately communicate with one or up to 100 other customers with the push of a button within a Direct Connect calling area. This "push-to-talk" feature works like a two-way radio, but in contrast to analog dispatch SMR radios, iDEN technology allows only the person or persons being called to hear the conversation

        Direct Connect, together with other enhancements, including call alert, speakerphone capability and two-way messaging, differentiates our digital service from those of most cellular and PCS providers, and we believe it has been responsible for our strong appeal to business users in mobile occupations, including transportation, delivery, real property and facilities management, construction and building, landscaping, and other service sectors. In addition to its advantages to customers, Direct Connect uses only half the bandwidth that an interconnected call over an iDEN network would use, and this efficient use of spectrum gives the iDEN service provider the opportunity to offer attractive pricing for Direct Connect.

        Like Nextel, we have adapted iDEN-based packet data network to enable wireless Internet connectivity and new digital two-way mobile data services, marketed as Nextel Online Services. We completed the roll out of these services in all of our operating markets by the end of 2001. Our customers may elect to access a broad array of content directly from their Internet-ready handsets, such as email, news, weather, travel, sports and leisure information and shopping. In 2003 we expect to make available in our markets certain Nextel Industry Solutions that are currently available in Nextel's markets and include industry-specific applications such as fleet management applications, timesheet programs and customer service assistance applications, all designed to keep customers' businesses functioning smoothly through their mobile workforce.

        Combined with Nextel, we have helped build the largest guaranteed all-digital wireless network in the country covering thousands of communities across the United States. We, together with Nextel, currently serve 293 of the top 300 U.S. markets and the major transportation corridors between these markets. Through recent market launches, we and Nextel make service available today in areas of the United States where about 240 million people live or work.

Competition

        In each of the markets where our portion of the Nextel Digital Mobile Network operates, we compete with at least two established cellular licensees and as many as six PCS licensees, including AT&T Wireless, Sprint PCS, Verizon Wireless, T-Mobile and Cingular Wireless. Our ability to compete effectively with other wireless communications service providers depends on a number of factors, including:

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  the continued satisfactory performance of iDEN technology;

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  the establishment and maintenance of roaming service among our market areas and those of Nextel; and

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  the development of cost-effective direct and indirect channels of distribution for our portion of the Nextel Digital Mobile Network and our products and services.

        A substantial number of the entities that have been awarded PCS licenses are current cellular communications service providers and joint ventures of current and potential wireless communications service providers, many of which have financial resources, customer bases and name recognition greater than ours. PCS operators compete with us in providing some or all of the services available through our network. Additionally, we expect that existing cellular service providers, some of which have been operational for a number of years and have significantly greater financial and technical resources, customer bases and name recognition than us, will continue to upgrade their systems to provide digital wireless communications services competitive with those available on our network. Moreover, cellular and wireline companies are authorized to participate in dispatch and SMR services. We also expect our business to face competition from other technologies and services developed and introduced in the future.

        We believe that the mobile telephone service currently being provided on the Nextel Digital Mobile Network utilizing the iDEN technology is similar in function to and achieves performance levels competitive with those being offered by other current wireless communications service providers in our market areas. There are, however, and will in certain cases continue to be, differences between the services provided by us and by cellular and/or PCS system operators and the performance of our respective systems. The all-digital networks that we and Nextel operate provide customers with digital quality and advanced features wherever they roam on the Nextel Digital Mobile Network, in contrast to hybrid analog/digital networks of cellular competitors, which do not support these features in the analog-only portion of their networks. Nevertheless, our ability to provide roaming services will be more limited than that of carriers whose subscribers use wireless telephones that can operate on both analog and digital cellular networks and who have roaming agreements covering larger parts of the country. As the Nextel Digital Mobile Network has continued to expand to cover a greater geographic area, this disadvantage has been reduced, but we anticipate that the Nextel Digital Mobile Network may never cover the same geographic areas as other mobile telephone services. In addition, other two-way radio dispatch services offered by personal communication services providers or cellular operators, including Verizon Wireless' Push to Talk service, could impair our competitive advantage of being uniquely able to combine that service with our mobile telephone service. However, Direct Connect has been available for ten years and is a proven technology.

        Wireless telephones used on the Nextel Digital Mobile Network are not compatible with those employed on cellular or PCS systems, and vice versa. This lack of interoperability may impede our ability to attract cellular or PCS customers or those new mobile telephone customers that desire the ability to access different service providers in the same market.

        In addition, digital telephones are likely to remain significantly more expensive than analog telephones, and are likely to remain somewhat more expensive than digital cellular or PCS telephones that do not incorporate a comparable multi-function capability. We therefore expect to continue to charge higher prices for our telephones than the prices charged by operators for analog cellular telephones and possibly than the prices charged by operators for digital cellular telephones. However, we believe that our multi-function telephones currently are competitively priced compared to multi-function—mobile telephone service and short text messaging—digital, cellular and PCS telephones.

        During the transition to digital technology, certain participants in the U.S. cellular industry offer telephones with dual mode—analog and digital—compatibility. Additionally, certain analog cellular system operators either that directly or through their affiliates also are constructing and operating digital PCS systems have made available to their customers dual mode/dual band—800 MHz cellular/1900 MHz PCS—telephones, to combine the enhanced feature set available on digital PCS systems within their digital service coverage areas with the broader wireless coverage area available on the analog cellular network. We do not have comparable hybrid telephones available to our customers. We can give no assurances that potential customers will be willing to accept system coverage limitations as a trade-off for the enhanced multi-function wireless communications package we plan to provide on our portion of the Nextel Digital Mobile Network.

        Over the past several years, as the number of wireless communications providers in our market areas have increased, the prices of such providers' wireless service offerings to customers in those markets have generally been decreasing. We may encounter market pressures to reduce our service offering prices or to restructure our service offering packages to respond to particular short-term, market-specific situations, such as special introductory pricing or packages that may be offered by new providers launching their service in a market, or to remain competitive in the event that wireless service providers generally continue to reduce the prices charged to their customers, particularly as PCS operators enter the smaller markets that we serve.

        In addition, the FCC has mandated that wireless carriers provide for local number portability by November 24, 2003 in the top 100 metropolitan statistical areas. This would allow subscribers to keep their wireless phone number when switching to a different service provider. We anticipate number portability could increase churn, which is likely to increase our costs. We may be required to subsidize product upgrades and/or reduce pricing to match competitors' initiatives and retain customers, which could adversely impact our revenue and profitability. It is unclear whether the wireless industry is fully prepared to implement number portability. If consumer dissatisfaction results, it could adversely impact industry growth.

        Because many of the cellular operators and certain of the PCS operators in our markets have substantially greater financial resources than us, they may be able to offer prospective customers equipment subsidies or discounts that are substantially greater than those, if any, that could be offered by us and may be able to offer services to customers at prices that are below prices that we are able to offer for comparable services. Thus, our ability to compete based on the price of our digital telephones and service offerings will be limited. We cannot predict the competitive effect that any of these factors, or any combination thereof, will have on us.

        Cellular operators and PCS operators and entities that have been awarded PCS licenses generally control more spectrum than is allocated for SMR service in each of the relevant market areas. Specifically, each cellular operator is licensed to operate 25 MHz of spectrum and certain PCS licensees have been licensed for between 10 MHz and 30 MHz of spectrum in the markets in which they are licensed, while only approximately 20 MHz is available to all competing SMR systems, including Nextel's and our systems, in those markets. The control of more spectrum gives cellular operators and many PCS licensees the potential for more system capacity and, therefore, the ability to serve more subscribers than SMR operators, including Nextel and us. We believe that we generally have adequate spectrum to provide the capacity needed on our portion of the Nextel Digital Mobile Network currently and for the reasonably foreseeable future although we may need to acquire additional spectrum in some markets to insure that the quality of our network keeps pace with anticipated growth in our customer base.

        Since it has received auction authority, the FCC has held more than 40 spectrum auctions. Generally, the auctions do not involve spectrum used to compete with our services. However, the FCC has authorized a consortium of communications companies to provide nationwide mobile satellite services, which may compete with traditional mobile wireless services. Additionally, the FCC has reallocated frequencies in the 700 MHz band of the former analog television channels 52-69 to commercial services. The FCC auctioned some of this spectrum during 2002, and completed an additional auction of some of this spectrum during June 2003. It is possible that this spectrum, once licensed, will be used to offer services that are competitive with our service. In addition, the FCC will continue to auction spectrum in the future, and we cannot predict how these frequencies will be used, the technologies that will develop or what impact, if any, they will have on our ability to compete for wireless communications services customers.

        In January 2001, the FCC completed the re-auction of over 150 PCS licenses. The vast majority of these licenses were purchased by carriers who offer services in competition to us. A decision on January 27, 2003 by the United States Supreme Court involving the bankruptcy proceeding of NextWave Personal Communications, Inc. recently invalidated the FCC's re-auction of these licenses, determining that in canceling NextWave's licenses for failure to pay installment payments due, the FCC violated a provision of the bankruptcy code that prohibits governmental entities from revoking debtors' licenses solely for failure to pay debts dischargeable in bankruptcy. The result of the Supreme Court's decision is that the formerly canceled and re-auctioned PCS licenses purchased by NextWave at auction are to be returned to

NextWave. NextWave may either pay the balance due on the license and construct its own system, surrender the licenses, or lease or sell them to other carriers. It is widely anticipated that NextWave will sell or lease the licenses to other carriers rather than build its own system or surrender the licenses to the government. The FCC or Congress may also allocate additional spectrum at any time and create rules that would make services provided on that spectrum competitive with our ESMR service.

        On November 22, 2002, the FCC released a Notice of Proposed Rulemaking regarding service rules for Advanced Wireless Services ("third-generation," or "3G" services) to be offered in the near future by wireless carriers. This proposal seeks to foster flexibility in spectrum usage to promote efficiency in spectrum markets intended to bring about high value usage of limited spectrum resources. In addition, the FCC has initiated an inquiry into secondary spectrum markets. It is impossible to predict the outcome or timeframe for FCC action on these matters. However, the outcome of these proceedings will likely affect the ability of all carriers, including us, to obtain additional spectrum to be used in offering both traditional and advanced wireless services.

        Proposed Public Safety Spectrum Realignment.    Our iDEN technology allows us to use scattered, non-contiguous spectrum frequencies in the 800 MHz band. Under the licensing scheme for specialized spectrum developed by the FCC during the 1970s, we occupy spectrum that is intermixed and adjacent to that used by other SMR licenses for commercial, business and industrial/land transportation, and for public safety users in the 800 MHz band. Different types of SMR licensees successfully coexisted for many years, but changes over the past few years to the network architecture necessary to support commercial digital technology have created isolated, intermittent situations where commercial and non-commercial licensees experience system interference. In particular, older analog networks used by public safety entities are experiencing system problems that have been traced to the digital operations of nearby commercial SMR and cellular licensees, even though all licensees are operating within the authorized parameters of their licenses and in compliance with FCC rules. Because the public safety interference issue is directly linked to the current SMR license allocations for public safety and commercial users, the FCC has instituted a rulemaking proceeding, in response to a proposal filed by Nextel on November 21, 2001, that considers elimination of interference and more efficient use of spectrum by all parties through the realignment of spectrum licenses and spectrum allocations in the 800 MHz bands. In this proceeding the FCC is considering proposals to separate the channel blocks used by cellular and commercial SMR licensees from the channel blocks used by public safety licensees so that the realigned licenses, in conjunction with proposed technical requirements, would no longer interfere with each other.

        We cannot be certain what, if any, long-term solutions to the public safety interference problem will be adopted by the FCC. Absent FCC action we may be unable to solve future public safety interference problems without reducing the efficiency of our network or restricting service to our customers. In addition, while the public safety community is aware of the potential network problems their personnel may experience, we cannot be certain that we or the wireless industry in general may not be subject to litigation should a situation arise in which damage or harm occurs as a result of commercial interference with a public safety communications network.

Legal Proceedings

        On December 5, 2001, a purported class action lawsuit was filed in the United States District Court for the Southern District of New York against us, two of our executive officers and four of the underwriters involved in our initial public offering. The lawsuit is captioned Keifer v. Nextel Partners, Inc., et al, No. 01 CV 10945. It was filed on behalf of all persons who acquired our common stock between February 22, 2000 and December 6, 2000 and initially named as defendants us, John Chapple, our President, Chief Executive Officer and Chairman of the Board, John D. Thompson, our former Chief Financial Officer and Treasurer and current Vice President, Strategic Initiatives, and the following underwriters of our initial public offering: Goldman Sachs & Co., Credit Suisse First Boston Corporation (predecessor of Credit Suisse First Boston LLC), Morgan Stanley & Co. Incorporated and Merrill Lynch Pierce Fenner & Smith Incorporated. Mr. Chapple and Mr. Thompson have been dismissed from the lawsuit without prejudice. The complaint alleges that the defendants violated the Securities Act of 1933 and the Securities Exchange Act

of 1934 by issuing a registration statement and prospectus that were false and misleading in that they failed to disclose that: (i) the defendant underwriters allegedly had solicited and received excessive and undisclosed commissions from certain investors who purchased our common stock issued in connection with our initial public offering; and (ii) the defendant underwriters allegedly allocated shares of our common stock issued in connection with our initial public offering to investors who allegedly agreed to purchase additional shares of our common stock at pre-arranged prices. The complaint seeks rescissionary and/or compensatory damages. We dispute the allegations of the complaint that suggest any wrongdoing on our part or by our officers. However, the plaintiffs and the issuing company defendants, including us, have reached a settlement of the issues in the lawsuit. The settlement, which is not material to us, is subject to final court approval.

        On June 8, 2001 a purported class action lawsuit was filed in the State Court of Fulton County, State of Georgia by Reidy Gimpelson against us and several other wireless carriers and manufacturers of wireless telephones. The complaint alleges that the defendants, among other things, manufactured and distributed wireless telephones that cause adverse health effects. The plaintiffs seek compensatory damages, reimbursement for certain costs including reasonable legal fees, punitive damages and injunctive relief. The defendants timely removed the case to Federal court and requested that all similar actions pending in the Federal courts be consolidated in a multi-district proceeding. The judicial panel on multi-district litigation granted the defendants' request, and all related proceedings were consolidated in the United States District Court for the District of Maryland. On March 5, 2003, the MDL court granted the defendants' consolidated motion to dismiss plaintiffs' claims on preemption grounds. The plaintiffs have appealed the MDL court order. We dispute the allegations of the complaint, will vigorously defend against the action, and intend to seek indemnification from the manufacturers of the wireless telephones if necessary.

        On April 1, 2003, a purported class action lawsuit was filed in the 93rd District Court of Hidalgo County, Texas against us, Nextel and Nextel West Corp. The lawsuit is captioned Rolando Prado v. Nextel Communications, et al, Civil Action No. C-695-03-B. On May 2, 2003, a purported class action lawsuit was filed in the Circuit Court of Shelby County for the Thirtieth Judicial District at Memphis, Tennessee against us, Nextel and Nextel West Corp. The lawsuit is captioned Steve Strange v. Nextel Communications, et al, Civil Action No. 01-002520-03. On May 3, 2003, a purported class action lawsuit was filed in the Circuit Court of the Second Judicial Circuit in and for Leon County, Florida against Nextel Partners Operating Corp. d/b/a Nextel Partners and Nextel South Corp. d/b/a Nextel Communications. The lawsuit is captioned Christopher Freeman and Susan and Joseph Martelli v. Nextel South Corp., et al, Civil Action No. 03-CA1065. On July 9, 2003, a purported class action lawsuit was filed in Los Angeles Superior Court, California against us, Nextel, Nextel West, Inc., Nextel of California, Inc. and Nextel Operations, Inc. The lawsuit is captioned Nick's Auto Sales, Inc. v. Nextel West, Inc., et al, Civil Action No. BC298695. On August 7, 2003, a purported class action lawsuit was filed in the Circuit Court of Jefferson County, Alabama against us and Nextel. The lawsuit is captioned Andrea Lewis and Trish Zruna v. Nextel Communications, Inc., et al, Civil Action No. CV-03-907. All of these complaints allege that we, in conjunction with the other defendants, misrepresented certain cost-recovery line-item fees as government taxes. Plaintiffs seek to enjoin such practices and seek a refund of monies paid by the class based on the alleged misrepresentations. Plaintiffs also seek attorneys' fees, costs and, in some cases, punitive damages. We believe the allegations are groundless. On October 9, 2003, Judge Gaitan in the United States District Court for the Western District of Missouri entered an order granting preliminary approval of a nationwide class action settlement that encompasses most of the claims involved in these cases. The court has authorized the settling parties to issue notice of the nationwide settlement, and a hearing for final approval of the settlement is set for January 29, 2004 in the Western District of Missouri. In conjunction with the settlement, we recorded an estimated liability during the third quarter of 2003 which did not materially impact our financial results.

        We are subject to other claims and legal actions that may arise in the ordinary course of business. We do not believe that any of these other pending claims or legal actions will have a material effect on our business or results of operations.

REGULATION

Federal Regulation

        SMR Regulation.    We are an SMR operator regulated by the FCC. The FCC also regulates the licensing, construction, operation and acquisition of all other wireless telecommunications systems in the United States, including cellular and PCS operators. We are generally subject to the same FCC rules and regulations as cellular and PCS operators, but our status as an SMR operator creates some important regulatory differences.

        Within the limitations of available spectrum and technology, SMR operators are authorized to provide mobile communications services to business and individual users, including mobile telephone, two-way radio dispatch, paging and mobile data services. SMR regulations have undergone significant changes during the last several years and continue to evolve as new FCC rules and regulations are adopted.

        The first SMR systems became operational in 1974, but these early systems were not permitted or designed to provide interconnected telephone service competitive with that provided by cellular operators. SMR operators originally emphasized two-way dispatch service, which involves shorter duration communications than mobile telephone service and places less demand on system capacity. SMR system capacity and quality was originally limited by:

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  the smaller portion of the radio spectrum allocated to SMR;

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  the assignment of SMR frequencies on a non-contiguous basis;

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  regulations and procedures that initially served to spread ownership of SMR licenses among a large number of operators in each market, further limiting the amount of SMR spectrum available to any particular operator; and

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  older SMR technology, which employed analog transmission and a single site, high-power transmitter configuration, precluding the use of any given SMR frequency by more than one caller at a time within a given licensed service area.

        The original analog SMR market was oriented largely to customers such as contractors, service companies and delivery services that have significant field operations and need to provide their personnel with the ability to communicate directly with one another, either on a one-to-one or one-to-many basis, within a limited geographic area. SMR licenses granted prior to 1997 have several unfavorable characteristics, as compared with cellular or PCS licenses. Because these SMR licenses were on a site-by-site basis, numerous SMR licenses were required to cover the metropolitan area typically covered by a single cellular or PCS license.

        SMR licenses granted in 1997 and later were granted to cover a large area (known as an economic area, or EA) rather than a particular antenna at a particular site. EA licenses therefore are more like cellular or PCS licenses in this regard, and eliminate one of the former regulatory disadvantages of SMR licenses. The FCC has held three SMR auctions for EA licenses, which include the frequencies on which we and Nextel operate in the 800 MHz band. In these auctions, Nextel, or a bidding consortium made up of Nextel and us, was the largest successful bidder, and as a result, we or a Nextel subsidiary hold EA licenses for most, but not all, of the territories that we intend to serve.

        The first EA licenses granted the licensee exclusive use of the frequencies in the EA territory. Three such licenses were issued in each EA, one for 20 channels, one for 60 channels, and one for 120 channels. To the extent that another SMR site-by-site licensee may be operating in the same frequencies in the EA pursuant to another license, the EA licensee has priority, but must provide the incumbent site-by-site licensee with alternative spectrum and must compensate the incumbent for the cost of changing to the other frequency. To date, nearly all of the existing incumbents in 800 MHz spectrum have been moved through voluntary agreements. We, or a Nextel subsidiary, hold all of the EA licenses from the first auction that includes our frequencies, except for a small number of the 20-channel licenses in various locations where we, or a Nextel subsidiary, hold much of the same spectrum through site-by-site licenses. Most of our EA licenses are free of incumbent carriers other than Nextel. Nextel WIP has transferred to us those site-by-site licenses located in our EA territories operating at the same frequencies.

        In the second and third EA auction, we acquired almost all of the EA licenses that include frequencies that we operate on a site-by-site basis. As a result, we will be able to provide service throughout the EA territory on those frequencies. Unlike the previous EA auction, however, the EA licensee does not have exclusive use of the frequencies in the EA territory. Therefore, in those limited areas where another entity may have acquired the EA license at auction but where we are an incumbent licensee operating on a site-by-site basis on the same frequency, we have the right to continue to operate under the existing site-by-site authorization.

        EA licenses to operate on these frequencies are issued for ten years, after which we need to apply for renewal from the FCC. We expect to obtain renewal of our EA licenses if we are otherwise in good standing before the FCC. In addition, all of our SMR licenses are subject to FCC build-out requirements. The FCC has modified the build-out deadlines for our pre-1997 site-by-site SMR licenses permitting us to utilize the same build-out schedules as our EA licenses. Our EA licenses must provide coverage to at least one-third of the population of the license area within three years of the initial grant and two-thirds of the population within five years. Failure to comply with the build-out requirements for both site-by-site licenses and EA licenses may result in a cancellation of these licenses by the FCC. We hold and utilize both site-by-site licenses and EA licenses. We have met all of the applicable time and population based build-out requirements and associated filings of licenses to date.

        In May 2003, the FCC, as part of its efforts to establish secondary markets in spectrum, adopted rules that will for the first time allow the leasing of spectrum that is authorized for exclusive commercial operations and that otherwise facilitates spectrum transfers among licensees. Previously, the FCC did not allow spectrum leasing, although the FCC did allow licensees to enter into management agreements providing for third parties to operate spectrum under certain circumstances as long as the licensee retained control over the operations. These new spectrum leasing rules were released by the FCC on October 6, 2003. Implementation of these new rules is expected to facilitate agreements whereby system operators needing additional spectrum will be able to lease or otherwise gain access to that spectrum from parties holding exclusive FCC licenses for that spectrum. It is unclear how or whether these rules will affect competition in the market for mobile communications services.

        Federal Regulation of Wireless Operators.    SMR regulations have undergone significant changes during the last five years and continue to evolve as new FCC rules and regulations are adopted pursuant to the Omnibus Budget Reconciliation Act of 1993 and the Communications Act. Since 1996, SMR operators like us and Nextel have been subject to common carrier obligations similar to those of cellular and PCS operators. This regulatory change recognized the emergence of SMR service as competitive with the wireless service provided by cellular and PCS providers. As a result, SMR providers like us now have many of the same rights (such as the right to interconnect with other carriers) and are subject to many of the same obligations applicable to cellular and PCS operators.

        The FCC and the Communications Act impose a number of mandates with which we must comply, and that may impose certain costs and technical challenges on our operations. For example, we must provide consumers the ability to "manually" roam on our network. The FCC also has adopted requirements for commercial mobile radio service (or CMRS) providers, including covered SMR providers, to implement various enhanced 911 capabilities, including the ability to locate emergency callers and deliver that information to emergency responders. We, along with Nextel, are in the process of implementing such capabilities pursuant to a waiver order adopted by the FCC in October 2001. We are obligated to meet benchmark dates for deployment of handsets capable of providing such location information. We met the initial benchmark dates for October and December of 2002, and must periodically meet additional benchmarks through December 2005, when we are required to ensure that 95% of all subscriber handsets in service nationwide on our system can deliver location information. Meeting these requirements will impose certain costs on us, and is partially dependent on the progress of our equipment vendor in making such handsets available. In some states, we may not be able to recover our costs of implementing such enhanced 911 capabilities.

        The FCC also requires CMRS providers to deploy "number portability" technology that would allow customers to keep their telephone numbers when switching to another carrier. Covered SMR providers, including us, along with all other CMRS services providers, are required to offer this number portability service in the 100 largest metropolitan areas, including the ability to support nationwide roaming, by November 2003. This requirement also includes enabling calls from our network to be delivered to telephone numbers that have been switched from one wireline carrier to another. The FCC is currently considering a petition seeking clarification that wireline providers are required to provide portability of their customers' numbers to CMRS providers, and is also considering various technical implementation issues. The United States Court of Appeals for the District of Columbia Circuit recently upheld the FCC's decision to impose number portability on CMRS providers. We may not be able to recover our costs of implementing number portability, and once implemented, number portability may make it easier for customers to switch among carriers.

        Effective January 1, 2003, the FCC has completely eliminated its wireless spectrum cap regulations which previously limited any entity from holding attributable interests in more than 55 MHz of licensed broadband PCS, cellular or covered SMR spectrum with significant overlap in any geographic area. The FCC has stated that rather than having a set spectrum cap, spectrum aggregation affecting competition will be handled on a case-by-case basis and through auction rules. These rules may affect our ability, as well as our competitors' ability, to obtain additional spectrum.

        Wireless providers, including us, also must satisfy FCC requirements relating to technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent wireless users, permittees and licensees in order to avoid electrical interference between adjacent networks. In addition, the height and power of base radio transmitting facilities of certain wireless providers and the type of signals they emit must fall within specified parameters.

        The FCC is responsible for other rules and policies, which govern the operations over the SMR spectrum necessary for the offering of our services. This includes the terms under which CMRS providers interconnect their networks and the networks of wireline and other wireless providers of interstate communications services. The FCC also has the authority to adjudicate, among other matters, complaints filed under the Communications Act with respect to service providers subject to its jurisdiction. Under its broad oversight authority with respect to market entry and the promotion of a competitive marketplace for wireless providers, the FCC regularly conducts rulemaking and other types of proceedings to determine rules and policies that could affect SMR operations, and the CMRS industry generally. These rules and policies are applicable to our operations and we could face fines or other sanctions if we do not comply.

        The FCC imposes a number of obligations for local exchange carriers to interconnect their network to other carriers' networks that affect wireless service providers. Established local exchange carriers must provide for co-location of equipment necessary for interconnection, as well as any technically feasible method of interconnection requested by a CMRS provider. In addition, all local exchange carriers are obligated to enter into reciprocal, cost-based compensation arrangements with CMRS providers for the transmission of local calls. On May 13, 2002 the United States Supreme Court upheld the FCC's order that required compensation based on the most efficient network configuration, and overturned a decision of the United States Court of Appeals for the Eighth Circuit that had invalidated the FCC's order. In addition, the FCC has initiated a further inquiry into the compensation rates that carriers must pay each other for both the transmission of local and long distance calls. While this proceeding is expected to take several years to complete, the outcome may significantly affect the charges we pay to other carriers and the compensation we receive for these services. Furthermore, if we cannot successfully negotiate an interconnection agreement with an established local exchange carrier, it may require the relevant state public utilities commissions to serve as arbitrators. The FCC also has initiated a proceeding examining the practices of some small incumbent local exchange carriers that have attempted to file call termination tariffs in lieu of negotiating interconnection agreements.

        Certain interstate incumbent local exchange carriers, or ILECs, in rural areas have started to impose on wireless carriers, including us, charges to terminate traffic that we send to them by filing state tariffs. These new rural ILEC tariffs feature high termination rates that are not based on the rural ILECs' cost of terminating the traffic we send. The rural ILECs justify termination tariffs as a legitimate means of recovering their costs for transport and termination of wireless traffic. On September 6, 2002, Nextel, along with other wireless carriers, filed a petition with the FCC to have these tariffs declared unlawful. We support Nextel's position in this proceeding and this proceeding remains pending.

        In addition, the Communications Assistance for Law Enforcement Act of 1994 (or CALEA) requires all telecommunications carriers, including wireless carriers, to ensure that their equipment is capable of permitting the government, pursuant to a court order or other lawful authorization, to intercept any wire and electronic communications carried by the carrier to or from its subscribers. On August 15, 2000, the United States Court of Appeals for the D.C. Circuit reversed and remanded a FCC requirement that certain call identifying information be provided to law enforcement. Moreover, implementation of certain capabilities affecting the transmission of packet-mode data, as required by the FCC, was required to be completed by November 19, 2001. We have timely requested a two-year extension for the packet-mode requirements and are thus in compliance pending consultation with the FBI and receipt of a final FCC order. Compliance with the requirements of CALEA, further FBI requests, and the FCC's rules could impose significant additional direct and/or indirect costs on us and other wireless carriers.

        Wireless networks are also subject to certain FCC and FAA regulations regarding the relocation, lighting and construction of transmitter towers and antennas and are subject to regulation under the National Environmental Policy Act, the National Historic Preservation Act, and various environmental regulations. Compliance with these provisions could impose additional direct and/or indirect costs on us and other licensees. The FCC's rules require antenna structure owners to notify the FAA of structures that may require marking or lighting. In addition to our SMR licenses, we may also utilize other carriers' facilities to connect base radio sites and to link them to their respective main switching offices. These facilities may be separately licensed by the FCC and may be subject to regulation as to technical parameters, service, and transfer or assignment.

        Pursuant to the Communications Act, all telecommunications carriers that provide interstate telecommunications services, including SMR providers such as ourselves, are required to make an "equitable and non-discriminatory contribution" to support the cost of federal universal service programs. These programs are designed to achieve a variety of public interest goals, including affordable telephone service nationwide, as well as subsidizing telecommunications services for schools and libraries. Contributions are calculated on the basis of each carrier's interstate end-user telecommunications revenue. The Communications Act also permits states to adopt universal service regulations not inconsistent with the Communications Act or the FCC's regulations, including to require CMRS providers to contribute to their universal service funds. Additional costs may be incurred by us and ultimately by our subscribers as a result of our compliance with these required contributions. The FCC recently issued an order that changes the methodology for computing Universal Service Fund contributions, which we expect will not have a significant impact on our business or operating results.

        Monies from the federal Universal Service Fund are used in part to provide several types of cost support to common carriers providing qualified services in high cost and rural areas. Carriers entitled to receive support payments are termed Eligible Telecommunications Carriers or "ETCs." In addition to the incumbent local exchange wireline carriers operating in high cost and rural areas, the Communications Act and the FCC's implementing regulations allow in certain circumstances the designation of other competitive carriers, including wireless carriers like us, as ETCs for our qualified coverage areas in a given state jurisdiction. Determinations as to whether to grant ETC status are made in response to detailed petitions and showings on a state-by-state basis, either by a state regulatory commission, or, if the state declines jurisdiction, by the FCC. We are in the process of petitioning for ETC status for our high cost and rural coverage areas in a number of state jurisdictions, and have received ETC status in several states. We have pending petitions for ETC designation before the FCC and state commissions in various other states. The FCC attempts to decide petitions for ETC designation in a six-month time frame, but the FCC's decisions on designating wireless ETCs have decreased in recent months; there is no set time frame for decisions made by state commissions. There can be no assurance that any of the pending petitions will be granted; but to the extent one or more petitions are granted, we will generally be entitled to receive the same universal service support payments received by the incumbent wireline carrier in a given study area or wire center covered by our service. Such universal service support payments can in some areas be significant amounts of money. If such universal service support funds are received, we are required by law to use them for the provision, maintenance and upgrading of facilities and services for which the funds are earmarked under law. The precise terms and conditions applicable to universal service support payments to incumbent and competitive carriers are subject to change, and are being considered in ongoing proceedings before the FCC.

        The Communications Act also requires all telecommunications carriers, including SMR licensees, to ensure that their services are accessible to and useable by persons with disabilities, if readily achievable. Compliance with these provisions, and the regulations promulgated thereunder, could impose additional direct and/or indirect costs on us and other licensees. The FCC, as part of its periodic review obligations, has initiated a proceeding to consider eliminating the statutory exemption of mobile telephones from hearing aid compatibility in its rules promulgated under the Hearing Aid Compatibility Act. If the exemption imposed pursuant to the statute is lifted, additional costs could be imposed on us and other licensed mobile phone service providers.

        In addition, other regulations may be promulgated pursuant to the Communications Act or other acts of Congress, which could significantly raise our cost of providing service. In response, we may be required to modify our business plans or operations in order to comply with any such regulations. Moreover, other federal or state government agencies having jurisdiction over our business may adopt or change regulations or take other action that could adversely affect our financial condition or results of operations.

State Regulation and Local Approvals

        The states in which we operate generally have agencies or commissions charged under state law with regulating telecommunications companies, and local governments generally seek to regulate placement of transmitters and rights of way. While the powers of state and local governments to regulate wireless carriers are limited to some extent by federal law, we will have to devote resources to comply with state and local requirements. For example, state and local governments generally may not regulate our rates or our entry into a market, but are permitted to manage public rights of way, for which they can require fair and reasonable compensation. States may also impose certain surcharges on our customers that could make our service, and the service of other wireless carriers, more expensive.

        Under the Communications Act, state and local authorities maintain authority over the zoning of sites where our antennas are located. These authorities, however, may not legally discriminate against or prohibit our services through their use of zoning authority. Therefore, while we may need approvals for particular sites or may not be able to choose the exact location for our sites we do not foresee significant problems in placing our antennas at sites in our territory.

        In addition, a number of states and localities are considering banning or restricting the use of wireless phones while driving a motor vehicle. In 2001, New York enacted a statewide ban on driving while holding a wireless phone, and similar legislation is pending in other states. A handful of localities also have enacted ordinances banning or restricting the use of handheld wireless phones by drivers. Should this become a nationwide initiative, all wireless carriers could experience a decline in the number of minutes of use by subscribers. On the Federal level, a bill has been introduced in Congress (the Mobile Telephone Driving Safety Act of 2003) that, if passed, would prohibit wireless consumers from using a handheld mobile telephone while driving. Specifically, the bill would withhold a proportion of federal funds appropriated for the states from any state that does not enact legislation that prohibits an individual from using a handheld mobile telephone while operating a motor vehicle except in the case of an emergency or other exceptional circumstance.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information with respect to our executive officers and directors as of September 30, 2003:

Name	Age	Position
John Chapple	50	President, Chief Executive Officer and Chairman of the Board
Barry Rowan	46	Vice President, Chief Financial Officer and Treasurer
John Thompson	50	Vice President—Strategic Initiatives
David Aas	50	Vice President, Chief Technology Officer
Perry Satterlee	43	Vice President, Chief Operating Officer
Mark Fanning	44	Vice President—Partner Development
Donald Manning	43	Vice President, General Counsel and Secretary
Adam Aron	49	Director
Steven B. Dodge	58	Director
Timothy Donahue	54	Director
James N. Perry, Jr.	43	Director
Caroline Rapking	44	Director
Dennis Weibling	52	Director

        John Chapple worked to organize Nextel Partners throughout 1998 and has been the President, Chief Executive Officer and Chairman of the board of directors of Nextel Partners and our subsidiaries since August 1998. Mr. Chapple was elected to the board of directors pursuant to the terms of the amended and restated shareholders' agreement. Mr. Chapple, a graduate of Syracuse University and Harvard University's Advanced Management Program, has over 24 years of experience in the wireless communications and cable television industries. From 1978 to 1983, he served on the senior management team of Rogers Cablesystems before moving to American Cablesystems as senior vice president of operations from 1983 to 1988. From 1988 to 1995, he served as executive vice president of operations for McCaw Cellular Communications and subsequently AT&T Wireless Services following the merger of those companies. From 1995 to 1997, Mr. Chapple was the president and chief operating officer for Orca Bay Sports and Entertainment in Vancouver, B.C. Orca Bay owned and operated Vancouver's National Basketball Association and National Hockey League sports franchises in addition to the General Motors Place sports arena and retail interests. Mr. Chapple is the past chairman of Cellular One Group and the Personal Communications Industry Association, past vice-chairman of the Cellular Telecommunications & Internet Association and has been on the Board of Governors of the NHL and NBA. Mr. Chapple is currently on the Syracuse University Maxwell School Board of Advisors and the Fred Hutchinson Cancer Research Business Alliance board of governors.

        Barry Rowan has been the Chief Financial Officer and Treasurer of Nextel Partners and our subsidiaries since August 2003. Prior to that, Mr. Rowan provided consulting services to Nextel Partners since July 2003. Mr. Rowan has approximately 22 years of financial and operational experience in building technology and communications companies. Mr. Rowan earned his M.B.A. from Harvard Business School and his B.S., summa cum laude, in business administration and chemical biology from The College of Idaho. From January 2001 to July 2003, he was a principal at Rowan & Company, LLC. From July 1999 to December 2001, Mr. Rowan was the chief financial officer at Velocom, Inc., an international communications company, during which time he served as chief executive officer of Vesper, the company's Brazilian subsidiary, for a period of six months. In 1992 he joined Fluke Corporation, an electronic test tools and software manufacturing and services company, as vice president and chief financial officer. In 1995, he became vice president and general manager of the verification tools division of Fluke Corporation, and in 1996, he became senior vice president and general manager of that company's networks division. Mr. Rowan serves on the board of trustees of Seattle Pacific University.

        John Thompson has been our Vice President of Strategic Initiatives since August 2003, and was the Chief Financial Officer and Treasurer of Nextel Partners and our subsidiaries from August 1998 until August 2003. Mr. Thompson has approximately 24 years of finance experience, including over 16 years in the wireless communications industry, and holds both a B.A. in Accounting and a Juris Doctor from the University of Puget Sound. From 1978 to 1986, he served as Tax Manager for Laventhol & Horwath. In 1986, he joined McCaw Cellular Communications as Vice President of Tax. In 1990, he became Senior Vice President of McCaw Cellular Communications and assumed a significant role in a number of key initiatives for the company, including its acquisition of LIN Broadcasting in 1990, the merger of it and AT&T in 1993, and AT&T's PCS license acquisitions in 1996. In 1997, he became Chief Financial Officer for AT&T Wireless Services. Mr. Thompson has served on the boards of a number of AT&T Wireless Services joint ventures, including Bay Area Cellular Telephone Company, and currently serves on the board of Cellport Systems, Inc.

        David Aas has been the Chief Technology Officer of Nextel Partners and our subsidiaries since August 1998. Prior to joining Nextel Partners, Mr. Aas served as Vice President of Engineering and Operations of AT&T Wireless' Messaging Division. Mr. Aas has over 25 years of experience in the wireless industry and has held a number of senior technical management positions, including positions with Airsignal from 1977 to 1981, MCI from 1981 to 1986, and MobileComm from 1986 to 1989. From 1989 to August 1998, he was with AT&T Wireless, where he led the design, development, construction and operation of AT&T Wireless' national messaging network. Mr. Aas served on the Technical Development Committee of the Personal Communications Industry Association and led the development and deployment of the PACT two-way messaging system.

        Perry Satterlee has been the Vice President-Sales and Marketing of Nextel Partners and our subsidiaries since August 1998, the Chief Operating Officer since July 2002 and has over 15 years of wireless industry experience. Prior to Nextel Partners, Mr. Satterlee spent two years with Nextel, where he held the position of President-Pacific Northwest Area since its inception in 1996. Prior to joining Nextel, Mr. Satterlee served from 1992 to 1996 as Vice President and General Manager of AT&T Wireless Services' Central California District. From 1990 to 1992, he was General Manager of McCaw Cellular Communications' Ventura/Santa Barbara market. From 1988 to 1990, Mr. Satterlee was Director of Planning for McCaw Cellular Communications, where he led the company's planning and budgeting processes.

        Mark Fanning has been the Vice President-Partner Development of Nextel Partners and our subsidiaries since August 1998 and has over 21 years of human resources experience, including nine years in the wireless industry with McCaw Cellular Communications and AT&T Wireless Services. From 1995 to 1998, Mr. Fanning served as Vice President for People Development Operations for AT&T Wireless Services. From 1991 to 1995, he served as Director and later as Vice President of Compensation & Benefits for AT&T Wireless Services. From 1989 to 1991, he was the Director of People Development for McCaw Cellular's California/Nevada region.

        Donald Manning has been the Vice President, General Counsel and Secretary of Nextel Partners and our subsidiaries since August 1998 and has over 17 years of legal experience. From July 1996 to July 1998, he served as Regional Attorney for the Western Region of AT&T Wireless Services, an 11-state business unit. Prior to joining AT&T Wireless Services, from September 1989 to July 1996, Mr. Manning was an attorney with Heller Ehrman White & McAuliffe specializing in corporate and commercial litigation. From September 1985 to September 1989, he was an attorney with the Atlanta-based firm of Long, Aldridge & Norman.

        Adam Aron has been a director of us since July 2002. Mr. Aron was named chairman of the board and chief executive officer of Vail Resorts, Inc. in July 1996. Vail Resorts owns and operates Vail, Beaver Creek, Breckenridge, Keystone, and Heavenly, all of which rank among the best ski resorts in North America, along with the Grand Teton Lodge Company in Jackson Hole, Wyoming. Vail Resorts also owns a majority interest in RockResorts, with ten luxury resort hotels throughout the United States. Vail Resorts also manages extensive hospitality, dining, retail and real estate businesses. Mr. Aron has previously served as president and chief executive officer of Norwegian Cruise Line, senior vice president of marketing for United Airlines and senior vice president of marketing for Hyatt Hotels Corporation. In addition to serving on our board of directors, Mr. Aron serves on the boards of directors of Carey International, Vail Resorts, the National Forest Foundation, the Steadman Hawkins Sports Medicine Foundation, Bravo Vail Valley Music Festival, Beaver Creek Arts Foundation and the Vail Valley Foundation. Mr. Aron holds an M.B.A. with distinction from the Harvard Business School and a B.A. cum laude in government from Harvard College.

        Steven B. Dodge has been a director of us and Nextel Partners Operating Corp. since February 2000. In addition, Mr. Dodge is currently the chairman of American Tower Corporation, a leading independent owner and operator of communications towers in the United States. American Tower Corporation was organized in July 1995 as a subsidiary of American Radio Systems Corporation, of which Mr. Dodge was the founder and chief executive officer. In June 1998, American Tower Corporation was spun off to the American Radio stockholders at the time of American Radio's merger with CBS. At that time, American Tower Corporation began trading publicly. Prior to his involvement with American Radio, Mr. Dodge was the founder and chief executive officer of American Cablesystems, a publicly traded cable television company, which was merged into Continental Cable in 1988, now Media One. Mr. Dodge currently serves on the boards of directors of Sotheby's Holdings, Inc., an auctioneer of fine arts, antiques and collectibles, and Sensitech, Inc., a supplier of environmentally sensitive products. Mr. Dodge also serves as a trustee of the Dana Farber Cancer Institute. Until November 2002, Mr. Dodge also served on the board of directors of Citizens Financial Group, Inc., a financial services holding company.

        Timothy Donahue has been a director of us since January 1999. Mr. Donahue was elected to the board of directors as the designee of Nextel WIP pursuant to the terms of the amended and restated shareholders' agreement. Mr. Donahue has been a director of Nextel since June 1996, was the president and chief operating officer from February 1996 to July 1999, and has been the president and chief executive officer since July 1999. From 1986 to January 1996, Mr. Donahue held various senior management positions with AT&T Wireless Services. Mr. Donahue serves on the board of directors of Eastman Kodak Company and NII Holdings, Inc. In addition, Mr. Donahue is the chairman of the board of directors of the Cellular Telecommunications & Internet Association.

        James N. Perry, Jr. has been a director of us and Nextel Partners Operating Corp. since July 2003. Mr. Perry was elected to our board of directors as the designee of Madison Dearborn Partners pursuant to the terms of the amended and restated shareholders' agreement. Mr. Perry is currently a Managing Director of Madison Dearborn Partners, which he co-founded in 1993. From 1985 to 1993, Mr. Perry was at First Chicago Venture Capital, the predecessor firm to Madison Dearborn Partners, where he most recently served as Senior Investment Manager. He currently serves on the boards of directors of Allegiance Telecom, Inc., a competitive local exchange carrier; Band-X Limited, a trading exchange for telecom capacity; Cbeyond Communications, LLC, a provider of broadband communications applications; Focal Communications Corporation, a competitive local exchange carrier; Looking Glass Networks, LLC, a metro area fiber optic network builder and service provider; Madison River Telephone Company, LLC, a rural local telephone company; and XM Satellite Radio Holdings, Inc., a satellite radio service licensee.

        Caroline H. Rapking has been a director of us since July 2002. Since 1983, Ms. Rapking has been a vice president with the public sector group of American Management Systems (AMS), a global business and information technology consulting firm headquartered in Fairfax County, Virginia. Ms. Rapking is also active in a number of public sector professional organizations including the National Association of State Auditors, Comptrollers, and Treasurers (NASACT), the National Association of State Chief Information Officers (NASCIO), and Women Executives in State Government (WESG). A graduate of West Virginia Wesleyan College, Ms. Rapking has helped shape the school's marketing and communications program through her service on the WVWC National President's Advisory Council. Ms. Rapking earned an M.P.A.

from the Maxwell School of Citizenship and Public Affairs, Syracuse University, where she serves on the Maxwell School Advisory Board.

        Dennis Weibling has been a director of us since January 1999. Mr. Weibling was elected to the board of directors as the designee of Eagle River, an investment management firm, pursuant to the terms of the amended and restated shareholders' agreement. We recently amended our amended and restated shareholders' agreement to provide that the parties to the agreement shall no longer be required to vote for the nominee designated by Eagle River. Mr. Weibling was the president of Eagle River from October 1993 through December 2001 and is now the vice-chairman. Mr. Weibling is a director of Nextel and a member of the operations, audit, finance and compensation committees for Nextel. Mr. Weibling also serves on the board of Teledesic Corporation, a satellite telecommunications company, and ICO Global Communications, a satellite telecommunications company.

        Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. There are no family relationships among our directors and officers.

Board of Directors

        Our board of directors is comprised of seven directors. Other than DLJ Merchant Banking and Eagle River, parties to our amended and restated shareholders' agreement, who collectively owned approximately 51% of our outstanding common stock as of September 30, 2003, have agreed to vote their shares of common stock to elect as directors:

  •
  one person selected by Madison Dearborn Partners: currently, James N. Perry, Jr.;

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  one person selected by Nextel WIP: currently, Timothy Donahue; and

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  our chief executive officer: currently, John Chapple.

        The current parties to our amended and restated shareholders' agreement now include Nextel WIP, DLJ Merchant Banking, Madison Dearborn Partners, Eagle River, Motorola and all of our senior management stockholders other than Donald J. Manning.

Committees

        Our board of directors has an audit committee, a compensation committee, a finance committee and a nominating committee. The duties and responsibilities of these committees are described below.

Audit Committee

        The audit committee currently consists of Ms. Rapking and Messrs. Aron and Dodge. In summary, the audit committee reviews with our management significant accounting matters; reviews the nature of all services performed by our external auditors, their audit examination and the basis for their compensation; approves the audited financial statements; and recommends to our board of directors the firm of independent auditors selected to audit consolidated financial statements.

Compensation Committee

        The compensation committee was formed in July 2002 and includes Messrs. Aron and Weibling. Prior to that time, the entire board of directors made compensation determinations The compensation committee is, and is expected to remain, composed entirely of directors who are not our employees. The compensation committee:

  •
  reviews and approves the cash, bonus and equity compensation for our directors and executive officers, including our chief executive officer, based on an analysis of compensation paid to board members and executives in similar positions at similarly situated companies, our achievement of stated company-wide goals and objectives which are presented to and approved by the entire board of directors annually, and such other factors or information as the committee deems relevant;

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  administers our compensation plans for our executive officers and directors;

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  determines equity compensation for our executive officers and directors;

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  reviews and approves the cash compensation and bonus objectives recommended by our president and chief executive officer for our other executive officers; and

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  reviews various matters relating to employee compensation and benefits.

        The compensation committee administers and makes all ongoing determinations concerning matters relevant to our incentive equity plan with respect to our executive officers and directors. The entire board of directors administers and makes ongoing determinations concerning matters relevant to our incentive equity plan and employee stock purchase plan with respect to all employees other than our executive officers and directors, and other than with respect to the approval of recruiting options granted to key employees.

Finance Committee

        The finance committee consists of Messrs. Weibling and Perry. The finance committee was formed to review and, if appropriate, authorize the company to pursue potential opportunities to raise funding through the incurrence of indebtedness, the issuance of equity securities and other similar matters.

Nominating Committee

        The nominating committee was formed in July 2002 and is responsible for the review and assessment of the composition of the board, assists in identifying potential new candidates to serve as directors and recommends candidates for election as directors. The nominating committee consists of Ms. Rapking and Messrs. Aron and Dodge.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amended and Restated Shareholders' Agreement

        On January 29, 1999, we entered into a shareholders' agreement with Nextel WIP, DLJ Merchant Banking, Madison Dearborn Partners, Eagle River, Motorola, our senior management stockholders and all of the other parties who were stockholders prior to our initial public offering. In that agreement, the parties agreed to certain matters relating to our management and operations and the sale, transfer or other disposition of our capital stock by these stockholders. This agreement also granted Nextel WIP certain preemptive rights to purchase shares of stock offered to the public by us, DLJ Merchant Banking or Madison Dearborn Partners. In addition, pursuant to this agreement, we granted to the DLJ Merchant Banking and Madison Dearborn Partners certain demand registration rights and to all of the parties "piggyback" registration rights. This agreement was amended and restated in February 2000 in connection with the initial public offering of our Class A Common Stock. The current parties to the amended and restated shareholders' agreement are Nextel WIP, DLJ Merchant Banking, Madison Dearborn Partners, Eagle River, Motorola and all of our senior management stockholders other than Donald Manning. The amended and restated shareholders' agreement terminates on January 29, 2014.

Nextel Operating Agreements

        We, through our principal subsidiary, entered into agreements with Nextel WIP that govern the build-out and operation of our portion of the Nextel Digital Mobile Network. Nextel WIP held approximately 31.4% of our outstanding common stock as of September 30, 2003, or 30.2% on a pro forma basis after the consummation of the transactions contemplated by this offering, and one of our directors is affiliated with it. Except as specifically set forth below, these operating agreements were executed on January 29, 1999 and, in some cases, were amended on September 9, 1999 and again on September 27, 2000, and have an initial term of ten years, which may be extended for up to an additional two and a half years and renewed for up to four ten-year renewal terms at our option.

        Joint Venture Agreement.    Our joint venture agreement with Nextel WIP requires us to build and operate our portion of the Nextel Digital Mobile Network on time, make it compatible with Nextel's systems, meet or exceed quality standards applicable from time to time to Nextel's subsidiaries operating in the United States, and offer a set of core service features and upgrade our system to comply with future Nextel standards.

        This agreement also governs the transfer of licenses from Nextel WIP to us. To the extent that we require additional frequencies to operate its business, the joint venture agreement sets forth the terms under which we may acquire such frequencies from Nextel WIP, from third parties or in auctions of spectrum by the Federal Communications Commission. All of the frequencies we acquired or may acquire from Nextel WIP are subject to transfer restrictions and rights of first refusal in favor of Nextel WIP.

        Additional terms of the joint venture agreement are as follows: Nextel WIP has agreed to assist us with securing vendor discounts; we have agreed to obtain Nextel WIP's approval prior to taking certain significant actions, including making a material change to our business objectives or technology; with limited exceptions, Nextel WIP has agreed that during the term of the joint venture agreement, Nextel and/or its subsidiaries will not provide digital mobile wireless communications services within our markets using the Nextel brand name; Nextel WIP has agreed to negotiate with us to give it the first right in our territories to own and operate businesses using the 900 MHz frequency that Nextel currently holds; and we are generally required to adhere to the same standards for pricing structure, advertising, promotions, customer care, telemarketing and related activities as the Nextel subsidiaries operating in the United States.

        As described in further detail below, in the event of a termination of the joint venture agreement, Nextel WIP could, in certain circumstances, purchase or be forced to purchase all of our outstanding

Class A common stock, including the shares sold in this offering. If that happens, Nextel WIP, at its option, would be entitled to pay the purchase price for the stock in cash or in shares of Nextel common stock.

        Other Operating Agreements.    We have also entered into operating agreements with Nextel WIP with respect to: the license to Nextel trademarks and service marks; the ability of each company's subscribers to roam in the other's territory; Nextel's use of analog systems and services in our territories; access to telecommunications towers space; access to information systems; and telecommunications switching services. For the year ended December 31, 2002 and six months ended June 30, 2003, we paid to Nextel WIP approximately $86.4 million and $48.3 million, respectively, for such services and earned from Nextel WIP approximately $79.5 million and $49.9 million, respectively, in roaming revenue.

        Agreement Specifying Obligations and Limiting Liability of, and Recourse to, Nextel.    All of our operating agreements are with Nextel WIP, not Nextel. Pursuant to the terms of the agreement specifying obligations and limiting liability of, and recourse to, Nextel, the maximum cumulative, aggregate cash liability of Nextel and its controlled affiliates, other than Nextel WIP, for any and all actual or alleged claims or causes of action arising in connection with any aspect of the agreements governing or otherwise relating to the operating agreements is capped at $200 million, subject to adjustments for amounts previously advanced. Some significant Nextel obligations, including any commitments that Nextel may make in the future to enable Nextel WIP to subsidize required upgrades and to buy the our stock from our other stockholders under certain circumstances, will not be subject to the cap.

Certain Obligations Under Our Charter

        Our restated certificate of incorporation, under certain circumstances, allows Nextel WIP, or allows holders of a majority of our Class A common stock to cause Nextel WIP, to purchase all of our outstanding Class A common stock, including the shares sold in this offering. In any such event, Nextel WIP will have the choice of paying for any shares of Class A common stock in cash, in shares of Nextel common stock, or in a combination of cash and Nextel common stock. See "Description of Capital Stock" for a more detailed description of these provisions.

Motorola Agreements

        Under the iDEN infrastructure equipment purchase and supply agreements and the subscriber purchase and distribution agreement between us and Motorola, who held approximately 5.2% of our outstanding common stock as of September 30, 2003, or 2.3% on a pro forma basis after the consummation of the transactions contemplated by this offering, we have agreed to purchase, and Motorola agreed to sell, infrastructure equipment and related software and services required for the build-out of our portion of the Nextel Digital Mobile Network, as well as telephones and other accessories.

        We obtained pricing for the Motorola equipment and handsets on financial and other terms that we believe are substantially similar to those obtained by Nextel. For the year ended December 31, 2002 and the six months ended June 30, 2003, we purchased approximately $182.1 million and $90.5 million, respectively, of infrastructure and other equipment, telephones, warranties and services from Motorola.

DLJ Merchant Banking Relationship

        DLJ Merchant Banking, one of the selling stockholders in this offering, has from time to time provided us with investment banking and other financial services and holds a portion of our outstanding common stock. In our private placements of debt securities, Credit Suisse First Boston LLC, its predecessor, Credit Suisse First Boston Corporation, and Donaldson, Lufkin & Jenrette Securities Corporation have served as initial purchasers of our senior notes, senior discount notes and convertible senior notes and received customary discounts and commissions in connection with each such offering. In addition, Credit Suisse First Boston LLC also served as a dealer manager for our tender offer relating to our 14% senior discount notes. Donaldson, Lufkin & Jenrette Securities Corporation also acted as our financial advisor and as arranger, and DLJ Capital Funding, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, acted as syndication agent, under our credit facility, and received customary fees and reimbursements in connection therewith. DLJ Merchant Banking and its affiliates, affiliates of Credit Suisse First Boston LLC, held approximately 9.8% of our outstanding common stock as of September 30, 2003, or 6.3% on a pro forma basis after the consummation of the transactions contemplated by this offering. Donaldson, Lufkin & Jenrette Securities Corporation was a co-lead manager of the initial public offering of our Class A common stock. We may from time to time enter into other investment banking relationships with Credit Suisse First Boston LLC or its affiliates. The aggregate amount of all fees paid to Credit Suisse First Boston for financial services in 2002 and the six months ended June 30, 2003 was approximately $437,500 and $4.5 million, respectively.

Business Relationship

        In the ordinary course of business, we have engaged the consulting services of and leased tower space from American Tower Corporation, of which Mr. Dodge, one of our directors, is a stockholder and chairman of the board of directors. During 2002 and for the six months ended June 30, 2003, we paid American Tower Corporation $10.3 million and $5.2 million, respectively, for these services and for tower leases.

Other Transactions with Directors and Senior Management

        Since inception, we have entered into restricted stock purchase agreements with each of Messrs. Chapple, Thompson, Thaler, Aas, Satterlee, Fanning and Manning pursuant to which we have sold an aggregate of 8,834,994 shares of Class A common stock to these executive officers at a price of $0.002 per share. In addition, in July 2002, we issued 45,000 restricted shares of Class A common stock to each of Messrs. Aron, Dodge, Weibling and Ms. Rapking, which shares vest in equal annual installments over a three-year period, and in August 2003, we issued 50,000 restricted shares of Class A common stock to Mr. Rowan, which shares vest in equal annual installments over a four-year period. These shares were issued pursuant to and are subject to our restricted stock plan. In addition, on January 29, 1999, Mr. Thompson obtained an interest-free secured loan of $2.2 million from us, evidenced by a non-negotiable promissory note due and payable on January 29, 2003. Mr. Thompson's note was paid off in full on January 29, 2003.

        During the fiscal year ended December 31, 2002, and during the nine months ended September 30, 2003, we also granted options to purchase shares of Class A common stock under our employee stock option plan to the following officers and directors on the date, for the number of shares and with an exercise price indicated opposite each person's name:

Name	Grant Date	Number of Shares Underlying Options	Exercise Price
John Chapple	1/17/02	300,000	$8.00
	1/16/03	400,000	6.67
Barry Rowan	7/17/03	250,000	8.66
	8/18/03	50,000	8.65
John Thompson	1/17/02	200,000	8.00
David Aas	1/17/02	150,000	8.00
	1/16/03	150,000	6.67
Perry Satterlee	1/17/02	200,000	8.00
	1/16/03	250,000	6.67
Mark Fanning	1/17/02	112,500	8.00
	1/16/03	125,000	6.67
Donald Manning	1/17/02	112,500	8.00
	1/16/03	125,000	6.67
Dennis Weibling	7/24/02	15,000	4.00
	8/4/03	15,000	8.40
Adam Aron	8/4/03	15,000	8.40
Steven B. Dodge	8/4/03	15,000	8.40
Caroline Rapking	8/4/03	15,000	8.40

        Options shown above granted on January 17, 2002 vest in four equal annual installments commencing on January 17, 2003. Options granted on July 24, 2002 vest in three equal annual installments commencing on July 24, 2003. Options granted on or after January 2003 vest in four equal installments commencing on the first anniversary of the respective dates of grant.

        On January 16, 2003 as a result of Mr. Thaler's passing away on December 21, 2002, the compensation committee of our board of directors approved a proposal to continue payment of Mr. Thaler's annual salary to his wife/estate for a period of one year and to continue to provide medical coverage to his wife for up to three years. Accordingly, we plan to make four quarterly payments to Mr. Thaler's spouse/estate during 2003 in the amount of $56,250 each, for a total of $225,000. Additionally, under the terms of Mr. Thaler's stock option agreements, the vesting of all options granted prior to his death were automatically accelerated and became fully vested on his date of passing. The agreements also would have allowed Mr. Thaler's heir or estate to exercise such options until December 21, 2003; however, on January 16, 2003 our board of directors approved a proposal to extend the period during which such options could be exercised until December 31, 2005.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock as of September 30, 2003 by:

  •
  each stockholder known to us to be a beneficial owner of more than 5% of the outstanding shares of our common stock;

  •
  the selling stockholders;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. Shares subject to options, warrants and securities convertible into common stock held by each person that are exercisable as of September 30, 2003 or exercisable within 60 days thereof are shown separately in the column labeled "Number of Shares Underlying Options" and are deemed outstanding for the purposes of computing the number of shares beneficially owned and the percentage ownership of that person. Except as indicated in the footnotes to this table, we believe that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name, except to the extent shared by a spouse under applicable law. This table is based on information supplied by officers, directors, principal stockholders and filings made with the SEC. As of September 30, 2003, there were 251,654,708 shares of common stock outstanding, of which 172,598,480 shares of Class A common stock were outstanding and 79,056,228 shares of Class B common stock were outstanding.

        Unless otherwise noted, the address for each stockholder below is: c/o Nextel Partners, Inc., 4500 Carillon Point, Kirkland, WA 98033.

	Amount Beneficially Owned Prior to the Offering				Amount Beneficially Owned After the Offering
Name and Address	Number of Shares of Common Stock	Number of Shares Underlying Options	Percentage of Common Stock Outstanding	Amount to be Sold in the Offering	Number of Shares of Common Stock	Number of Shares Underlying Options	Percentage of Common Stock Outstanding
Parties to Amended and Restated Shareholders' Agreement(1)	167,608,363	1,598,541	66.8%	23,000,000	144,608,363	1,598,541	55.5%
Nextel WIP Corp. 2001 Edmund Halley Drive Reston, VA 20191	79,056,228	—	31.4%	—	79,056,228	—	30.2%
Madison Dearborn Capital Partners II, L.P(2) Three First National Plaza, Suite 3800 Chicago, IL 60602	27,174,179	—	10.8%	8,000,000	19,174,179	—	7.3%
Entities affiliated with Credit Suisse First Boston(3) Uetlibergstrasse 231 P.O. Box 900 CH-8070 Zurich, Switzerland	24,575,887	—	9.8%	8,000,000	16,575,887	—	6.3%
Eagle River Investments, LLC(4) 2300 Carillon Point Kirkland, WA 98033	15,750,012		6.3%	—	15,750,012	—	6.0%
Motorola, Inc.(5) 1303 East Algonquin Road Schaumburg, IL 60196	13,076,376	—	5.2%	7,000,000	6,076,376	—	2.3%
William H. Gates III(6) One Microsoft Way Redmond, WA 98052	12,776,106	—	5.1%	—	12,776,106	—	4.9%
Cascade Investments, L.L.C.(7) 2365 Carillon Point Kirkland, WA 98033	8,725,236	—	3.5%	—	8,725,236	—	3.3%

John Chapple(8)	3,481,670	370,000	1.5%	—	3,481,670	370,000	1.5%
John Thompson(9)	1,688,214	498,333	*	—	1,688,214	498,333	*
David Aas	1,072,168	212,500	*	—	1,072,168	212,500	*
Perry Satterlee(10)	1,011,751	310,000	*	—	1,011,751	310,000	*
Mark Fanning	909,633	207,708	*	—	909,633	207,708	*
Barry Rowan	50,000	—	*	—	50,000	—	*
Adam Aron	45,000	3,750	*	—	45,000	3,750	*
Caroline Rapking	45,000	3,750	*	—	45,000	3,750	*
Dennis Weibling(11)	95,002,340	3,750	37.8%	—	95,002,340	3,750	36.3%
Timothy Donahue(12)	79,229,228	—	31.5%	—	79,229,228	—	30.3%
James N. Perry, Jr.(13)	27,174,179	—	10.8%	—	27,174,179	—	10.4%
Steven B. Dodge	70,000	44,374	*	—	70,000	44,374	*
Directors and officers as a group (13 persons)(14)	130,639,955	2,061,874	52.3%	8,000,000	122,639,955	2,061,874	47.3%

*
Less than 1%

(1)
The following stockholders are parties to a shareholders' agreement that contains an agreement by all of the parties, except DLJ Merchant Banking and Eagle River, to vote for director candidates nominated by certain of our stockholders and imposes restrictions on all of the parties with respect to the sale, transfer or other disposition of our capital stock by these parties: Nextel WIP, DLJ Merchant Banking, Madison Dearborn Partners, Eagle River, Motorola and all of our senior management stockholders other than Donald Manning. All parties to this agreement disclaim beneficial ownership of shares not owned directly by them or by an entity otherwise affiliated with them.

(2)
Based on information provided by Madison Dearborn Partners in a second amendment to Schedule 13G filed on February 14, 2003.

(3)
Based on information provided by Credit Suisse First Boston, a Swiss bank (the "Bank"), on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking and private equity businesses ("CSFB") of the Credit Suisse First Boston business unit (the "CSFB business unit") in its third amendment to Schedule 13G filed February 14, 2003. According to the third amendment to the Schedule 13G, the CSFB business unit is also comprised of an asset management business unit ("Asset Management"). The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"). CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and CSFB. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including the Asset Management business unit and the Credit Suisse Financial Services business unit) may beneficially own shares of our securities (the "Shares") and, according to the amended Schedule 13G, such Shares were not reported in the Schedule 13G. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including CSFB. CSFB disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

(4)
Based on information provided by Eagle River in a second amendment to Schedule 13G filed February 19, 2003. On October 29, 2003, Eagle River filed a third amendment to Schedule 13G indicating that it had completed various transactions hedging and disposing of a total of 3,000,000 shares of Class A common stock.

(5)
Based on information provided by Motorola in a third amendment to Schedule 13G filed February 13, 2003.

(6)
Based on information provided by William H. Gates III in an amendment to Schedule 13G filed jointly by Mr. Gates and Cascade Investments on February 13, 2003, the reported shares include 8,725,236 shares of Class A common stock owned by Cascade Investments and 4,040,870 shares of Class A common stock owned by Mente, LLC ("Mente"). All common stock held by Cascade Investments or Mente may be deemed to be beneficially owned by Mr. Gates as the sole member of each of Cascade Investments and Mente. The manager and executive officer of each of Cascade Investments and Mente, Michael Larson, has voting and investment power with respect to all of the reported shares. Mr. Larson disclaims beneficial ownership of all of the reported shares.

(7)
Based on information provided by Cascade Investments in an amendment to Schedule 13G filed jointly by Mr. Gates and Cascade Investments on February 13, 2003. The manager and executive officer of Cascade Investments, Michael Larson, has voting and investment power with respect to all of the reported shares, which represent 5.1% of the outstanding shares of Class A common stock. Mr. Larson disclaims beneficial ownership of all of the reported shares.

(8)
Includes 736,666 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple, and 145,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(9)
Includes 509,166 shares held by JDT-JRT LLC, an entity controlled by Mr. Thompson, and 145,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(10)
Includes 165,000 shares held by PSS-MSSF L.P., an entity controlled by Mr. Satterlee.

(11)
Includes shares held by Eagle River, of which Mr. Weibling serves as vice-chairman, and by Nextel WIP, of which Mr. Weibling may be affiliated as a result of his role as a director of Nextel, as well as 100,000 shares held as co-executor of the estate of Keith W. McCaw and as co-trustee of the Keith

  W. McCaw Living Trust. Mr. Weibling disclaims beneficial ownership of such shares. Also includes 3,600 shares held by On Eagle's Wings Investments, 40,000 shares held by The Weibling Living Trust, and 52,500 shares held by Mr. Weibling directly.

(12)
Includes shares held by Nextel WIP, of which Mr. Donahue is president, chief executive officer and a director. Mr. Donahue disclaims beneficial ownership of such shares. Also includes 50,000 shares held by Five Net Three LLC, an entity in which Mr. Donahue and his spouse have a 25% interest, and 5,000 shares held by Al Donahue Soundview Trust, an entity in which Mr. Donahue has a 50% interest. Also includes 93,000 shares held by Mr. Donahue and 25,000 shares held by Mr. Donahue's spouse.

(13)
Consists of shares held by Madison Dearborn Partners, of which Mr. Perry serves as a Managing Director. Mr. Perry disclaims beneficial ownership of such shares.

(14)
See footnotes 8 through 13 above. Includes John Chapple, Adam Aron, Timothy Donahue, Steven B. Dodge, Caroline Rapking, James N. Perry, Jr., Dennis Weibling, John Thompson, David Aas, Perry Satterlee, Mark Fanning, Barry Rowan and Donald Manning.

DESCRIPTION OF CAPITAL STOCK

General

        We are authorized to issue up to 500,000,000 shares of Class A common stock, $.001 par value, 100,000,000 shares of Class B convertible common stock, $.001 par value (collectively, the "common stock"), and 113,110,000 shares of preferred stock, $.001 par value. The following summary of our common stock and preferred stock is not complete and is subject to and qualified in its entirety by provisions of our restated certificate of incorporation, bylaws, and provisions of applicable Delaware law.

Common Stock

        The common stock is classified into two classes: Class A common stock and Class B convertible common stock.

        The holders of Class A common stock and Class B common stock will generally vote as a single class on all matters upon which stockholders have a right to vote, subject to the requirements of applicable laws. The holders of Class A and Class B common stock are entitled to one vote per share on all matters to be voted on by the stockholders except that holders of Class A common stock vote separately as a class if deciding whether to require Nextel WIP to purchase all the outstanding shares of Class A common stock or whether to participate in a sale by Nextel WIP of its holdings of our stock, as described below. Any amendment to the restated certificate of incorporation that would change the provisions regarding Nextel WIP's ability or obligation to purchase all outstanding shares of Class A common stock, including the redemption alternative, the appraisal and challenge process, payment terms, or that would change the ability of Class A stockholders to participate in a sale of our equity by Nextel WIP, requires both the consent of Nextel WIP and the vote of the holders of a majority of the Class A common stock voting separately as a class.

        Subject to preferences that may be granted to any outstanding shares of preferred stock, the holders of Class A and Class B common stock are entitled to receive ratably only those dividends our board of directors declares out of funds legally available for the payment of dividends as well as any other distributions to the stockholders.

        If we are liquidated, dissolved or wound-up, the holders of the Class A and Class B common stock are entitled to share pro rata all of our assets remaining after payment of our liabilities and liquidation preferences of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive rights and there are no redemption or sinking fund provisions applicable to the common stock. In the event of a merger or consolidation, holders of Class A and Class B common stock are entitled to receive the same kind and amount of consideration per share. All outstanding shares of common stock are fully paid and non-assessable, and the shares of Class A common stock to be sold in this offering will be fully paid and non-assessable.

        Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis at the option of any holder of Class B common stock concurrently with a sale or other transfer of such shares to a transferee that does not hold any shares of Class B common stock prior to such transfer. Shares of Class A common stock are immediately and automatically convertible into an equal number of shares of Class B common stock upon the acquisition of such shares of Class A common stock by Nextel, by any of its majority-owned subsidiaries, or by any person or group that controls Nextel.

        As of September 30, 2003, there were 251,654,708 shares of Class A and Class B common stock outstanding. As of September 30, 2003, there were outstanding options to purchase a total of 18,944,969 shares of Class A common stock. Our Class A common stock trades on the Nasdaq National Market under the symbol "NXTP."

Preferred Stock

General

        Pursuant to our restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 113,110,000 shares of preferred stock in one or more series and to fix the relative designations, powers, preferences and privileges of the preferred stock, any or all of which may be greater than the rights of the common stock. Of this amount, 13,110,000 shares have been designated as Series B preferred stock and are currently outstanding. Our board of directors, without stockholder approval, can issue the remaining 100,000,000 shares of preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of us or make removal of our management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the Class A common stock and may adversely affect the voting and other rights of the holders of Class A common stock. We have no present plans to issue any preferred stock.

Series B Preferred Stock

        Our only preferred stock that remains issued and outstanding is 13,110,000 shares of our Series B preferred stock.

        With respect to rights on liquidation, dissolution or winding up, the Series B preferred stock ranks senior to the Class A and Class B common stock. In addition, if we are liquidated, holders of the Series B preferred stock would be entitled to receive a liquidation preference of approximately $21.9 million, plus a dividend payment equal to 12% of the aggregate liquidation preference per annum.

        The Series B preferred stock does not have any voting rights except with respect to the following, in which case it shall vote as a separate class:

  •
  amendments to our bylaws or restated certificate of incorporation, including the authorization of additional shares of Series B preferred stock;

  •
  the authorization of securities senior to the Series B preferred stock;

  •
  approval of mergers or consolidations adverse to the rights of the holders of the Series B preferred stock, subject to exceptions; or

  •
  redemption of any outstanding shares of common or preferred stock, subject to exceptions.

        Except as set forth above, the holders of Series B preferred stock are not entitled to receive dividends on their shares of preferred stock, and have no conversion rights.

        We may redeem the Series B preferred stock, in whole but not in part, at any time in exchange for an aggregate amount equal to its accrued liquidation preference. If the Series B preferred stock has not been redeemed by us by February 11, 2010, we will be required to redeem it in exchange for an aggregate amount equal to its accrued liquidation preference. In October 2003, we delivered a notice to Nextel WIP stating our intent to redeem all of the 13,110,000 shares of our outstanding Series B preferred stock currently held by Nextel WIP, the redemption value of which as of September 30, 2003 was approximately $38.3 million. We intend to consummate the redemption in the fourth quarter of 2003. Following such redemption, we will no longer have any shares of preferred stock outstanding.

Certain Obligations Under Our Charter

        The following is a discussion of provisions of our restated certificate of incorporation that, under certain circumstances, allow Nextel WIP, or allow a majority of our Class A stockholders to cause Nextel WIP, to purchase all of our outstanding Class A common stock, including the shares sold in this offering. If that occurs, Nextel WIP can choose to pay for any shares of our Class A common stock in cash, in shares of Nextel common stock, or in a combination of cash and Nextel common stock. If Nextel WIP chooses to pay for Class A common stock in whole or in part with Nextel common stock, Nextel WIP would be required to register such shares of Nextel common stock with the SEC unless an exemption from such registration is available. We believe that registration of common stock of Nextel that may be issued is not required in connection with this offering because Nextel WIP has the right to pay for our Class A common stock with cash and there is no certainty that an event giving rise to a purchase possibility will take place. If Nextel WIP purchases all of our Class A common stock, we will cease to be a publicly traded company.

        The following table sets forth the triggering events and the consideration to be paid with regard to the ability of Nextel WIP to purchase all outstanding shares of our Class A common stock:

Triggering Event		Consideration Paid
•	January 29, 2008, subject to certain postponements by our board of directors	•	Fair market value (as defined below), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•
	If Nextel changes its digital transmission technology, the change is materially adverse to us and Nextel WIP determines not to provide us free of charge the equipment necessary to provide our subscribers with service comparable to what they had been receiving	•	Fair market value, payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•
	If Nextel WIP requires a change in our business, operations or systems, the change is materially adverse to us, Nextel WIP does not subsidize us for the costs of such change and we decline to implement the required change	•	Fair market value, payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•	Termination of our operating agreements with Nextel WIP as a result of our breach	•	80% of the closing price of our Class A common stock on Nasdaq (based on a 20-day trailing average), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option

        If Nextel WIP is able or is required to purchase all of our outstanding Class A common stock for any reason other than as a result of the termination of the operating agreements, then the purchase price will be the fair market value of the Class A common stock. Under our restated certificate of incorporation, "fair market value" is determined by the appraisal process described below, and is defined as the price that a buyer would be willing to pay for all of our outstanding capital stock, excluding the Series B preferred stock, in an arm's-length transaction and includes a control premium. In the event of a termination of the operating agreements as a result of our breach, then Nextel WIP has the ability to purchase all of our outstanding Class A common stock for an amount based on 80% of the average closing price on the Nasdaq National Market of our Class A common stock for the 20 trading days prior to the date of termination.

        The following table sets forth the triggering events and the consideration to be paid with regard to the ability of a majority of the holders of our Class A common stock to cause Nextel WIP to purchase all outstanding Class A common stock. If a triggering event occurs and a majority of our Class A common stockholders determine to require Nextel WIP to purchase all of our outstanding Class A common stock, all holders of Class A common stock, including purchasers in this offering, will be required to sell their shares to Nextel WIP. We currently have no majority stockholder.

Triggering Event		Consideration Paid
•	Change of control of Nextel	•	Fair market value, payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•
	If we do not implement a change in our business, operations or systems required by Nextel WIP, the change is materially adverse to us, and our board of directors provides non-Nextel affiliated stockholders with the opportunity to require Nextel WIP to buy their shares of Class A common stock and a majority of the stockholders vote to do so	•	Investment formula price (as defined below), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option
•	Termination of our operating agreements with Nextel WIP as a result of a breach by Nextel WIP	•	120% of the closing price of our Class A common stock on Nasdaq (based on a 20-day trailing average), payable in cash, Nextel stock or a combination of both, at Nextel WIP's option

        If the event giving rise to the stockholders' right to cause Nextel WIP to buy all of the outstanding shares of Class A common stock:

  •
  is a change in control of Nextel, the purchase price that Nextel WIP is required to pay for shares of Class A common stock is the fair market value of the Class A common stock, as determined by the appraisal process described below;

  •
  is the election of a majority of our non-Nextel stockholders to require Nextel WIP to buy all shares of Class A common stock after our failure to implement changes in our business, operations or systems required by Nextel WIP, the purchase price that Nextel WIP is required to pay is the "investment formula price," which means an amount that would equal a 20% rate of return on each tranche of invested capital in us, from the date of each contribution, whether contributed in cash or in kind, through the purchase date, which value is divided over all our capital stock; or

  •
  is the termination of our operating agreement with Nextel WIP as a result of a breach by Nextel WIP, the purchase price that Nextel WIP is required to pay for shares of Class A common stock is an amount based on 120% of the average closing price on the Nasdaq National Market of our Class A common stock for the 20 trading days prior to the date of termination.

        Redemption Alternative.    If Nextel WIP elects to purchase or is required to purchase our shares pursuant to our restated certificate of incorporation, Nextel WIP is entitled to cause the transaction to be effected as a redemption by us of the Class A common stock, provided that Nextel WIP shall be required to fund such redemption.

        Appraisal and Challenge Process.    When the fair market value of our Class A common stock is to be determined using an appraisal, our restated certificate of incorporation sets out a procedure binding on all of our stockholders. Our board first selects a nationally recognized investment bank or appraiser and then Nextel WIP selects one. If the higher of the two values determined by these two appraisers is more than 110% of the lower value, a third appraiser will be asked to value us. In any event, the final fair market value that Nextel WIP must pay will be between the values determined by the first two appraisers.

        Our restated certificate of incorporation also allows either Nextel WIP or our stockholders to challenge the value determined by the appraisers. Our restated certificate of incorporation sets a floor and a ceiling, binding on both Nextel WIP and all other stockholders, for the price to be paid if there is a challenge. The maximum value that can result from a challenge to the appraisal value is a value equal to a 30% rate of return on each tranche of capital invested in us. The lowest price that could result from a challenge would be a value that would equal a 10% rate of return on each tranche of capital invested in us. Any stockholder that joins the challenge is bound by the results of the challenge process and receives the value so determined, not the value determined by the appraiser.

        In any purchase by Nextel WIP of all of our outstanding stock, stockholders will not otherwise be entitled to any statutory appraisal rights under Delaware law.

        Right/Obligation to Participate in Sale by Nextel WIP and Nextel.    Holders of our Class A common stock also have the right and/or obligation to participate in any sale by Nextel WIP of all of its shares of our capital stock to a third party occurring after January 29, 2011. Pursuant to the amended and restated shareholders' agreement, prior to January 29, 2011, Nextel WIP cannot transfer its shares of our capital stock to a third party. Thereafter, if the holders of a majority of the Class A common stock elect to participate in such sale, then pursuant to our restated certificate of incorporation, all holders of Class A common stock, including purchasers in this offering, will be required to participate.

        Share Legend.    Certificates for Class A common stock are required by our restated certificate of incorporation to bear the following legend:

        The Class A common stock evidenced hereby is subject to provisions of the corporation's restated certificate of incorporation that allow an entity to purchase or cause the corporation to redeem all of the outstanding Class A common stock or allow a majority of the Class A common stockholders to cause such entity to purchase or cause the corporation to redeem all of the outstanding Class A common stock, in each such instance at a purchase price determined in accordance with the provisions of the restated certificate of incorporation. Copies of the restated certificate of incorporation are available at the principal office of the corporation and will be furnished without cost to stockholders on request.

Registration Rights

        Pursuant to our amended and restated shareholders' agreement, entities affiliated with DLJ Merchant Banking and Madison Dearborn Partners were granted the following registration rights, provided in each case that the aggregate proceeds from the sale of the amount of securities demanded to be registered must be expected to exceed $50,000,000:

  •
  DLJ Merchant Banking and Madison Dearborn Partners were granted the right to demand one registration, at our expense, of up to all of their shares so long as DLJ Merchant Banking and its affiliated entities hold securities eligible for registration that equal at least 5% of our outstanding common stock at the time of demand, assuming conversion of any outstanding warrants, options and convertible stock; and

  •
  DLJ Merchant Banking and Madison Dearborn Partners may demand a second and third registration, at DLJ Merchant Banking's expense, so long as DLJ Merchant Banking and its affiliated entities hold securities eligible for registration that equal at least an aggregate of 2.5% of our outstanding common stock at the time of demand, assuming conversion of any outstanding warrants, options and convertible stock.

If DLJ Merchant Banking or Madison Dearborn Partners exercises any of their demand rights, all of the other eligible parties to our amended and restated shareholders' agreement and the eligible parties to our registration rights agreement would be entitled to include their shares in such registration, subject to cutback by the underwriters in any underwritten offering.

        Additionally, under the terms of the amended and restated shareholders' agreement and registration rights agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the eligible parties to the amended and restated shareholders' agreement and registration rights agreement are entitled to notice of the registration and to include their shares of common stock in the registration at our expense. All of these registration rights are subject to the right of the underwriters of the offering to limit the number of shares included in such registration.

Selected Anti-Takeover Matters

        Restated Certificate of Incorporation and Bylaw Provisions.    Our restated certificate of incorporation and bylaws include provisions that may have the effect of deterring, delaying or preventing a change of control of us. Our bylaws provide that special meetings of our stockholders may only be called by our board of directors, president or holders of not less than 50% of our outstanding capital stock, which could delay or prevent such meetings from taking place altogether.

        Our restated certificate of incorporation provides for 113,110,000 authorized shares of preferred stock and grants our board of directors broad power to establish the rights and preferences of authorized and unissued, or "blank check," preferred stock. Only 13,110,000 shares of preferred stock are designated and issued, and, thus, we have 100,000,000 authorized shares of "blank check" preferred stock remaining. Preferred shares repurchased or redeemed by us may be reissued. The existence of authorized but unissued preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control over us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. The issuance of shares of preferred stock pursuant to our board of directors' authority described above could have the effect of delaying, deferring or preventing a change in control of us.

        Shareholders' and Operating Agreement Provisions.    Certain provisions of the amended and restated shareholders' agreement may also have the effect of deterring, delaying or preventing a change of control of us. These include rights of first offer and first refusal among the parties to that agreement, restrictions on any such party transferring their shares to a telecommunications company or a person or entity controlling a telecommunications company, and agreements of the parties, other than DLJ Merchant Banking, to vote for certain designees to serve on our board.

        The approval rights granted to the Nextel WIP designee on our board, as well as certain rights granted to Nextel WIP, could also have these effects. For example, among other things, if a business transaction or combination would broaden our business, it would require approval by Nextel WIP and its designee on our board.

        Delaware Anti-Takeover Law.    Section 203 of the Delaware General Corporation Law prohibits certain "business combination" transactions between a Delaware corporation and any "interested stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years after the date on which such stockholder became an interested stockholder, unless:

  •
  the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

  •
  on or subsequent to the date on which such stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

        Under Delaware law, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Section 203 does not apply, however, to those stockholders who owned 15% or more of our voting stock prior to our initial public offering.

        FCC-Related Redemption Rights.    Our restated certificate of incorporation allows us to redeem shares of our stock from any stockholder in order to maintain compliance with applicable federal and state telecommunications laws and regulations.

        Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is Mellon Investor Services, LLC. The transfer agent's address is 520 Pike Street, Suite 1220, Seattle, Washington 98101, and its telephone number is (206) 674-3033.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
NON-UNITED STATES HOLDERS OF CLASS A COMMON STOCK

        The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a non-U.S. holder. In general, a non-U.S. holder is a beneficial owner of Class A common stock that is:

  •
  an individual who is not a citizen or resident of the U.S.;

  •
  a corporation or other entity treated as a corporation for U.S. tax purposes that is not organized or created under U.S. law;

  •
  an estate that is not taxable in the U.S. on its worldwide income; or

  •
  a trust that is either not subject to primary supervision over its administration by a U.S. court or not subject to the control of a U.S. person with respect to substantial trust decisions.

        If you are a partner in a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, that holds Class A common stock, your tax treatment generally will depend upon your U.S. tax status and upon the activities of the partnership. If you are a partner of a partnership (or entity treated as a partnership) holding Class A common stock, we suggest that you consult your tax advisor.

        If you are an individual, you may be deemed to be a resident alien, rather than a nonresident alien, in any calendar year by virtue of being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in that calendar year (counting for such purposes all of the days present in that year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the final and temporary U.S. Treasury Regulations promulgated thereunder and published administrative and judicial interpretations thereof, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect.

        This discussion does not address all aspects of U.S. federal taxation, and in particular is limited as follows:

  •
  the discussion assumes that you hold your Class A common stock as a capital asset and that you do not have a special tax status, such as a financial institution, an insurance company, a tax-exempt organization or a broker-dealer or trader in securities;

  •
  the discussion does not consider tax consequences that depend upon your particular tax situation;

  •
  the discussion does not consider special tax provisions that may be applicable to you if you have relinquished U.S. citizenship or residence;

  •
  the discussion does not cover state, local or non-U.S. tax consequences;

  •
  the discussion does not consider the tax consequences for shareholders, partners, owners or beneficiaries of a non-U.S. holder; and

  •
  we have not requested a ruling from the Internal Revenue Service ("IRS") on the tax consequences of owning the Class A common stock. As a result, the IRS could disagree with portions of this discussion.

        Each prospective purchaser of Class A common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our Class A common stock as well as any tax consequences that may arise under the laws of any state, municipality or other taxing jurisdiction within or outside the United States.

Distributions

        Distributions paid on the shares of Class A common stock generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of your basis in the shares of Class A common stock, reducing that adjusted basis, and the balance of the distribution in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange of the Class A common stock (as discussed below).

        Subject to the discussion below, a U.S. withholding tax of 30% generally will be imposed on any distribution we make to you, to the extent it constitutes a dividend under the rules described in the preceding paragraph, unless a reduced withholding tax rate is specified by an applicable income tax treaty. To obtain the benefit of a reduced withholding tax rate under a treaty, you generally must provide us or our paying agent, as the case may be, with a properly completed IRS Form W-8BEN certifying that you qualify for a reduced withholding tax rate. If you hold Class A common stock through a foreign partnership or a foreign intermediary, the partnership or intermediary may also need to satisfy certification requirements.

        The withholding tax described in the preceding paragraph does not apply if you are engaged in a trade or business in the U.S. and if dividends on the Class A common stock are effectively connected with the conduct of such trade or business and, if an applicable U.S. income tax treaty requires, are attributable to a permanent establishment which you maintain in the U.S. You will be required, under applicable Treasury Regulations, to provide us or our paying agent, as the case may be, with a properly completed IRS Form W-8ECI in order to claim an exemption from U.S. withholding tax under the rule discussed above. Although exempt from U.S. withholding tax, (provided the certification requirements discussed above are met) you generally will be subject to U.S. federal income tax on such dividends in the same manner as if you were a U.S. resident. Non-corporate U.S. residents currently are subject to a maximum U.S. federal income tax rate of 15% on dividends, provided certain holding requirements are met. If you are a foreign corporation, you may be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on your effectively connected earnings and profits, as adjusted for certain items.

        You may obtain a refund of any excess amounts withheld by timely filing with the IRS an appropriate claim for refund along with the required information.

Gain On Disposition Of Class A Common Stock

        You generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

  •
  the gain is effectively connected with a trade or business you conduct in the U.S. and, if a tax treaty is applicable, the gain is attributable to a permanent establishment you maintain in the U.S., in which case the gain will be subject to U.S. federal income tax as if you were a U.S. resident. If you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless you qualify for a lower rate under an applicable income tax treaty and you properly document such qualification;

  •
  we are or have been a "U.S. real property holding corporation" ("USRPHC") at any time during the shorter of the five-year period preceding the disposition or the period during which you hold the Class A common stock. We believe that we are not currently and do not expect to become in the future a USRPHC for U.S. federal income tax purposes; or

  •
  if you are an individual, you hold the Class A common stock as a capital asset, are present in the U.S. for 183 or more days during the taxable year of the sale and certain conditions are met.

        If you are not a corporation and you are subject to U.S. federal income tax on gain you recognize on the sale or exchange of Class A common stock under either of the first two of these exceptions, a reduced U.S. federal income tax rate of 15% may apply to such gain, provided that you have held the Class A common stock for more than one year.

Information Reporting Requirements And Backup Withholding

        We must report annually to the IRS the amount of dividends paid to each non-U.S. holder, the name and address of the holder, and the amount of any tax withheld from the payment. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an income tax treaty or agreement.

        Under some circumstances, if you fail to certify your status as a non-U.S. holder on a properly completed IRS Form W-8BEN, additional information reporting and backup withholding is required on distributions paid to you with respect to Class A common stock. Backup withholding currently applies at a rate of 28%.

        In addition, you may have to comply with specific certification procedures to establish your non-U.S. status in order to avoid information reporting and backup withholding on proceeds from a disposition of Class A common stock.

        Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is timely furnished to the IRS.

Federal Estate Tax

        An individual non-U.S. holder who owns Class A common stock at the time of his or her death, or who had made certain lifetime transfers of an interest in Class A common stock while retaining certain powers, rights or interests in the stock, will be required to include the value of that Class A common stock in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

THE FOREGOING DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF CLASS A COMMON STOCK BY NON-U.S. HOLDERS. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK, INCLUDING THE EFFECT OF ANY U.S., STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, AND ANY APPLICABLE INCOME OR ESTATE TAX TREATY.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2003, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
UBS Securities LLC
Wachovia Capital Markets, LLC

Total	33,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        DLJ Merchant Banking Partners and Madison Dearborn Partners have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 4,950,000 additional shares from them at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                        per share. The underwriters and selling group members may allow a discount of $                        per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

        Our officers, directors, certain of our existing stockholders and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Morgan Stanley & Co. Incorporated for a period of 90 days after the date of this prospectus, except transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Certain of the underwriters and their affiliates have engaged in transactions with and performed commercial and investment banking, financial advisory and/or lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed on for us by Summit Law Group, PLLC, Seattle, Washington. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York. Certain other legal matters will be passed upon for us by our special FCC counsel, Catalano & Plache, PLLC, Washington, D.C.; our special banking counsel, Heller Ehrman White & McAuliffe LLP, Seattle, Washington; and our special tax counsel, Davis Wright Tremaine LLP, Seattle, Washington.

EXPERTS

        The consolidated financial statements of Nextel Partners, Inc. as of December 31, 2002, and for the year then ended, have been included and incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to the audit of the disclosures added to revise the 2001 and 2000 consolidated financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by us as of January 1, 2002, as more fully described in Note 1 to the consolidated financial statements. However, KPMG LLP was not engaged to audit, review or apply any procedures to the 2001 and 2000 consolidated financial statements other than with respect to such disclosures.

        The consolidated financial statements of Nextel Partners, Inc. and subsidiaries for the years ended December 31, 2000 and 2001 included in and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Arthur Andersen has not consented to the inclusion or incorporation of their report in the registration statement and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the inclusion of their report in the registration statement, it may become more difficult for you to seek remedies against Arthur Andersen in connection with any material misstatement or omission that may be contained in our consolidated financial statements and schedules for such periods. In particular, and without limitation, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

        You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

        This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC relating to the Class A common stock sold in this offering. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules as permitted by the rules and regulations of the SEC. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of the offering of the notes and common stock under this prospectus will automatically update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:

Our SEC Filings	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2002, filed on March 27, 2003
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003, filed on May 13, 2003
Quarterly Report on Form 10-Q	Quarter ended June 30, 2003, filed on August 14, 2003
Current Reports on Form 8-K	Filed on May 6, 2003, May 8, 2003, June 6, 2003, June 12, 2003, June 17, 2003, June 23, 2003, July 3, 2003, July 21, 2003, July 24, 2003, and July 30, 2003 (two item 5 reports only)

The description of our Class A common stock contained in our registration statement on Form 8-A pursuant to Section 12(g) of the Exchange Act, and any amendment or report filed for the purpose of updating this description	Filed on February 22, 2000

Proxy statement, with respect to the information required by Items 401 (management), 402 (executive compensation), 403 (securities ownership) and 404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act and Exchange Act	Annual Meeting held on May 8, 2003; filed on April 10, 2003
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (other than current reports furnished under Item 9 or Item 12 of Form 8-K)	After the date of this prospectus and prior to the termination of the offering

        Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document. We will provide upon written or oral request without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the documents which are incorporated in this prospectus by reference (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written requests for copies should be directed to Nextel Partners, Inc., Investor Relations, 4500 Carillon Point, Kirkland, Washington 98033. Our telephone number is (425) 576-3600.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
FINANCIAL STATEMENT SCHEDULES

Independent Auditors' Report

The Board of Directors
Nextel Partners, Inc.:

        We have audited the 2002 consolidated financial statements of Nextel Partners, Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The 2001 and 2000 consolidated financial statements of Nextel Partners, Inc. and subsidiaries as listed in the accompanying index were audited by other auditors who have ceased operations. Those auditors' report, dated January 25, 2002, on those consolidated financial statements, was unqualified, before the revision described in Note 1 to the consolidated financial statements, and included an explanatory paragraph that described the change in the Company's method of accounting for derivative instruments and hedging activities effective January 1, 2001, and the change in the Company's method of accounting for equipment revenues, activation fees and related costs effective January 1, 2000.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nextel Partners, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 and 2000 consolidated financial statements of Nextel Partners, Inc. and subsidiaries as listed in the accompanying index were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of Nextel Partners, Inc. and subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

/s/ KPMG LLP
Seattle, Washington
January 31, 2003

REPORT OF PRIOR INDEPENDENT PUBLIC ACCOUNTANTS

THE FOLLOWING REPORT OF ARTHUR ANDERSEN LLP (ANDERSEN) IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY ANDERSEN ON JANUARY 25, 2002. THE REPORT OF ANDERSEN IS INCLUDED IN THIS PROSPECTUS PURSUANT TO RULE 2-02(E) OF REGULATION S-X. AFTER REASONABLE EFFORTS, THE COMPANY HAS NOT BEEN ABLE TO OBTAIN A REISSUED REPORT FROM ANDERSEN. ANDERSEN HAS NOT CONSENTED TO THE INCLUSION OF ITS REPORT IN THIS PROSPECTUS. BECAUSE ANDERSEN HAS NOT CONSENTED TO THE INCLUSION OF ITS REPORT IN THIS PROSPECTUS, IT MAY BE DIFFICULT TO SEEK REMEDIES AGAINST ANDERSEN AND THE ABILITY TO SEEK RELIEF AGAINST ANDERSEN MAY BE IMPAIRED.

To Nextel Partners, Inc.:

        We have audited the accompanying consolidated balance sheets of Nextel Partners, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nextel Partners, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities, and effective January 1, 2000, the Company changed its method of accounting for equipment revenues, activation fees and related costs.

/s/ Arthur Andersen LLP
Seattle, Washington
January 25, 2002

NEXTEL PARTNERS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(dollars in thousands, except per share amounts)

	As of December 31,
			As of June 30, 2003
	2001	2002
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$304,359	$67,522	$72,428
Short-term investments	252,926	127,507	135,395
Accounts receivable, net of allowance $4,068, $10,197 and $12,349, respectively	85,129	130,459	134,999
Subscriber equipment inventory	7,115	16,413	15,820
Receivable from officer	—	2,200	—
Other current assets	9,540	13,393	18,738

Total current assets	659,069	357,494	377,380

PROPERTY, PLANT AND EQUIPMENT, at cost	968,268	1,222,183	1,310,265
Less—accumulated depreciation and amortization	(122,334)	(222,107)	(286,712)

Property, plant and equipment, net	845,934	1,000,076	1,023,553

OTHER NON-CURRENT ASSETS:
FCC licenses, net of accumulated amortization of $8,744	283,728	348,440	368,958
Debt issuance costs, net of accumulated amortization of $9,061, $13,527 and $15,858, respectively	30,790	29,915	33,888
Receivable from officer	2,200	—	—

Total non-current assets	316,718	378,355	402,846

TOTAL ASSETS	$1,821,721	$1,735,925	$1,803,779

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$71,009	$57,374	$45,735
Accrued expenses and other current liabilities	54,016	80,502	84,078
Due to Nextel WIP	2,947	23,691	5,273

Total current liabilities	127,972	161,567	135,086

LONG-TERM OBLIGATIONS:
12 1/2% Senior notes due 2009	210,492	211,572	212,187
14% Senior discount notes due 2009	392,337	425,861	21,312
11% Senior notes due 2010	400,000	390,000	390,000
8 1/8% Senior notes due 2011	—	—	450,000
1 1/2% Convertible Senior notes due 2008	—	—	175,000
Credit facility—term B, C and D	325,000	373,312	371,438
Long-term capital lease obligation	—	23,855	22,611
Deferred income taxes	—	18,188	43,666
Other long-term liabilities	15,395	20,220	20,265

Total long-term obligations	1,343,224	1,463,008	1,706,479

Total liabilities	1,471,196	1,624,575	1,841,565

COMMITMENTS AND CONTINGENCIES (See Notes)
REDEEMABLE PREFERRED STOCK, Series B redeemable 2010, par value $.001 per share, 12% cumulative annual dividend; 13,110,000 shares issued and outstanding	31,021	34,971	37,112

STOCKHOLDERS' EQUITY:
Common stock, Class A, par value $.001 per share 165,562,642, 170,797,589 and 172,204,396 shares, respectively, issued and outstanding, and paid-in capital	865,807	897,756	907,000
Common stock, Class B, par value $.001 per share convertible, 79,056,228 shares issued and outstanding, and paid-in capital	163,312	163,312	163,312
Accumulated deficit	(697,010)	(983,444)	(1,143,691)
Deferred compensation	(12,605)	(1,245)	(1,519)

Total stockholders' equity	319,504	76,379	(74,898)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,821,721	$1,735,925	$1,803,779

The accompanying notes are an integral part of these consolidated financial statements

NEXTEL PARTNERS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except for share and per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
REVENUES:
Service revenues (Received from Nextel WIP $24,685, $58,087, $79,471, $35,349 and $49,866, respectively)	$130,125	$363,573	$646,169	$281,082	$427,049
Equipment revenues	5,745	13,791	24,519	13,155	15,029

Total revenues	135,870	377,364	670,688	294,237	442,078

OPERATING EXPENSES:
Cost of service revenues (excludes depreciation of $35,148, $71,346, $100,138, $45,644 and $64,135, respectively) (paid to Nextel WIP $20,506, $58,403, $79,369, $36,953 and $43,813, respectively)	84,962	192,728	267,266	127,779	149,073
Cost of equipment revenues	26,685	59,202	87,130	43,170	44,935
Selling, general and administrative (paid to Nextel WIP $3,419, $4,500, $6,996, $2,576 and $4,532, respectively)	117,975	210,310	313,668	146,916	187,369
Stock based compensation (primarily selling, general and administrative related)	70,144	30,956	12,670	5,756	481
Depreciation and amortization	38,044	76,491	101,185	45,647	65,994

Total operating expenses	337,810	569,687	781,919	369,268	447,852

LOSS FROM OPERATIONS	(201,940)	(192,323)	(111,231)	(75,031)	(5,774)
Interest expense, net	(102,619)	(126,096)	(164,583)	(80,157)	(79,397)
Interest income	63,132	32,473	7,091	4,517	1,282
Gain (loss) on early retirement of debt	(23,485)	—	4,427	—	(68,127)
Loss from disposal of assets	(228)	—	—	—	—

LOSS BEFORE DEFERRED INCOME TAX PROVISION AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(265,140)	(285,946)	(264,296)	(150,671)	(152,016)
Deferred income tax provision	—	—	(18,188)	(14,058)	(6,090)

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(265,140)	(285,946)	(282,484)	(164,729)	(158,106)
Cumulative effect of change in accounting principle, net of $0 income tax	—	(1,787)	—	—	—

NET LOSS	(265,140)	(287,733)	(282,484)	(164,729)	(158,106)
Mandatorily redeemable preferred stock dividends	(5,667)	(3,504)	(3,950)	(1,899)	(2,141)

LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(270,807)	$(291,237)	$(286,434)	$(166,628)	$(160,247)

LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED:
Loss before cumulative effect of change in accounting principle	$(1.33)	$(1.19)	$(1.17)	$(0.68)	$(0.64)
Cumulative effect of change in accounting principle	—	(0.01)	—	—	—

	$(1.33)	$(1.20)	$(1.17)	$(0.68)	$(0.64)

Weighted average number of shares outstanding	203,783,474	242,472,070	244,933,275	244,244,960	250,718,365

The accompanying notes are an integral part of these consolidated financial statements

NEXTEL PARTNERS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2000, 2001 and 2002, and the Six Months Ended June 30, 2003
(dollars in thousands)

			Class A Common Stock and Paid-In Capital		Class B Common Stock and Paid-In Capital
	Preferred Stock
							Warrants Outstanding	Other Capital	Accumulated Deficit	Subscriptions Receivable	Deferred Compensation
	Shares	Amount	Shares	Amount	Shares	Amount						Total
BALANCE
December 31, 1999	216,727,272	$36	9,593,328	$145,420	—	$—	$3,847	$357,028	$(134,966)	$(83,048)	$(117,701)	$170,616
Initial public offering conversion to common stock
Series A preferred stock	(125,834,646)	(21)	125,834,646	208,163	—	—	—	(208,142)	—	—	—	—
Series C preferred stock	(64,672,626)	(11)	—	—	64,672,626	110,742	—	(110,731)	—	—	—	—
Series D preferred stock	(13,110,000)	(2)	—	—	13,110,000	22,266	—	(22,264)	—	—	—	—
Series B preferred stock reclassed	(13,110,000)	(2)	—	—	—	—	—	(21,848)	—	—	—	(21,850)
Series B redeemable preferred stock dividend	—	—	—	—	—	—	—	—	(5,667)	—	—	(5,667)
Initial public offering stock issued	—	—	27,025,000	540,500	—	—	—	—	—	—	—	540,500
Net loss	—	—	—	—	—	—	—	—	(265,140)	—	—	(265,140)
Equity issuance costs	—	—	—	(31,223)	—	(5,957)	—	5,957	—	—	—	(31,223)
Deferred compensation—options forfeited	—	—	—	(2,938)	—	—	—	—	—	—	2,938	—
Vesting of deferred compensation	—	—	—	—	—	—	—	—	—	—	70,144	70,144
Subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	75,637	—	75,637
Warrants exercised by stockholder	—	—	2,434,260	3,851	—	—	(3,847)	—	—	—	—	4
Class B common stock issued	—	—	—	—	1,273,602	36,261	—	—	—	—	—	36,261
Stock options exercised	—	—	85,000	142	—	—	—	—	—	—	—	142
Stock issued for employee stock purchase plan	—	—	42,768	791	—	—	—	—	—	—	—	791

BALANCE
December 31, 2000	—	—	165,015,002	864,706	79,056,228	163,312	—	—	(405,773)	(7,411)	(44,619)	570,215
Series B redeemable preferred stock dividend	—	—	—	—	—	—	—	—	(3,504)	—	—	(3,504)
Net loss	—	—	—	—	—	—	—	—	(287,733)	—	—	(287,733)
Deferred compensation—options forfeited	—	—	—	(1,058)	—	—	—	—	—	—	1,058	—
Vesting of deferred compensation	—	—	—	—	—	—	—	—	—	—	30,956	30,956
Subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	7,411	—	7,411
Stock options exercised	—	—	322,375	561	—	—	—	—	—	—	—	561
Stock issued for employee stock purchase plan	—	—	225,265	1,598	—	—	—	—	—	—	—	1,598

BALANCE
December 31, 2001	—	—	165,562,642	865,807	79,056,228	163,312	—	—	(697,010)	—	(12,605)	319,504
Series B redeemable preferred stock dividend	—	—	—	—	—	—	—	—	(3,950)	—	—	(3,950)
Net loss	—	—	—	—	—	—	—	—	(282,484)	—	—	(282,484)
Issuance of stock options and restricted stock	—	—	180,000	4,710	—	—	—	—	—	—	(4,710)	—
Conversion of long-term debt to common stock, net	—	—	4,064,538	28,056	—	—	—	—	—	—	—	28,056
Deferred compensation—options forfeited	—	—	—	(3,400)	—	—	—	—	—	—	3,400	—
Vesting of deferred compensation	—	—	—	—	—	—	—	—	—	—	12,670	12,670
Stock options exercised	—	—	420,987	816	—	—	—	—	—	—	—	816
Stock issued for employee stock purchase plan	—	—	569,422	1,767	—	—	—	—	—	—	—	1,767

BALANCE
December 31, 2002	—	—	170,797,589	897,756	79,056,228	163,312	—	—	(983,444)	—	(1,245)	76,379
Series B redeemable preferred stock dividend	—	—	—	—	—	—	—	—	(2,141)	—	—	(2,141)
Net loss	—	—	—	—	—	—	—	—	(158,106)	—	—	(158,106)
Conversion of long-term debt to common stock, net	—	—	1,076,000	6,896	—	—	—	—	—	—	—	6,896
Reclass compensation accrual for stock options vested	—	—	—	500	—	—	—	—	—	—	—	500
Vesting of deferred compensation	—	—	—	—	—	—	—	—	—	—	481	481
Stock options exercised	—	—	134,744	246	—	—	—	—	—	—	—	246
Stock issued for employee purchase plan	—	—	196,036	847	—	—	—	—	—	—	—	847
Deferred compensation	—	—	—	755	—	—	—	—	—	—	(755)	—

BALANCE June 30, 2003 (unaudited)	—	$—	172,204,369	$907,000	79,056,228	$163,312	$—	$—	$(1,143,691)	$—	$(1,519)	$(74,898)

The accompanying notes are an integral part of these consolidated financial statements

NEXTEL PARTNERS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(265,140)	$(287,733)	$(282,484)	$(164,729)	$(158,106)
Adjustments to reconcile net loss to net cash used in operating activities
Deferred income tax provision	—	—	18,188	14,058	6,090
Depreciation and amortization	38,044	76,491	101,185	45,647	65,994
Amortization of debt issuance costs	3,259	3,683	4,466	2,219	2,331
Interest accretion for senior discount notes	43,128	44,852	55,464	26,773	26,802
Bond discount amortization	—	70	1,079	504	616
Loss (gain) on retirement of debt	23,485	—	(4,427)	—	68,127
Fair value adjustments of derivative instruments	—	5,181	2,326	595	(1,406)
Cumulative effect of change in accounting principle	—	1,787	—	—	—
Stock based compensation	70,144	30,956	12,670	5,756	481
Other	(314)	(605)	(447)	(198)	313
Loss on disposal of assets	228	—	—	—	—
Changes in current assets and liabilities:
Accounts receivable, net	(27,740)	(50,217)	(45,330)	(24,756)	(4,540)
Subscriber equipment inventory	(1,451)	(3,969)	(9,298)	(1,180)	593
Other current and long-term assets	(9,114)	7,928	(6,149)	(5,570)	(3,497)
Accounts payable, accrued expenses and other liabilities	6,160	16,835	28,044	5,908	(15,570)
Operating advances due to/(from) Nextel WIP	3,283	847	8,244	1,184	(8,887)

Net cash used in operating activities	(116,028)	(153,894)	(116,469)	(93,789)	(20,659)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(264,513)	(398,611)	(274,911)	(148,054)	(84,824)
FCC licenses	(54,152)	(43,506)	(52,156)	(34,416)	(13,607)
Proceeds from sale and maturities of short-term investments, net	(195,338)	181,868	125,419	32,432	(7,888)

Net cash used in investing activities	(514,003)	(260,249)	(201,648)	(150,038)	(106,319)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt Repayments	—	—	—	—	(486,497)
Proceeds from sale of common stock	540,500	—	—	—	—
Proceeds from borrowings	400,000	210,422	50,000	50,000	625,000
Payment to redeem 14% senior discount notes	(191,233)	—	—	—	—
Exercise of warrants	4	—	—	—	—
Stock options exercised	142	561	816	435	246
Proceeds from stock issued for employee stock purchase plan	791	1,598	1,767	929	847
Restricted cash transfer	175,000	—	—	—	—
Proceeds from equity contributions	75,637	7,411	—	—	—
Proceeds from sale lease-back transactions	9,259	10,425	30,591	1,848	6,250
Costs of equity issuance	(31,223)	—	(22)	(5)	—
Capital lease payment	—	—	—	—	(1,114)
Debt issuance costs	(9,567)	(5,467)	(1,872)	(1,480)	(12,848)

Net cash provided by financing activities	969,310	224,950	81,280	51,727	131,884

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	339,279	(189,193)	(236,837)	(192,100)	4,906
CASH AND CASH EQUIVALENTS, beginning of period	154,273	493,552	304,359	304,359	67,522

CASH AND CASH EQUIVALENTS, end of period	$493,552	$304,359	$67,522	$112,259	$72,428

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
Contribution of FCC licenses from Nextel Communications, Inc.	$36,261	$—	$—	$—	$—

Cash paid for taxes	$—	$—	$—	$—	$—

Capitalized interest on accretion of senior discount notes	$6,820	$4,801	$1,136	$612	$373

Accretion of redeemable preferred stock dividends	$5,667	$3,504	$3,950	$1,899	$2,141

Acquisition of equipment with capital lease	$—	$—	$27,453	$—	$—

Retirement of long-term debt with common stock	$—	$—	$28,078	$—	$6,973

CASH PAID FOR INTEREST, net of capitalized amount	$43,176	$70,138	$98,777	$48,105	$51,359

The accompanying notes are an integral part of these consolidated financial statements

NEXTEL PARTNERS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2000, 2001 and 2002
and Six Months Ended June 30, 2002 and 2003

(Amounts and disclosures as of June 30, 2003 and for the six-month periods ended
June 30, 2002 and 2003 are unaudited)

1.    OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        Nextel Partners ("We") provide a wide array of digital wireless communications services throughout the United States, primarily to business users, utilizing frequencies licensed by the FCC. Our operations are primarily conducted by Nextel Partners Operating Corporation, ("OPCO"), a wholly owned subsidiary. Substantially all of our assets, liabilities, operating losses and cash flows are within OPCO and our other wholly owned subsidiaries.

        Our digital network ("Nextel Digital Mobile Network") has been developed with advanced mobile communication systems employing digital technology developed by Motorola (such technology is referred to as the "integrated Digital Enhanced Network" or "iDEN") with a multi-site configuration permitting frequency reuse. Our principal business objective is to offer high-capacity, high-quality, advanced communication services in our territories throughout the United States targeted towards mid-sized and tertiary markets. Various operating agreements entered into by our subsidiaries and Nextel WIP Corp. ("Nextel WIP"), an indirect wholly owned subsidiary of Nextel Communications, Inc. ("Nextel") provide for support services to be provided by Nextel WIP (see Note 11).

Interim Financial Statement Presentation

        Our interim consolidated financial statements for the six-month periods ended June 30, 2002 and 2003 have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial reporting. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations for interim financial statements. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes contained in this prospectus.

        The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments and accruals), which are, in the opinion of management, necessary for the fair presentation of the results of the interim periods. The results of operations for the six-month period ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003.

Concentration of Risk

        We believe that the geographic and industry diversity of our customer base minimizes the risk of incurring material losses due to concentration of credit risk.

        We are a party to certain equipment purchase agreements with Motorola (see Note 11). For the foreseeable future we expect that we will need to rely on Motorola for the manufacture of a substantial portion of the infrastructure equipment necessary to construct and make operational our digital mobile network as well as for the provision of digital mobile telephone handsets and accessories.

        As previously discussed, we are reliant on Nextel WIP for the provision of certain services. For the foreseeable future, we will need to rely on Nextel WIP for the provision of these services, as we will not have the infrastructure to support those services.

        In addition, if Nextel encounters financial or operating difficulties relating to its portion of the Nextel Digital Mobile Network, or experiences a significant decline in customer acceptance of services and products, our business may be adversely affected, including the quality of our services, the ability of our customers to roam within the entire network and our ability to attract and retain customers.

        We are subject to the risks and challenges experienced by other companies at a similar stage of development including dependence on key individuals, successful marketing of products and services, and competition from larger companies with greater financial and marketing resources. We expect to continue to incur operating losses and to generate negative cash flow from operating activities at least through 2003. We, however, believe based on the amount of cash on hand and available borrowings under our line of credit, based on our projections, we will have sufficient funds to enable us to continue as a going concern past the end of 2003.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

        The consolidated financial statements include our accounts and those of our wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Net Loss per Share

        In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic earnings per share is computed by dividing loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing loss attributable to common stockholders by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of shares of common stock issuable upon the conversion of the convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). As presented, basic and diluted loss per share are equal since common equivalent shares are excluded from the calculation of diluted earnings per share as their effects are antidilutive due to our net losses. For the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003, approximately 4.9 million, 1.9 million, 710,000, 544,770 and 180,000 shares of restricted stock, respectively, and 8.5 million, 11.6 million, 16.5 million, 14.7 million and 19.2 million stock options, respectively, were excluded from the calculation of common equivalent shares, as their effects are antidilutive. In addition, as of June 30, 2003 approximately 23.1 million shares issuable upon the assumed conversion of our 1 1/2% senior convertible notes were excluded from the calculation of common equivalent shares, as their effects are antidilutive.

        The following schedule is our earnings per share calculation for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	(dollars in thousands, except per share amounts)
Loss attributable to common stockholders (numerator for basic and diluted)	$(270,807)	$(291,237)	$(286,434)	$(166,628)	$(160,247)

Gross weighted average common shares outstanding (denominator for basic and diluted)	205,690,415	243,016,840	245,556,250	244,789,730	250,898,365
Less:
Weighted average common shares subject to repurchase	(1,906,941)	(544,770)	(622,975)	(544,770)	(180,000)

Shares used in computation	203,783,474	242,472,070	244,933,275	244,244,960	250,718,365

Basic and diluted net loss per share	$(1.33)	$(1.20)	$(1.17)	$(0.68)	$(0.64)

Cash and Cash Equivalents

        Cash equivalents include time deposits and highly liquid investments with remaining maturities of three months or less at the time of purchase.

Short-Term Investments

        Marketable debt securities with original purchase maturities greater than three months are classified as short-term investments. Short-term investments at December 31, 2001 and 2002 and June 30, 2003 consist of U.S. Treasury, mortgage-backed securities, and commercial paper. We classify our debt securities as trading because the securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings.

        The fair value of our debt securities by major security type at December 31, were as follows:

	At December 31,
	2001	2002
	(in thousands)
U.S. Treasury	$206,837	$—
Mortgage-backed securities	12,345	127,507
Commercial paper	33,744	—

Total short-term investments	$252,926	$127,507

        These investments are subject to price volatility associated with any interest-bearing instrument. Net realized gains on trading securities during the years ended December 31, 2000, 2001 and 2002 were $512,000, $2.5 million and $307,000, respectively, and are included in interest income. Net unrealized holdings gains on trading securities held at year end for 2002 and included in interest income were $224,000 and net unrealized holdings losses on trading securities held at year end for 2001 and included in interest income were $134,000.

        The contractual maturities for the mortgage-backed securities were an average of approximately eleven and ten months as of December 31, 2001 and 2002, respectively. For the U.S. Treasuries and commercial paper, contractual maturities were an average of eleven and five months, respectively, as of December 31, 2001.

Accounts Receivable

        Accounts receivable are recorded at the invoiced amount and include late payment fee charges for unpaid balances. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses that will occur in our existing accounts receivable balance. We review our allowance for doubtful accounts monthly. We determine the allowance based on the age of the balances and our experience of collecting on certain account types such as corporate, small business, government or other various classifications. Account balances are charged off against the allowance after all means of collection have been exhausted internally and the potential for recovery is considered remote or delegated to a third-party collection agency.

Subscriber Equipment Inventory

        Subscriber equipment is valued at the lower of cost or market. Cost for the equipment is determined by the first-in, first-out method. Equipment costs in excess of the revenue generated from equipment sales, or equipment subsidies, are expensed at the point of sale. We do not recognize the expected telephone subsidy prior to the point of sale due to the fact that we expect to recover the equipment subsidy through service revenues and the marketing decision to sell the equipment at less than cost is confirmed at the point of sale.

Property, Plant and Equipment

        Property, plant and equipment, including the assets under capital lease and improvements that extend useful lives, are recorded at cost, while maintenance and repairs are charged to operations as incurred. Depreciation and amortization, including the assets under capital lease, are computed using the straight-line method based on estimated useful lives of up to thirty-one years for cell site shelters, three to ten years for equipment and three to seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the respective lives of the leases or the useful lives of the improvements.

        We follow the Accounting Standards Executive Committee Statement of Position ("SOP") 98-1. "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP requires the capitalization of certain costs incurred in developing or obtaining software for internal use. The majority of our software costs are amortized over three years, with the exception of the costs pertaining to the billing system which is amortized over seven years. As of December 31, 2001 and 2002, we had a net book value of $2.5 million and $23.9 million, respectively, of capitalized software costs. During the years ended December 31, 2000, 2001 and 2002, we recorded $841,000, $1.6 million and $3.8 million, respectively, in amortization expense.

        Construction in progress includes labor, materials, transmission and related equipment, engineering, site design, interest and other costs relating to the construction and development of our digital mobile network. Assets under construction are not depreciated until placed into service.

Long-Lived Assets

        Our long-lived assets consist principally of property, plant and equipment. It is our policy to assess impairment of long-lived assets pursuant with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This includes determining if certain triggering events have occurred, including significant decreases in the market value of certain assets, significant changes in the manner in which an asset is used, significant changes in the legal climate or business climate that could affect the value of an asset, or current period or continuing operating or cash flow losses or projections that demonstrate continuing losses associated with certain assets used for the purpose of producing revenue that might be an indicator of impairment. When we perform the SFAS No. 144 impairment tests, we identify the appropriate asset group to be our network system, which includes the grouping of all our assets required to operate our portion of the Nextel Digital Mobile Network and provide service to our customers. We based this conclusion of asset grouping on the revenue dependency, operating interdependency and shared costs to operate our network. Thus far, we believe none of these factors has occurred and therefore have not recorded any impairment charges.

Sale-Leaseback Transactions

        We periodically enter into transactions whereby we transfer specified switching equipment and telecommunication towers and related assets to third parties, and subsequently lease all or a portion of these assets from these parties. During the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003 we received cash proceeds of approximately $9.3 million, $10.4 million, $30.6 million, $1.8 million and $6.3 million, respectively, for assets sold to third parties. No gains were recognized on these transactions.

Capitalized Interest

        Our wireless communications systems and FCC licenses represent qualifying assets pursuant to SFAS No. 34, "Capitalization of Interest Cost." We capitalized interest of approximately $15.7 million during 2000, $12.5 million during 2001 and $3.2 million during 2002.

FCC Licenses

        On January 1, 2002 we implemented SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead are reviewed at least annually for impairment and written down as a charge to results of operations only in the periods in which the recorded value of goodwill and certain intangibles exceeds fair value. We have determined that FCC licenses have indefinite lives; therefore, as of January 1, 2002, we no longer amortize the cost of these licenses. We performed asset impairment analyses on our FCC licenses as of January 1, 2002 for the adoption of SFAS No. 142 and our annual assessment during the fourth quarter of 2002. In both cases we determined there had been no impairment related to our FCC licenses. For our impairment analysis, we used the aggregate of all our FCC licenses, which constitutes the footprint of our portion of the Nextel Digital Mobile Network, as the unit of accounting for our FCC licenses based on the guidance in Emerging Issues Task Force, or EITF, Issue No. 02-7, "Unit of Accounting for Testing Impairment Indefinite-Lived Intangible Assets."

        As a result of adopting SFAS No. 142, we recorded a non-cash income tax provision. This charge is required because we have significant deferred tax liabilities related to FCC licenses with a lower tax than book basis as a result of accelerated and continued amortization of FCC licenses for tax purposes. Historically, we did not need a valuation allowance for the portion of our net operating loss equal to the amount of license amortization expected to occur during the carry forward period of our net operating loss. Since we ceased amortizing licenses for financial statement purposes on January 1, 2002, we can no longer estimate the amount, if any, of deferred tax liabilities related to our FCC licenses which will reverse during the net operating loss carry forward period. Accordingly, we increased the valuation allowance upon the adoption of SFAS No. 142 to $12.3 million and continue to increase the valuation allowance as the deferred tax liabilities related to FCC licenses increase. During the year ended December 31, 2002 and the six-month period ended June 30, 2003, we recorded an $18.2 million and $6.1 million, respectively, income tax provision relating to our FCC licenses.

        The following table illustrates the effect of FCC amortization on 2000 and 2001 results:

	Year Ended December 31,
	2000	2001
	(in thousands, except per share amounts)
Loss attributable to common stockholders (in thousands)
As reported	$(270,807)	$(291,237)
FCC license amortization, net of tax of $1,114 and $1,980	1,776	3,156

Adjusted	$(269,031)	$(288,081)

Loss per share attributable to common stockholders
As reported	$(1.33)	$(1.20)

Adjusted	$(1.32)	$(1.19)

        FCC operating licenses are recorded at historical cost. Our FCC licenses and the requirements to maintain the licenses are similar to other licenses granted by the FCC, including Personal Communications Services ("PCS") and cellular licenses, in that they are subject to renewal after the initial 10-year term. Historically, the renewal process associated with these FCC licenses has been perfunctory. The accounting for these licenses has historically not been constrained by the renewal and operational requirements.

Interest Rate Risk Management

        We use derivative financial instruments consisting of interest rate swap and interest rate protection agreements in the management of our interest rate exposures. In April 1999 and 2000, we entered into interest rate swap agreements for $60 million and $50 million, respectively, to partially hedge interest rate exposure with respect to our term B and C loans. These interest rate swap agreements have the effect of converting certain of our variable rate obligations to fixed or other variable rate obligations. Prior to the adoption of SFAS No. 133, amounts paid or received under the interest rate swap agreements were accrued as interest rates changed and recognized over the life of the swap agreement as an adjustment to interest expense. As of December 31, 2000, the fair values of the swap agreements were not recognized in the consolidated financial statements, since the swap agreements met the criteria for hedge accounting prior to adoption of SFAS No. 133.

        On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended by SFAS No. 138. These statements establish accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at fair value. The statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. If hedge accounting criteria are met, the changes in a derivative's fair value (for a cash flow hedge) are deferred in stockholders' equity as a component of comprehensive income. These deferred gains and losses are recognized as income in the period in which the hedge item and hedging instrument are settled. The ineffective portions of hedge returns are recognized as earnings. In accordance with SFAS No. 133, these swap agreements have been designated as ineffective cash flow hedges. Initial adoption resulted in the recording of an additional liability of $1.8 million. The interest rate swap agreements are included in other long-term liabilities on the balance sheet. For the years ended December 31, 2001 and 2002, we recorded a non-cash, non-operating charge of $5.2 million and $2.3 million, respectively, and for the six months ended June 30, 2002 and 2003, we recorded a non-cash, non-operating charge of $595,000 and a gain of $1.4 million, respectively, related to the change in market value of interest rate swap agreements in interest expense.

        We will not use financial instruments for trading or other speculative purposes, nor will we be a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management. We will be exposed to credit loss in the event of nonperformance by the counter parties. This credit risk is minimized by dealing with a group of major financial institutions with whom we have other financial relationships. We do not anticipate nonperformance by these counter parties. We are also subject to market risk should interest rates change.

Revenue Recognition

        Service revenue, net of customer discounts and adjustments, is recognized for airtime and other services over the period earned. We recognize revenue for phone equipment on a straight-line basis over the expected customer relationship, starting when the customer takes title. As required by Staff Accounting Bulletin No. 101 (SAB No. 101), "Revenue Recognition in Financial Statements," our activation fees and phone equipment revenues are deferred and recognized over three years. The decision to defer these revenues is based on the conclusion that while the service contract and the phone equipment revenues are a multiple element arrangement, the elements of the arrangement should not be accounted for separately. The key factor in our conclusion is that our wireless service is essential to the functionality of the phone, due to the fact that our phones, which have a "push to talk" feature, can only be used on our digital network. Concurrently, the related costs for the phone equipment are deferred solely to the extent of deferred revenues. The direct and incremental equipment costs in excess of revenues generated from phone equipment sales are expensed. Subsequent to the initial deferral, the amortization of deferred revenue is equal to the amortization of the deferred costs, resulting in no change to loss from operations or net loss. For the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003, we recognized $4.7 million, $12.0 million, $22.1 million, $9.6 million and $15.0 million, respectively, of activation fees and phone equipment revenues and equipment costs that had been previously deferred.

Advertising Costs

        Costs related to advertising and other promotional expenditures are expensed as incurred. Advertising costs totaled approximately $15.2 million, $25.7 million and $35.1 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Debt Issuance Costs

        In relation to the issuance of long-term debt discussed in Note 5, we incurred a cumulative total of $34.2 million, $39.6 million and $40.9 million in deferred financing costs as of December 31, 2000, 2001 and 2002, respectively. These debt issuance costs are being amortized over the terms of the underlying obligation using the effective interest rate method. For the years ended December 31, 2000, 2001 and 2002, $3.3 million, $3.7 million and $4.5 million of debt issuance costs, respectively, were amortized and included in interest expense.

Stock-Based Compensation

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We continue to apply the intrinsic value method for stock-based compensation to employees prescribed by Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." We have provided the disclosures required by SFAS No. 148.

        As required by SFAS No. 148, had compensation cost been determined based upon the fair value of the awards granted in 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003 our net loss and basic and diluted loss per share would have increased to the pro forma amounts indicated below:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	(dollars in thousands, except per share amounts)
Net loss, as reported	$(265,140)	$(287,733)	$(282,484)	$(164,729)	$(158,106)
Add stock-based employee compensation expense included in reported net income	70,144	30,956	12,670	5,756	481
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(75,366)	(48,411)	(35,855)	(17,534)	(13,443)

Pro forma net loss	$(270,362)	$(305,188)	$(305,669)	$(176,507)	$(171,068)

Basic and diluted loss per share
As reported	$(1.33)	$(1.20)	$(1.17)	$(0.68)	$(0.64)

Pro forma	$(1.36)	$(1.27)	$(1.26)	$(0.73)	$(0.69)

Weighted average fair value per share of options granted	$10.41	$3.82	$4.48	$5.56	$4.58

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 148 using the following assumptions:

	2000	2001	2002	2003
Expected stock price volatility	69%	69%	80%	80%
Risk-free interest rate	4.57% - 6.66%	4.57% - 6.66%	3.8%	3.8%
Expected life in years	5 years	5 years	6 years	6 years
Expected dividend yield	0.00%	0.00%	0.00%	0.00%

        The Black-Scholes option-pricing model requires the input of subjective assumptions and does not necessarily provide a reliable measure of fair value.

Income Taxes

        Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.

Segment Reporting

        SFAS No. 131 requires companies to disclose certain information about operating segments. Based on the criteria within SFAS No. 131, we have determined that we have one reportable segment: wireless services.

Reclassifications

        Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation including the reclassification of the loss on early retirement of debt for 2000 from an extraordinary item to other expense.

Asset Retirement Obligations

        During 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," ("SFAS No. 143") which addresses financial accounting and reporting for obligations associated with the reporting of obligations associated with the retirement of tangible long-lived assets and associated asset retirement obligations ("ARO"). Under the scope of this pronouncement, we have ARO associated with removal of equipment from cell sites and towers that we lease from third parties. Adoption of SFAS No. 143 did not materially impact our financial position or results of operations.

Recently Issued Accounting Pronouncements

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds certain requirements to present a gain or loss on the extinguishment of debt as an extraordinary item, eliminates an inconsistency between the accounting required for sale-leaseback transactions and for certain lease modifications that have similar economic effects, and amends other existing pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. As a result of the rescission of SFAS No. 4, the extraordinary loss from early extinguishment of debt presented in our financial statements during 2000 was reclassified into other income (expense). The provisions amending SFAS No. 13 and all other provisions are effective for transactions or financial statements issued on or after May 15, 2002. Other than the reclassification on our statement of operations, compliance with these provisions had no effect on our financial position, results of operations or cash flows.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities. It nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and Issue No. 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. In contrast, under Issue No. 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. We have not had any exit and disposal activities to date.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." The interpretation expands the accounting guidance of SFAS Nos. 5, 57 and 107 and incorporates without change the provisions of FASB Interpretation No. 34. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. We have concluded that this Interpretation does not require us to provide additional disclosure. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The implementation of this Interpretation did not have a material effect on our financial position or results of operations.

        In November 2002, the EITF issued a final consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Issue No. 00-21 provides guidance on how and when to recognize revenues on arrangements requiring delivery of more than one product or service. Issue No. 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. Companies may also elect to apply the provisions of Issue No. 00-21 to existing arrangements and record the income statement impact as a cumulative effect of a change in accounting principle.

        Under the provisions of Staff Accounting Bulletin, or SAB, No. 101, "Revenue Recognition in Financial Statements," we accounted for the sale of our phone equipment and the subsequent service to the customer as a single unit of accounting due to the fact that our wireless service is essential to the functionality of our phones. Accordingly, we recognized revenue from the phone equipment sales and an equal amount of the cost of phone equipment revenues over the expected customer relationship period, when title to the phone passed to the customer. Under EITF Issue No. 00-21, we no longer need to consider whether a customer is able to realize utility from the phone in the absence of the undelivered service. Given that we meet the criteria stipulated in EITF Issue No. 00-21, we account for the sale of a phone as a unit of accounting separate from the subsequent service to the customer. Accordingly, we will recognize revenue from phone equipment sales and the related cost of phone equipment revenues when title to the phone equipment passes to the customer for all arrangements entered into beginning in the third quarter 2003.

        We adopted EITF Issue No. 00-21 on July 1, 2003 and elected to prospectively apply the provisions to our existing customer arrangements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. We continue to apply the intrinsic value method for stock-based compensation to employees prescribed by Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." We have provided the disclosures required by SFAS No. 148 in Note 1 under the Stock-Based Compensation caption.

        In January 2003, the FASB issued Interpretation No. 46, Consolidated of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. We do not believe that we have any existing Variable Interest Entities that will require consolidation.

2.    CAPITAL LEASE

        In 2002, we entered into an agreement with a third party for a sale-leaseback of certain switch equipment. The closing of this transaction resulted in proceeds to us of approximately $28 million. The gain recognized on this transaction was not material. Our lease for the equipment qualifies as a capital lease. The following was recorded as equipment under capital lease at December 31, 2002:

(in thousands)
Equipment	$27,453
Accumulated amortization	(1,103)

Net equipment	$26,350

        The following is a schedule of the future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2002:

(in thousands)
2003	$5,227
2004	5,227
2005	5,227
2006	5,227
2007	5,227
Thereafter	10,454

Total minimum lease payments	36,589
Interest(1)	(9,793)

Present value of minimum lease payments	26,796
Current portion of capital lease obligation	(2,941)

Long-term portion of capital lease obligation	$23,855

(1)
Interest calculated based on the implicit rate in the lease agreement.

3.    PROPERTY AND EQUIPMENT

	December 31,
			June 30, 2003
	2001	2002
	(in thousands)
Building and improvements	$3,983	$7,101	$7,807
Equipment	807,730	1,016,492	1,092,566
Furniture and fixtures	34,571	85,345	95,170
Less—accumulated depreciation and amortization	(122,334)	(222,107)	(286,712)

Subtotal	723,950	886,831	908,831
Construction in progress	121,984	113,245	114,722

Total property and equipment	$845,934	$1,000,076	$1,023,553

        For the years ended December 31, 2000, 2001 and 2002, we recorded depreciation expense of $35.1 million, $71.3 million and $101.2 million, respectively, including $0, $0 and $1.0 million, respectively, for assets under capital lease.

4.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2001	2002
	(in thousands)
Accrued payroll and related	$22,744	$34,002
Accrued interest	16,668	18,306
Accrued network and interconnect	4,968	3,651
Current portion of long term debt and capital leases	—	4,629
Customer deposits	818	4,418
Accrued advertising	1,491	4,593
Other accrued expenses	7,327	10,903

Total accrued expenses and other current liabilities	$54,016	$80,502

5.    NON-CURRENT PORTION OF LONG-TERM DEBT

	December 31,
			June 30, 2003
	2001	2002
	(in thousands)
12 1/2% Senior Notes due November 15, 2009, net of $14.5 million, $13.4 million and $12.8 million discount at December 31, 2001 and 2002 and June 30, 2003, respectively	$210,492	$211,572	$212,187
14% Senior Redeemable Discount Notes due 2009, net of $127.7 million, $67.1 million and $1.8 million unamortized discount at December 31, 2001 and 2002 and June 30, 2003, respectively	392,337	425,861	21,312
11% Senior Notes due 2010, interest payable semiannually in cash and in arrears	400,000	390,000	390,000
1 1/2% Convertible Senior Notes due 2008, interest payable semi-annually in cash and in arrears	—	—	175,000
8 1/8% Senior Notes due 2011, interest payable semi-annually in cash and in arrears	—	—	450,000
Bank Credit Facility—Term B Loan, interest at Company's option, calculated on Administrative Agent's alternate base rate or reserve adjusted London Interbank Offered Rate ("LIBOR")	175,000	173,687	173,250
Bank Credit Facility—Term C Loan, interest at Company's option, calculated on Administrative Agent's alternate base rate or reserve adjusted LIBOR	150,000	149,625	148,188
Bank Credit Facility—Term D Loan, interest at Company's option, calculated on Administrative Agent's alternate base rate or reserve adjusted LIBOR	—	50,000	50,000
Capital Lease Obligations	—	23,855	22,611

Total long-term debt	$1,327,829	$1,424,600	$1,642,548

12 1/2% Senior Notes

        On December 4, 2001 we issued $225 million in aggregate principal amount 12 1/2% Senior Notes due 2009 (the "2001 Notes") in a private placement. We exchanged the 2001 Notes for registered notes having the same financial terms and covenants. The 2001 Notes were issued at a discount in which we received gross proceeds of $210.4 million and net proceeds of approximately $205.4 million. The discount on the 2001 Notes is amortized over the term of the debt. Interest accrues for the 2001 Notes at the rate of 12 1/2% per annum, payable semiannually in cash on May 15 and November 15 of each year, which commenced on May 15, 2002.

        The 2001 Notes represent senior unsecured obligations, and rank equally in right of payment to our entire existing and future senior unsecured indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The 2001 Notes are effectively subordinated to (i) all of our secured obligations, including borrowings under the bank credit facility, to the extent of assets securing such obligations and (ii) all indebtedness, including borrowings under the bank credit facility and trade payables of OPCO.

        The 2001 Notes contain certain covenants that limit, among other things, our ability to: (i) pay dividends, redeem capital stock or make certain other restricted payments or investments, (ii) incur additional indebtedness or issue preferred equity interests, (iii) merge, consolidate or sell all or substantially all of our assets, (iv) create liens on assets, and (v) enter into certain transactions with affiliates or related persons. As of December 31, 2002 and June 30, 2003, we were in compliance with applicable covenants.

        The 2001 Notes are redeemable at our option, in whole or in part, any time on or after November 15, 2005 in cash at the redemption price on that date, plus accrued and unpaid interest and liquidated damages if any, at the date of liquidation. In addition, prior to November 15, 2004, we may, on one or more occasions, redeem up to 35% of the aggregate principal amount of the 2001 Notes issued at a redemption price equal to 112 1/2% of the principal amount of the notes redeemed, plus accrued and unpaid interest and liquidated damages if any, with the net cash proceeds of one or more public equity offerings; provided that at least 65% of the 2001 Notes originally issued remains outstanding immediately after the occurrence of such redemption, and that the redemption occurs within 60 days of such sale.

14% Senior Redeemable Discount Notes

        On January 29, 1999, we completed the issuance of Senior Redeemable Discount Notes due 2009 (the "1999 Notes"). We exchanged the 1999 Notes for registered notes having the same financial terms and covenants. The aggregate accreted value of the 1999 Notes was to increase from $406.4 million at issuance at a rate of 14%, compounded semi-annually, to a final accreted value equal to a principal amount at maturity of $800 million. On April 18, 2000 we redeemed 35% of the 1999 Notes for approximately $191.2 million, net of a loss of approximately $23.5 million for early retirement of debt. The redemption was made with a portion of the proceeds we received from our initial public offering of Class A common stock. In November and December 2002 we exchanged approximately $27.0 million of the notes for 2,966,977 shares at an average share price of $6.91 of our Class A common stock. The remaining aggregate accreted value of the 1999 Notes will increase at a rate of 14%, compounded semi-annually, to a final accreted value equal to a principal amount of $493 million as of February 2004. Thereafter, the 1999 Notes bear interest at a rate of 14% per annum payable semi-annually in cash in arrears, with the initial interest payment beginning on August 1, 2004 through February 2009 when the 1999 notes mature and become due.

        The 1999 Notes represent our senior unsecured obligations, and rank equally in right of payment to our entire existing and future senior unsecured indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The 1999 Notes are effectively subordinated to (i) all of our secured obligations, including borrowings under the bank credit facility, to the extent of assets securing such obligations and (ii) all indebtedness including borrowings under the bank credit facility and trade payables of OPCO.

        The 1999 Notes contain certain covenants that limit, among other things, our ability to: (i) pay dividends, redeem capital stock or make certain other restricted payments or investments, (ii) incur additional indebtedness or issue preferred equity interests, (iii) merge, consolidate or sell all or substantially all of our assets, (iv) create liens on assets, and (v) enter into certain transactions with affiliates or related persons. As of December 31, 2002 and June 30, 2003, we were in compliance with applicable covenants.

        The 1999 Notes are redeemable at our option, in whole or in part, any time on or after February 1, 2004 in cash at the redemption price on that date, plus accrued and unpaid interest and liquidated damages, if any, at the date of liquidation.

11% Senior Notes

        On March 10, 2000 we issued $200 million in aggregate principal amount 11% Senior Notes due 2010, and on July 27, 2000 issued an additional $200 million of 11% Senior Notes, each in a private placement (the "2000 Notes"). We exchanged the 2000 Notes for registered notes having the same financial terms and covenants. In November 2002, we exchanged $10.0 million of the notes for 1,097,561 shares at $7.38 per share of our Class A common stock. Interest accrues for the 2000 Notes at the rate of 11% per annum, payable semiannually in cash in arrears on March 15 and September 15 of each year, which commenced on September 15, 2000.

        The 2000 Notes represent our senior unsecured obligations, and rank equally in right of payment to our entire existing and future senior unsecured indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The 2000 Notes are effectively subordinated to (i) all of our secured obligations, including borrowings under the bank credit facility, to the extent of assets securing such obligations and (ii) all indebtedness including borrowings under the bank credit facility and trade payables of OPCO.

        The 2000 Notes contain certain covenants that limit, among other things, our ability to: (i) pay dividends, redeem capital stock or make certain other restricted payments or investments, (ii) incur additional indebtedness or issue preferred equity interests, (iii) merge, consolidate or sell all or substantially all of our assets, (iv) create liens on assets and (v) enter into certain transactions with affiliates or related persons. As of December 31, 2002 and June 30, 2003, we were in compliance with all of our required covenants.

        The 2000 Notes are redeemable at the our option, in whole or in part, any time on or after March 15, 2005 in cash at the redemption price on that date, plus accrued and unpaid interest and liquidated damages, if any, at the date of liquidation.

Bank Credit Facility

        On January 29, 1999, we, through OPCO, entered into a credit facility ("Term B Loan") with a syndicate of banks and other financial institutions led by Donaldson, Lufkin and Jenrette Securities Corporation, as arranger ("DLJSC"), and DLJ Capital Funding, Inc., as syndication agent ("DLJ Capital"). The Term B Loan includes a $175 million term loan facility and initially, a $100 million revolving credit facility. The Term B Loan has a maturity of nine years. The revolving credit facility terminates eight years from the initial funding.

        On September 9, 1999, we, through OPCO, entered into an Amended and Restated Credit Agreement (the "Amended and Restated Credit Agreement") with a syndicate of banks and other financial institutions with DLJ Capital Funding, Inc., as syndication agent. The parties agreed to amend and restate in its entirety the credit agreement to, among other things, obtain from certain of the Lenders an additional term loan commitment ("Term C Loan") in the maximum aggregate principal amount of $150 million. The Term C Loan facility has a maturity of nine years.

        On February 5, 2002 we, through OPCO, entered into an agreement to amend out existing credit facility to provide for an additional $50 million term loan ("Term D Loan"). The Term D Loan matures on July 29, 2008.

        The Term B, C and D Loans bear interest, at the our option, at the administrative agent's alternate base rate or reserve-adjusted LIBOR plus, in each case, applicable margins. The applicable margin for the Term B Loan is 4.75% over LIBOR and 3.75% over the base rate of the higher of 0.5% per annum above the latest federal funds rate or the prime rate. For the revolving credit facility, which is part of Term B Loan, the initial applicable margin is 4.25% over LIBOR and 3.25% over the base rate until consolidated EBITDA (defined as net loss before interest expense, interest income, depreciation, amortization and deferred compensation expense) as adjusted is positive at which time the applicable margin will be initially 4.0% over LIBOR and 3.0% over the base rate and thereafter will be determined on the basis of the ratio of total debt to annualized EBITDA as adjusted and will range between 2.25% and 3.75% over LIBOR and between 1.25% and 2.75% over the base rate. The applicable margin for the Term C and D Loan is 4.25% over LIBOR and 3.25% over the base rate. As of December 31, 2000, the interest rates on the $175 million term B Loan, and the $150 million term C Loan were 11.0% and 10.3%, respectively, and 6.7% and 6.4%, respectively, as of December 31, 2001. In addition, the interest rates on the $175 million term B Loan, the $150 million term C Loan and the $50 million term D Loan as of December 31, 2002 were 6.5%, 5.7% and 5.9%, respectively, and 6.02%, 5.39% and 5.60%, respectively, as of June 30, 2003.

        We pay a commitment fee calculated at a rate equal to 2.00% per annum, calculated on the daily average unused commitment under the revolving credit facility (whether or not then available). Such fee is payable quarterly in arrears. The commitment fee is subject to reduction based on utilization of the revolving credit facility. Prior to the date on which our portion of the Nextel Digital Mobile Network is substantially complete and operations and services are offered to customers over a minimum coverage area, loans under the revolving credit facility will be made subject to satisfaction of certain financial covenants and certain build-out covenants.

        The Term B, C and D Loans are subject to mandatory prepayment: (i) with 100% of the net cash proceeds from the issuance of debt, subject to certain exceptions, (ii) with 100% of net cash proceeds of asset sales, subject to certain exceptions, (iii) with 50% of our excess cash flow (as defined), (iv) with 50% of the net cash proceeds from the issuance of equity at any time after the fifth anniversary of the credit facility, and (v) with 100% of net casualty proceeds, subject to certain exceptions.

        Our obligations under the Term B, C and D Loans are secured by a first-priority-perfected lien on all property and assets, tangible and intangible, of our subsidiaries including a pledge of the capital stock of all of our subsidiaries. We and our subsidiaries guarantee the obligations of OPCO under the Term B and C Loans. Such guarantee will only be recourse to our pledge of all of the outstanding capital stock of our subsidiaries to secure our obligations under the Term B and C Loans.

        The Term B, C and D Loans contain covenants and restrictions on our ability to engage in certain activities, including but not limited to: (i) limitations on the incidence of liens and indebtedness, (ii) restrictions on sale lease-back transactions, consolidations, mergers, sale of assets, capital expenditures, transactions with affiliates and investments and (iii) restrictions on dividends, and other similar distributions.

        Additionally, the Term B, C and D Loans contain financial covenants requiring us to maintain (i) certain defined ratios of senior debt and total debt to EBITDA (net loss before interest expense, interest income, depreciation, amortization and deferred compensation expense) as adjusted, (ii) a minimum interest coverage ratio, (iii) a minimum fixed charge coverage ratio, (iv) a maximum leverage ratio and (v) minimum service revenues, subscriber units and covered population equivalents. As of December 31, 2002 and June 30, 2003, we were in compliance with all of our required covenants.

Future Maturities of Long-Term Debt

        Scheduled annual maturities of long-term debt outstanding as of December 31, 2002 under existing long-term debt agreements are as follows (in thousands):

2003	$1,688
2004	3,750
2005	3,750
2006	3,750
2007	151,469
Thereafter	1,318,593

1,483,000
Less—unamortized discount	(80,567)

$1,402,433

See Note 14 for activities subsequent to December 31, 2002 that would impact future maturities of long-term debt.

6.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        Fair value estimates, assumptions, and methods used to estimate the fair value of our financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." We used quoted market prices to derive our estimates for the 1999 Notes (14% Senior Notes), the 2000 (Notes (11% Notes) and the 2001 Notes (12 1/2% Notes). For the Term B, C and D Loans we estimated the fair value to be the same as the carrying amount due to the variable rate nature of the loan facilities. For the redeemable preferred stock we estimated the fair values to be the same as the carrying amounts since it is subject to voluntary redemption for cash at our option at any time at its then current liquidation value. The carrying amount and fair value for the interest rate swap agreements covering our outstanding Term B and C credit facilities are the same since we record the fair value on the balance sheet each month.

	At December 31,
	2001		2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in millions)
Long-term debt:
14% Senior Notes (the 1999 Notes)	$392.3	$312.0	$425.9	$364.8
11% Senior Notes (the 2000 Notes)	$400.0	$324.0	$390.0	$331.5
12 1/2% Senior Notes (the 2001 Notes)	$210.5	$200.3	$211.6	$202.5
Term B Loan	$175.0	$175.0	$175.0	$175.0
Term C Loan	$150.0	$150.0	$150.0	$150.0
Term D Loan	n/a	n/a	$50.0	$50.0
Redeemable preferred stock	$31.0	$31.0	$35.0	$35.0
Interest rate swap liability—Term B credit facility	$2.6	$2.6	$3.4	$3.4
Interest rate swap liability—Term C credit facility	$4.4	$4.4	$5.9	$5.9

7.    INCOME TAXES

        Deferred tax assets and liabilities consist of the following (in thousands):

	December 31,
	2001	2002
	(in thousands)
Deferred tax assets:
Operating loss carry forwards	$235,404	$379,228
Interest	45,598	62,806
Deferred compensation	10,365	11,561
Other	7,322	15,425

Total deferred tax assets	298,689	469,020
Valuation allowance	(218,298)	(349,072)

	80,391	119,948

Deferred tax liabilities:
Property, plant and equipment	(77,329)	(119,948)
FCC licenses	(3,062)	(18,188)

	(80,391)	(138,136)

Net deferred tax liability	$—	$(18,188)

        At December 31, 2002 we had approximately $947.9 million of consolidated net operating loss ("NOL") carryforwards for federal income tax purposes expiring from 2019 to 2022, based on actual tax returns filed through 2001 and estimates prepared for the year ended December 31, 2002. At December 31, 2001 and 2002, we recorded a valuation allowance of approximately $218.3 million and $349.1 million, respectively. The increase of approximately $130.8 million in the valuation allowance between years is due to available objective evidence that would have created sufficient uncertainty regarding the realization of the net deferred tax assets. Such factors primarily would have included anticipated recurring operating losses resulting from the development of our business.

        We recorded tax expense of $0, $0 and $18,188 in 2000, 2001 and 2002, respectively. Our 2002 tax expense was all deferred tax expense.

        The difference between the expected benefit computed using the statutory tax rate of approximately 35% in 2002 and tax expense of $18,188 disclosed above is the result of (1) a non-cash, non-operating charge to increase our valuation allowance in connection with our adoption of SFAS No. 142, which resulted in our not being able to utilize the deferred tax liability created by FCC licenses as a source of income to realize our deferred tax assets, and (2) the full valuation allowance against our net deferred tax assets.

        The difference between the statutory tax of approximately 35% in 2001 and 2000 and the tax benefit of zero is primarily due to our full valuation allowance against the net deferred tax assets.

        Our ability to utilize the NOL in any given year may be limited by certain events, including a significant change in ownership interest. Approximately $9.4 million of the net operating loss carryforwards at December 31, 2002 result from deductions associated with the exercise of non-qualified employee stock options, of which the realization of a portion of these deductions would result in a credit to shareholders' equity.

8.    COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

        We lease various cell sites, equipment and office facilities under operating leases. Leases for cell sites are typically five years with renewal options. Office facilities and equipment are leased under agreements with terms ranging from one month to twenty years. The leases normally provide for the payment of minimum annual rentals and certain leases include provisions for renewal options of up to five years.

        For years subsequent to December 31, 2002, future minimum payments for all operating lease obligations that have initial noncancellable lease terms exceeding one year are as follows (in thousands):

2003	$69,534
2004	66,942
2005	54,386
2006	34,362
2007	20,327
Thereafter	48,455

$294,006

        Total rental expense for the years ended December 31, 2000, 2001 and 2002 was approximately $25.7 million, $48.1 million and $67.7 million, respectively.

Regulatory Matters

        The FCC issues Specialized Mobile Radio ("SMR") licenses on both a site-specific and wide-area basis. Each license enables SMR carriers to provide service either on a site-specific basis, in specific 800 MHz Economic Areas ("EA") or 900 MHz Metropolitan Trading Areas ("MTA") in the United States. Currently, SMR licenses are issued for a period of 10 years, and are subject to certain construction and operational requirements.

        The FCC has routinely granted license renewals, providing that the licensees have complied with applicable rules, policies and the Communications Act of 1934, as amended. We believe that we have met and will continue to meet all requirements necessary to secure the retention and renewal of our SMR licenses subsequent to the FCC-approved transfer of the licenses from Nextel WIP.

        On January 7, 2003, the FCC granted approval to transfer ownership of the licenses for the Augusta, Georgia and connected corridors from Nextel WIP to us, which we acquired for $12.5 million.

Legal Proceedings

        On December 5, 2001, a purported class action lawsuit was filed against us, two of our executive officers and four of the underwriters involved in our initial public offering. It was filed on behalf of all persons who acquired our common stock between February 22, 2000 and December 6, 2000 and initially named as defendants us, John Chapple, our President, Chief Executive Officer and Chairman of the Board, John D. Thompson, our Chief Financial Officer and Treasurer, and the underwriters involved in our initial public offering. Mr. Chapple and Mr. Thompson have been dismissed from the lawsuit without prejudice. The complaint seeks recessionary and/or compensatory damages. We dispute the allegations of the complaint that suggest any wrongdoing on our part or by our officers.

        On June 8, 2001 a purported class action lawsuit was filed against Nextel Partners, Inc. as well as several other wireless carriers and manufacturers of wireless telephones. The complaint alleges that the defendants, among other things, manufactured and distributed wireless telephones that cause adverse health affects. The plaintiffs seek compensatory damages, reimbursement for certain costs including reasonable legal fees, punitive damages and injunctive relief. We dispute the allegations of the complaint, will vigorously defend against the action, and intend to seek indemnification from the manufacturers of the wireless telephones if necessary.

        We are subject to other claims and legal actions that may arise in the ordinary course of business. We do not believe that any of these other pending claims or legal actions or the items discussed above will have a material effect on our financial position or results of operations.

9.    CAPITAL STOCK, STOCK RIGHTS AND REDEEMABLE STOCK

        We currently have the authority to issue 713,110,000 shares of capital stock, divided into four classes as follows: (i) 500 million shares of Class A common stock, par value $.001 per share; (ii) 100 million shares of Class B convertible common stock, par value $.001 per share; (iii) 13,110,000 shares of Series B preferred stock, par value $.001 per share; and (iv) 100 million shares of other preferred stock.

        The following is a summary description of our capital stock.

Common Stock

        The holders of common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Holders of common stock are entitled to share equally, share for share, if dividends are declared on common stock, whether payable in cash, property or securities.

        Class A Common Stock.    Under certain circumstances, shares of Class A common stock and securities convertible into Class A common stock (other than Class B common stock) are callable at the option of Nextel WIP or may be put to Nextel WIP at the option of the holders thereof.

        Class B Common Stock.    Shares of Class B common stock are convertible at any time at the option of the holder into an equal number of shares of Class A common stock upon a transfer by Nextel or Nextel WIP to a third party who is not a holder of Class B common stock.

        Ranking.    With respect to rights on liquidation, dissolution or winding up, the order of preference is as follows:

  1.
  the Series B preferred stock;

  2.
  the Class A and Class B common stock.

        Series A, C and D Preferred Stock.    Each share of Series A, C and D preferred stock was converted into one share of Class A common stock upon consummation of the IPO on February 25, 2000.

        Series B Preferred Stock.    The Series B preferred stock is subject to mandatory redemption by us 375 days after February 1, 2009. The price for redemption will be the liquidation value, which accretes at an annual rate of 12% from the date of issuance. The Series B preferred stock is subject to voluntary redemption for cash at our option at any time at its then current liquidation value. The holders of Series B preferred stock do not have any voting rights other than to approve mergers or consolidations adverse to the rights of holders of such securities.

Common Stock Reserved for Issuance

        As of December 31, 2002, we reserved shares of common stock for future issuance as detailed below:

Employee options outstanding	16,489,171
Employee options available for grant	11,227,821
Employee stock purchase plan available for issuance	2,162,545

Total	29,879,537

10.    STOCK AND EMPLOYEE BENEFIT PLANS

Restricted Stock

        In 1998, we issued 8,774,994 shares of Class A common stock to our senior managers at $.00167 per share. During 1999 an additional 60,000 shares were issued to our senior management at $.00167 per share. Pursuant to the original agreements executed in connection with these grants, the shares issued to senior managers vested over a four-year period based on the passage of time and on certain Company performance goals related to revenue, EBITDA as adjusted, and the successful build-out of our network.

At the time of the initial public offering (February 25, 2000), all vesting provisions related to performance goals were removed and these shares now vest solely based on the passage of time. Accordingly, compensation expense for 2000 and thereafter is fixed and recognized over the remaining vesting period of these restricted shares. As of December 31, 2000, 2001 and 2002, 6,928,053 shares, 8,290,224 shares and 8,834,994 shares, respectively, were considered fully vested.

        On July 11, 2002, we issued 180,000 restricted shares of Class A common stock to four of our directors in exchange for services to be rendered to the company. These shares vest in equal annual installments over a three-year period.

        Compensation expense for 2000, 2001 and 2002 accounted for as being fixed was approximately $45.8 million, $20.9 million and $8.4 million, respectively. We use the FIN 28 accelerated vesting model to recognize the compensation expense.

Nonqualified Stock Option Plan

        In January 1999, we adopted the Nonqualified Stock Option Plan (the "Plan"). Under the Plan, as amended, the Board of Directors may grant nonqualified stock options to purchase up to 28,545,354 shares of our Class A common stock to eligible employees at a price equal to the fair market value as of the date of grant. Options have a term of up to 10 years and those granted under the Plan during 1999 and 2000 vest over 3 years with 1/3 vesting at the end of each year. No options under this Plan may be granted after January 1, 2008. For the options granted October 31, 2001 and thereafter, the vesting period was changed to four years with 1/4 vesting each year on October 31. Prior to the initial public offering, grants under this Plan were considered compensatory and were accounted for on a basis similar to stock appreciation rights. At the initial public offering (February 25, 2000), the intrinsic value of the outstanding options was recorded and is being amortized over the remaining vesting periods. We recognized compensation expense for the years ended December 31, 2000, 2001 and 2002 of approximately $24.3 million, $10.1 million and $4.3 million, respectively.

        The following table summarizes all stock options granted, exercised and forfeited by us including options issued outside of the Plan.

	Number of Options Outstanding	Option Price Range	Weighted Average Exercise Price
Outstanding December 31, 1999	5,049,600	$1.67 - $1.85	$1.78
Granted	3,974,402	$14.13 - $29.06	$17.02
Exercised	(85,000)	$1.67	$1.67
Forfeitures	(453,900)	$1.67 - $14.13	$1.84

Outstanding December 31, 2000	8,485,102	$1.67 - $29.06	$8.85
Granted	3,915,775	$4.95 - $19.56	$6.23
Exercised	(322,375)	$1.67 - $1.85	$1.77
Forfeitures	(488,752)	$1.85 - $29.06	$11.51

Outstanding December 31, 2001	11,589,750	$1.67 - $29.06	$8.05
Granted	6,671,885	$2.38 - $8.00	$6.35
Exercised	(420,987)	$1.67 - $5.35	$1.94
Forfeitures	(1,351,477)	$1.85 - $29.00	$8.91

Outstanding December 31, 2002	16,489,171	$1.67 - $29.06	$7.43

Exercisable, December 31, 2000	1,657,867	$1.67 - $1.85	$1.78
Exercisable, December 31, 2001	3,937,026	$1.67 - $29.06	$6.54
Exercisable, December 31, 2002	6,658,516	$1.67 - $29.06	$7.49

        The following table is a summary of the stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.67 - $1.85	3,546,563	6.7 years	$1.80	3,546,563	$1.80
$2.36 - $5.00	2,497,110	9.6 years	$3.82	9,050	$4.97
$5.09 - $7.68	3,197,628	8.9 years	$5.37	771,362	$5.36
$8.00 - $14.41	3,878,125	9.0 years	$8.29	96,788	$13.03
$15.30 - $19.56	3,274,995	8.0 years	$16.86	2,171,590	$16.86
$20.00 - $29.06	94,750	7.6 years	$22.82	63,163	$22.82

$1.67 - $29.06	16,489,171	8.4 years	$7.43	6,658,516	$7.49

Employee Stock Purchase Plan

        The Employee Stock Purchase Plan (the "ESPP) was made effective in April 2000 and provides for the issuance of up to 3 million shares of Class A common stock to employees participating in the plan. Eligible employees may subscribe to purchase shares of Class A common stock through payroll deductions of up to 10% of eligible compensation. The purchase price is the lower of 85% of market value at the beginning or the end of each quarter. The aggregate number of shares purchased by an employee may not exceed $25,000 of fair market value annually (subject to limitations imposed by Section 423 of the Internal Revenue Code.) During 2000, 2001 and 2002, employees purchased 42,768 shares, 225,265 shares and 569,422 shares, respectively, of Class A Common stock with an aggregate value of approximately $791,000, $1.6 million and $1.8 million, respectively.

Employee Benefit Plan

        We have a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code covering all eligible officers and employees. For the years ended December 31, 1999 and 2000, we provided a matching contribution of $0.50 for every $1.00 contributed by the employee up to 2% of each employee's salary. Mid-year 2001, we increased the matching contribution to 3% of each employee's salary. Such contributions were approximately $404,000, $741,000 and $1.2 million for the years ended December 31, 2000, 2001 and 2002, respectively. During the same years, we had no other pension or post-employment benefit plans.

Receivable from Officer

        On January 29, 1999, we advanced $2.2 million to one of our officers. The note did not bear interest and was collateralized by proceeds of the loan and the restricted stock of the officer. The note was due and paid in full on January 29, 2003.

11.    RELATED PARTY TRANSACTIONS

Motorola Purchase Agreements

        Pursuant to the equipment purchase agreements between us and Motorola, who currently holds approximately 5.2% of our outstanding common stock, Motorola provides the iDEN infrastructure and subscriber handset equipment to us throughout our markets. We expect to continue to rely on Motorola for the manufacture of a substantial portion of our handset equipment as well as the equipment necessary to construct our portion of the Nextel Digital Mobile Network for the foreseeable future. The equipment purchase agreements govern our rights and obligations regarding purchases of handset equipment and system infrastructure equipment manufactured by Motorola and others.

        For the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003 we purchased approximately $154.7 million, $178.0 million, $182.1 million, $85.1 million and $90.5 million, respectively, of infrastructure and other equipment, handsets, warranties and services from Motorola.

Nextel Operating Agreements

        We, our operating subsidiary and Nextel WIP, which holds approximately 31.5% of our outstanding common stock as of June 30, 2003 and with which two of our directors are affiliated, entered into a joint venture agreement dated January 29, 1999. The joint venture agreement, along with the other operating agreements, defines the relationships, rights and obligations between the parties and governs the build-out and operation of our portion of the Nextel Digital Mobile Network and the transfer of licenses from Nextel WIP to us. Our roaming agreement with Nextel WIP provides that each party pays the other company's monthly roaming fees in an amount based on the actual system minutes used by our respective customers when they are roaming on the other party's network. For the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003 we earned approximately $24.7 million, $58.1 million, $79.5 million, $35.3 million and $49.9 million, respectively, from Nextel customers roaming on our system, which is included in our service revenues.

        During the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003, recorded as part of cost of service revenues, we paid Nextel WIP $20.5 million, $58.4 million, $79.4 million, $37.0 million and $43.8 million, respectively, for services such as specified telecommunications switching services, charges for our customers roaming on Nextel's system and other support costs.

        During 2002 and 2003 Nextel has continued to provide certain services to us for which we pay a fee based on their cost. These services are limited to Nextel telemarketing and customer care, fulfillment, activations and billing for the national accounts. During the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003, we were charged approximately $2.3 million, $3.0 million, $4.1 million, $1.7 million and $2.2 million, respectively, for these services. Nextel WIP also provides us access to certain back office and information systems platforms on an ongoing basis. For the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003, we were charged approximately $1.1 million, $1.5 million, $2.9 million, $837,000 and $2.3 million, respectively, for these services. The costs for all of these services are included in selling, general and administrative expenses.

        In the event of a termination of the joint venture agreement, Nextel WIP could, in certain circumstances, purchase or be forced to purchase all of our outstanding common stock. In such event, Nextel WIP, at its option, would be entitled to pay the purchase price therefore in cash or in shares of Nextel common stock.

Business Relationship

        In the ordinary course of business, we have engaged the services of and leased tower space from American Tower Corporation, of which one of our directors is a stockholder, president, chief executive officer and chairman of the board of directors. During the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003 we paid American Tower Corporation $6.2 million, $13.2 million, $10.3 million, $5.0 million and $5.2 million, respectively, for these services and tower leases.

DLJ Merchant Banking Relationship

        In our private placements of debt securities Credit Suisse First Boston LLC, its predecessor, Credit Suisse First Boston Corporation, and Donaldson, Lufkin & Jenrette Securities Corporation have served as initial purchasers of our senior notes, senior discount notes and convertible senior notes and received customary discounts and commissions in connection with each such offering. In addition, Credit Suisse First Boston LLC also served as a dealer manager for our tender offer relating to our 14% senior discount notes. Donaldson, Lufkin & Jenrette Securities Corporation also acted as our financial advisor and as arranger, and DLJ Capital Funding, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, acted as syndication agent, under our credit facility, and received customary fees and reimbursements in connection therewith. DLJ Merchant Banking and its affiliates, affiliates of Credit Suisse First Boston LLC, held approximately 11.4% of our outstanding common stock as of June 30, 2003. Donaldson, Lufkin & Jenrette Securities Corporation was a co-lead manager of the initial public offering of our Class A common stock in February 2000. We may from time to time enter into other investment banking relationships with Credit Suisse First Boston LLC or its affiliates. The aggregate amount of fees paid to Credit Suisse First Boston for financial services for the years ended December 31, 2000, 2001 and 2002 and for the six months ended June 30, 2002 and 2003 was approximately $15.0 million, $2.4 million, $437,500, $437,500 and $4.5 million, respectively.

12.    QUARTERLY FINANCIAL DATA (Unaudited)

        Selected quarterly consolidated financial information for the years ended December 31, 2001 and 2002 is as follows (dollar in thousands, except per share amounts):

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$65,546	$85,933	$105,125	$120,760

Operating expenses	$110,448	$136,762	$152,461	$170,016

Loss before cumulative effect of change in accounting principle	$(63,587)	$(70,969)	$(73,212)	$(78,178)

Cumulative effect of change in accounting principle	$(1,787)	$—	$—	$—

Loss attributable to common stockholders	$(66,199)	$(71,829)	$(74,108)	$(79,101)

Basic and diluted loss per share:
Loss per share before cumulative effect of change in accounting principle	$(0.26)	$(0.30)	$(0.31)	$(0.33)
Cumulative effect of change in accounting	(0.01)	—	—	—

Loss per share	$(0.27)	$(0.30)	$(0.31)	$(0.33)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$133,150	$161,086	$180,690	$195,762

Operating expenses	$176,038	$193,230	$202,333	$210,318

Loss attributable to common stockholders	$(91,663)	$(74,967)	$(65,882)	$(53,922)

Basic and diluted loss per share:
Loss per share	$(0.38)	$(0.31)	$(0.27)	$(0.22)

13.    VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Costs and Expenses	Write-Offs	Balance at End of Period
	(in thousands)
Year Ended December 31, 2000 Allowance for doubtful accounts	$1,193	$4,521	$4,316	$1,398

Year Ended December 31, 2001 Allowance for doubtful accounts	$1,398	$14,929	$12,259	$4,068

Year Ended December 31, 2002 Allowance for doubtful accounts	$4,068	$33,215	$27,086	$10,197

14.    SUBSEQUENT EVENTS (Unaudited)

        In regards to the December 5, 2001 class action lawsuit filed against us, the plaintiffs and the issuing company defendants, including us, have reached a settlement of the issues in the lawsuit. The settlement, which is not material to us, is subject to final court approval.

        On April 1, 2003, a purported class action lawsuit was filed in the 93rd District Court of Hidalgo County, Texas against us, Nextel Communications and Nextel West Corp. The lawsuit is captioned Rolando Prado v. Nextel Communications, et al., Civil Action No. C-695-03-B. On May 2, 2003, a purported class action lawsuit was filed in the Circuit Court of Shelby County for the Thirtieth Judicial District at Memphis, Tennessee against us, Nextel Communications and Nextel West Corp. The lawsuit is captioned Steve Strange v. Nextel Communications, et al., Civil Action No. 01-002520-03. On May 3, 2003, a purported class action lawsuit was filed in the Circuit Court of the Second Judicial Circuit in and for Leon County, Florida against Nextel Partners Operating Corp. d/b/a Nextel Partners and Nextel South Corp. d/b/a Nextel Communications. The lawsuit is captioned Christopher Freeman and Susan and Joseph Martelli v. Nextel South Corp., et al., Civil Action No. 03-CA1065. On July 9, 2003, a purported class action lawsuit was filed in Los Angeles Superior Court, California against us, Nextel Communications, Nextel West, Inc., Nextel of California, Inc. and Nextel Operations, Inc. The lawsuit is captioned Nick's Auto Sales v. Nextel West, Inc., et al., Civil Action No. BC298695. On August 7, 2003, a purported class action lawsuit was filed in the Circuit Court of Jefferson County, Alabama against us and Nextel Communications. The lawsuit is captioned Andrea Lewis and Trish Zruna v. Nextel Communications et al., Civil Action No. CV-03-907.

        All of the above complaints allege that we, in conjunction with the other defendants, misrepresented certain cost-recovery line-items as government taxes. Plaintiffs seek to enjoin such practices and seek a refund of monies paid by the class based on the alleged misrepresentations. Plaintiffs also seek attorneys' fees, costs and, in some cases, punitive damages. We believe the allegations are groundless. On October 9, 2003, Judge Gaitan in the United States District Court for the Western District of Missouri entered an order granting preliminary approval of a nationwide class action settlement that encompasses most of the claims involved in the cases discussed above. The court has authorized the settling parties to issue notice of the nationwide settlement, and a hearing for final approval of the settlement is set for January 29, 2004 in the Western District of Missouri. We recorded an estimated liability during the third quarter of 2003 which did not materially impact our financial results.

        On May 13, 2003, we closed a private placement of $150 million of 1 1/2% convertible senior notes due 2008. On June 11, 2003, we closed a private placement of an additional $25 million of these notes (increasing total gross proceeds to $175 million) pursuant to the exercise of an overallotment option held by the initial purchasers of these notes. The offering of the notes was made to qualified institutional buyers as defined in Rule 144A of the Securities Act. At the option of the holders, the notes are convertible at an initial conversion rate of 131.9087 shares of our Class A common stock per $1,000 principal amount of notes, which represents a conversion price of $7.58 per share of Class A common stock.

        From May 13, 2003 through June 4, 2003, we purchased approximately $86.1 million (principal amount at maturity) of our 14% senior discount notes due 2009 for cash in open-market purchases.

        On June 11, 2003, we commenced a tender offer and consent solicitation relating to all of our outstanding 14% senior discount notes. The tender offer expired on July 10, 2003 and we received the consents necessary to amend the indenture governing the 14% senior discount notes to eliminate substantially all restrictive covenants and certain event of default provisions. From June 11, 2003 through July 11, 2003, we repurchased approximately $392.3 million (principal amount at maturity) of our 14% senior discount notes for cash.

        On June 23, 2003, we closed a private placement of $450 million 8 1/8% Senior Notes due 2011. The offering of the notes was made to qualified institutional buyers as defined in Rule 144A of the Securities Act. The proceeds from the offering were used primarily to fund the purchase of the 14% senior discount notes in our tender offer.

        On August 6, 2003 we closed a private placement of $125 million of 1 1/2% senior convertible notes due 2008. The offering of these notes was made to qualified institutional buyers as defined in Rule 144A of the Securities Act. At the option of the holders, the notes are convertible at an initial conversion rate of 78.3085 shares of our Class A common stock per $1,000 principal amount of notes, which represents a conversion price of $12.77 per share of Class A common stock. Interest will accrue at the rate of 1 1/2% per annum, payable semi-annually in arrears in cash on May 15 and November 15 of each year, commencing on November 15, 2003. The proceeds from this offering will be used for general corporate purposes, including, but not limited to, general working capital and opportunistic repurchases of currently outstanding notes.

        During July and August 2003, with proceeds from the 8 1/8% senior notes issued in June 2003 and from the 1 1/2% convertible senior notes issued in August 2003, we repurchased for cash $22.6 million (principal amount at maturity) of our 11% senior notes and $11.1 million (principal amount at maturity) of our 12 1/2% senior discount notes.

        In October 2003, we delivered a notice to Nextel WIP stating our intent to redeem all of the 13,110,000 shares of our outstanding Series B preferred stock currently held by Nextel WIP. As of September 30, 2003, the redemption value of the Series B preferred stock was approximately $38.3 million. We intend to consummate the redemption in the fourth quarter of 2003. Following such redemption, we will no longer have any shares of preferred stock outstanding.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of Class A common stock being registered. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$33,249.78
NASD Filing Fee	$30,500.00
Legal Fees and Expenses	$100,000.00
Accounting Fees and Expenses	$75,000.00
Printing Fees and Expense	$25,000.00
Blue Sky Fees and Expenses	$1,000.00
Transfer Agent Fees	$10,000.00
Miscellaneous	$10,250.22
Total	$285,000.00

Item 15. Indemnification of Directors and Officers

        The registrant is a Delaware corporation. In its restated certificate of incorporation, the registrant has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the "Delaware Law"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director will personally receive a benefit in money, property or services to which the director is not legally entitled.

        The registrant has also adopted indemnification provisions in its restated certificate of incorporation and bylaws pursuant to Section 145 of the Delaware Law, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person was an officer, director, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against expenses (including attorneys' fees) that such officer or director actually and reasonably incurred.

        The registrant has entered into indemnification agreements with each of its officers and directors.

        The directors and officers of the registrant and its subsidiaries are insured (subject to certain exceptions and deductions) against liabilities which they may incur in their capacities as such, including liabilities under the Securities Act, under liability insurance policies carried by the registrant.

        The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification between the underwriters and the registrant from and against certain liabilities arising in connection with the offering which is the subject of this registration statement.

Item 16. Exhibits

1.1*	Form of Underwriting Agreement
4.1	Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1.1 to Registration Statement on Form S-1 declared effective February 22, 2000 (File No. 333-95473))
4.2	Bylaws (Incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-4 declared effective July 30, 1999 (File Number 333-78459))
5.1*	Opinion of Summit Law Group, PLLC as to the legality of the securities being registered
8.1*	Opinion of Davis Wright Tremaine LLP as to certain tax matters
12.1*	Statements re: computation of ratios
23.1	Consent of KPMG LLP
23.2**	Consent of Arthur Andersen LLP
23.3	Consent of Summit Law Group, PLLC (see Exhibit 5.1)
24.1	Powers of Attorney (included on signature page hereof)

*
To be filed by amendment.

**
Pursuant to Rule 437a promulgated under the Securities Act, no consent is filed herewith.

Item 17. Undertakings

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kirkland, State of Washington, on the 30th day of October, 2003.

NEXTEL PARTNERS, INC.
By:	/s/ JOHN CHAPPLE John Chapple, President, Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

        Each person whose individual signature appears below hereby authorizes and appoints John Chapple and Barry Rowan, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this registration statement, including any and all post-effective amendments thereto and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on the 30th day of October, 2003.

SIGNATURE	TITLE

/s/ JOHN CHAPPLE John Chapple	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ BARRY ROWAN Barry Rowan	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
Timothy M. Donahue	Director
Adam Aron	Director

/s/ JAMES N. PERRY, JR. James N. Perry, Jr.	Director
/s/ DENNIS M. WEIBLING Dennis M. Weibling	Director
Steven B. Dodge	Director
/s/ CAROLINE H. RAPKING Caroline H. Rapking	Director

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
NEXTEL PARTNERS
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE SELLING STOCKHOLDERS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF CLASS A COMMON STOCK
DIVIDEND POLICY
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Revenues
Revenues
Revenues (dollars in thousands, except for ARPU)
BUSINESS
REGULATION
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF CLASS A COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES
Independent Auditors' Report
REPORT OF PRIOR INDEPENDENT PUBLIC ACCOUNTANTS
NEXTEL PARTNERS, INC. AND SUBSIDIARIES Consolidated Balance Sheets (dollars in thousands, except per share amounts)
NEXTEL PARTNERS, INC. AND SUBSIDIARIES Consolidated Statements of Operations (in thousands, except for share and per share amounts)
NEXTEL PARTNERS, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (dollars in thousands)
NEXTEL PARTNERS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2000, 2001 and 2002 and Six Months Ended June 30, 2002 and 2003 (Amounts and disclosures as of June 30, 2003 and for the six-month periods ended June 30, 2002 and 2003 are unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY